Exhibit 99.3

ANNUAL INFORMATION FORM

CONCORDIA HEALTHCARE CORP.

For the year ended December 31, 2014

March 19, 2015

TABLE OF CONTENTS

GLOSSARY OF TERMS	1

EXPLANATORY NOTES	9
Trademarks	9
Currency	9
Market Data	9

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION	10

BACKGROUND AND CORPORATE STRUCTURE	12
Name, Address and Incorporation	12
Intercorporate Relationships	13

GENERAL DEVELOPMENT AND DESCRIPTION OF THE BUSINESS	13
Development of the Business	13
Growth Strategy	18
Competitive Strengths	20
Corporate Operations	21
Employees	22
The Pharmaceutical Market	22
Customers	25
Distribution Outsourcing	25
Competitive Conditions	25
Government Regulation	26
Proprietary Protection	26
Revenue By Division	26

LEGACY PHARMACEUTICALS DIVISION	27
Industry Overview	27
Legacy Pharmaceuticals Division Overview	30
Legacy Products - Kapvay®	30
Legacy Products - Orapred ODT®	32
Legacy Products - Ulesfia®	33
Legacy Products - Donnatal®	35
Legacy Products - Zonegran®	36

SPECIALTY HEALTHCARE DISTRIBUTION DIVISION	38
Specialty Healthcare Distribution Division Overview	38
Industry Overview	38
SHD Division Operations	39
SHD Division Products	40
SHD Division Marketing	40
SHD Division Suppliers	41
SHD Division Competition	41
Corporate Compliance	41
Medicare Competitive Bidding	42

ORPHAN DRUGS DIVISION	42
Orphan Drugs Division Overview	42
Industry Overview	42

PDT with Photofrin®	43
Existing Indications	44
New Indications	45
Special Protocol Assessment	45
Other Developments	45

RISK FACTORS	46
Risk Factors Related to the Business	46
Risk Factors Related to the Common Shares	64

DIVIDEND POLICY	68

DESCRIPTION OF CAPITAL STRUCTURE	68
Common Shares	68
Stock Option Plan	68
Long Term Incentive Plan	70

DEBT FINANCING	73
GE Amended Credit Agreement	73

MARKET FOR SECURITIES	74
Trading Price and Volume	74
Prior Sales	74

DIRECTORS AND EXECUTIVE OFFICERS OF THE CORPORATION	76
Directors and Executive Officers, Positions and Security Holdings	76
Biographies	77
Corporate Cease Trade Orders or Bankruptcies	80
Penalties or Sanctions	80
Individual Bankruptcies	80
Conflicts of Interest	81

PROMOTER	81

LEGAL PROCEEDINGS AND REGULATORY MATTERS	81

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	81

AUDIT COMMITTEE	81
Reliance on Certain Exemptions	82
Audit Committee Oversight	82
Pre-Approval Policies and Procedures	82
External Auditor Service Fees	82

TRANSFER AGENT AND REGISTRAR	83

MATERIAL CONTRACTS	83

INTEREST OF EXPERTS	83

ADDITIONAL INFORMATION	84

SCHEDULE “A” CHARTER OF THE AUDIT COMMITTEE

GLOSSARY OF TERMS

In addition to terms defined elsewhere, the following are defined terms used in this Annual Information Form:

2013 Subscription Receipts	has the meaning ascribed to that term under the heading “General Development and Description of the Business - Development of the Business - 2013 Private Placement” in this Annual Information Form.

2014 Offering	has the meaning ascribed to that term under the heading “General Development and Description of the Business - Development of the Business - 2014 Public Offering” in this Annual Information Form.

2015 Offering	has the meaning ascribed to that term under the heading “General Development and Description of the Business - Development of the Business - Proposed 2015 Public Offering” in this Annual Information Form.

2014 Underwriters	has the meaning ascribed to that term under the heading “General Development and Description of the Business - Development of the Business - 2014 Public Offering” in this Annual Information Form.

2015 Subscription Receipts	has the meaning ascribed to that term under the heading “General Development and Description of the Business - Development of the Business - Proposed 2015 Public Offering” in this Annual Information Form.

2015 Underwriters	has the meaning ascribed to that term under the heading “General Development and Description of the Business - Development of the Business - Proposed 2015 Public Offering” in this Annual Information Form.

Acquisition Closing Date	has the meaning ascribed to that term under the heading “General Development and Description of the Business - Development of the Business - Covis Portfolio Acquisition” in this Annual Information Form.

ADHD	means Attention Deficit Hyperactivity Disorder.

AED	means antiepileptic drug.

AG	means an authorized generic.

Agency Agreement	has the meaning ascribed to that term under the heading “General Development and Description of the Business - Development of the Business - 2013 Private Placement” in this Annual Information Form.

Agents	has the meaning ascribed to that term under the heading “General Development and Description of the Business - Development of the Business - 2013 Private Placement” in this Annual Information Form.

Agents’ Options	has the meaning ascribed to that term under the heading “General Development and Description of the Business - Development of the Business - 2013 Private Placement” in this Annual Information Form.

ANDA	means the Abbreviated New Drug Application.

Annual Information Form	means this annual information form.

Anti-Kickback Statutes	means the United States federal Foreign Corrupt Practices Act and the United States federal Anti-Kickback Statute.

Audit Committee	has the meaning ascribed to that term under the heading “Audit Committee” in this Annual Information Form.

Big Pharma	means large branded pharmaceutical companies.

Board	means the board of directors of the Corporation.

Bond Bridge Facility	has the meaning ascribed to that term under the heading “General Development and Description of the Business - Development of the Business - Covis Portfolio Acquisition” in this Annual Information Form.

CAGR	means compound annual growth rate.

CDC	means the Centers for Disease Control and Prevention.

cGMP	has the meaning ascribed to that term under the heading “Risk Factors - Risk Factors Related to the Business” in this Annual Information Form.

CHIP	means the Children’s Health Insurance Program which provides free or low-cost health coverage for children up to age 19. CHIP covers United States citizens and eligible immigrants.

CHUSA	means Concordia Healthcare (USA) Inc., a Delaware corporation, incorporated on April 16, 2013 and a subsidiary of the Corporation.

CID	means an FTC civil investigative demand.

CLI	means Concordia Laboratories Inc., a Barbados corporation, incorporated on October 29, 2013 and a subsidiary of the Corporation.

CMS	means the Centers for Medicare and Medicaid Services.

CNS	means central nervous system.

Commitment Letter	has the meaning ascribed to that term under the heading “General Development and Description of the Business - Development of the Business - Covis Portfolio Acquisition” in this Annual Information Form.

Common Shares	means the common shares in the capital of the Corporation.

Competitive Supply Agreement	has the meaning ascribed to that term under the heading “Legacy Pharmaceuticals Division - Legacy Products - Kapvay® - Genericization of Kapvay®” in this Annual Information Form.

Complete Medical Homecare Share Purchase Agreement	means the Share Purchase Agreement dated August 30, 2013 among CHUSA, and Complete Medical Homecare, Inc., Robert Shea, Joseph Corso and Mark Franz for the purchase by CHUSA of the issued and outstanding shares of Complete Medical Homecare Inc.

Concordia Private Co.	has the meaning ascribed to that term under the heading “General Development and Description of the Business - Development of the Business - 2013 Debt Financings” in this Annual Information Form.

Consolidation	has the meaning ascribed to that term under the heading “Background and Corporate Structure - Name, Address and Incorporation” in this Annual Information Form.

Corporation or Concordia	means Concordia Healthcare Corp., a corporation incorporated pursuant to the OBCA on January 20, 2010, and unless the context otherwise requires, includes each of the subsidiaries of Concordia Healthcare Corp.

Covis Injectables	means Covis Injectables S.à.r.l., Zug Branch.

Covis Pharma	means Covis Pharma S.à.r.l., Zug Branch.

Covis Portfolio	has the meaning ascribed to that term under the heading “General Development and Description of the Business - Development of the Business - Covis Portfolio Acquisition” in this Annual Information Form.

Covis Purchase Agreement	has the meaning ascribed to that term under the heading “General Development and Description of the Business - Development of the Business - Covis Portfolio Acquisition” in this Annual Information Form.

CPAP	means continuous positive airway pressure.

CPI	means Concordia Pharmaceuticals, Inc., a Barbados corporation, incorporated on December 19, 2012 and a subsidiary of the Corporation.

DESI	means Drug Efficacy Study Implementation.

DSUs or Deferred Share Units	has the meaning ascribed to that term under the heading “Description of Capital Structure - Long Term Incentive Plan” in this Annual Information Form.

DSU Participant	has the meaning ascribed to that term under the heading “Description of Capital Structure - Long Term Incentive Plan” in this Annual Information Form.

DSU Termination Date	has the meaning ascribed to that term under the heading “Description of Capital Structure - Long Term Incentive Plan” in this Annual Information Form.

DME	means durable medical equipment.

Donnatal Purchase Agreement	has the meaning ascribed to that term under the heading “General Development and Description of the Business - Development of the Business - Donnatal® Acquisition” in this Annual Information Form.

Earnout Calculation Date	means the date which is the anniversary date of the closing of the purchase of assets from Global for each of the five years following the date of the closing of the Global asset purchase.

Earnout Payment	means the payment which is equal in value to the aggregate adjusted EBITDA of Global for the preceding year multiplied by 14.285714%.

EBITDA	means earnings before interest, taxes, depreciation and amortization.

Eisai	means Eisai, Inc.

Equity Bridge Facility	has the meaning ascribed to that term under the heading “General Development and Description of the Business - Development of the Business - Covis Portfolio Acquisition” in this Annual Information Form.

EU	means the European Union.

Extension Period	has the meaning ascribed to that term under the heading “Description of Capital Structure - Long Term Incentive Plan” in this Annual Information Form.

FDA	means the United States Food and Drug Administration.

Final Vesting Date	has the meaning ascribed to that term under the heading “Description of Capital Structure - Long Term Incentive Plan” in this Annual Information Form.

forward-looking statements	has the meaning ascribed to that term under the heading “Forward- Looking Information” in this Annual Information Form.

FTC	means the United States Federal Trade Commission.

GE Amended Credit Agreement	has the meaning ascribed to that term under the heading “General Development and Description of the Business - Development of the Business - Zonegran® Acquisition” in this Annual Information Form.

GE Capital	means General Electric Capital Corporation.

Global	means Global Medical Direct, LLC and its affiliated entities.

Global Medical Direct Asset Purchase Agreement	means the Asset Purchase Agreement dated August 30, 2013 among CHUSA and Global Medical, Inc., Global, Joseph Corso, Mark Franz and Robert Shea for the purchase of assets relating to the development, manufacturing, marketing, claims processing, distribution and selling of durable medical equipment products of Global Medical, Inc. and Global.

Global Purchase Agreement	means, collectively, the Midwest Asset Purchase Agreement, the Global Medical Direct Asset Purchase Agreement and the Complete Medical Homecare Share Purchase Agreement.

Health Care Reform Act	has the meaning ascribed to that term under the heading “Legacy Pharmaceuticals Division - Industry Overview - Healthcare Reform - The Patient Protection and Affordable Care Act”.

HIPAA	has the meaning ascribed to that term under the heading “Specialty Healthcare Distribution Division - SHD Division Operations”.

HME	means home medical equipment.

HMO	means health maintenance organizations.

IBS	means irritable bowel syndrome.

IFRS	means International Financial Reporting Standards.

IMS Health	means IMS Institute for Global Health Informatics.

ITA	means the Income Tax Act (Canada).

Knight	has the meaning ascribed to that term under the heading “Orphan Drugs Division - Other Developments” in this Annual Information Form.

Lachlan	has the meaning ascribed to that term under the heading “Legacy Pharmaceuticals Division - Legacy Products - Ulesfia® - Distribution Agreement with Lachlan Pharmaceuticals” in this Annual Information Form.

Legacy Pharmaceuticals Division	means the Corporation’s healthcare business carried on by the Corporation’s subsidiary, CPI, which includes the acquisition and management of legacy pharmaceutical products.

Legacy Products	means all or any one of the Corporation’s following legacy pharmaceutical products, as the context may require: Kapvay® (clonidine extended release tablets), Orapred ODT® (prednisolone sodium phosphate orally disintegrating tablets), Ulesfia® (benzyl alcohol) Lotion, Donnatal® (belladonna alkaloids, phenobarbital) and Zonegran® (zonisamide).

LIBOR	means the London Interbank Offered Rate.

LTIP or Long Term Incentive Plan	has the meaning ascribed to that term under the heading “Description of Capital Structure - Long Term Incentive Plan” in this Annual Information Form.

Mapi	has the meaning ascribed to that term under the heading “General Development and Description of the Business - Competitive Strengths - Partnership with Leading Service Providers”.

MCO	means managed care organization.

May 2014 Credit Facility	has the meaning ascribed to that term under the heading “General Development and Description of the Business - Development of the Business - Donnatal® Acquisition” in this Annual Information Form.

Medicare Bidding Program	means the Centers for Medicare and Medicaid national mail-order competitive bidding program.

Midwest Asset Purchase Agreement	means the Asset Purchase Agreement dated August 30, 2013, among CHUSA and Midwest Medical Services, Joseph Corso, Mark Franz, and Robert Shea for the purchase of assets relating to the development, manufacturing, marketing, claims processing, distribution and selling of DME products of Midwest Medical Services.

Midwest Medical Services	means Midwest Medical Services, Inc.

Mylan	means Mylan Inc.

NASDAQ	means the NASDAQ Stock Market.

NEX	means the NEX board of the TSX-V.

NDA	means new drug application, being a formal proposal to the FDA to approve a new pharmaceutical for sale and marketing in the United States.

NOOH	means Notice of Opportunity Hearing.

NSCLC	means non-small cell lung cancer.

OBCA	means the Business Corporations Act (Ontario).

ODA	means the United States federal Orphan Drug Act of 1983.

ODT	means orally disintegrating tablet.

Offering Price	has the meaning ascribed to that term under the heading “General Development and Description of the Business - Development of the Business - Proposed 2015 Public Offering” in this Annual Information Form.

OOPD	means the FDA Office of Orphan Products Development.

Orphan Drugs Division	means the Corporation’s orphan drugs division.

OS	means oral suspension.

OTC	means over-the-counter.

OTCQX	means the International tier of the OTCQX over-the-counter market.

PDT	has the meaning ascribed to that term under the heading “Orphan Drugs Division - PDT with Photofrin® - Photodynamic Therapy with Photofrin®” in this Annual Information Form.

Pinnacle	means Pinnacle Biologics, Inc. and its affiliated entities, Pinnacle Oncology LLC, Pinnacle Biologics B.V. and Compagnie Biologiques Pinnacle, which were acquired by a subsidiary of Concordia Private Co. on December 20, 2013, and which are subsidiaries of the Corporation.

Pinnacle Purchase Agreement	means the Agreement and Plan of Merger of November 8, 2013 among Pinnacle Biologies, Inc., Guillermo Herrera (as the stockholders’ representative), Concordia Private Co., Concordia Labs Inc., and Concordia Healthcare USA (Midwest Medical) Inc., pursuant to which Concordia Private Co. indirectly acquired Photofrin®.

Private Placement	has the meaning ascribed to that term under the heading “General Development and Description of the Business - Development of the Business - 2013 Private Placement” in this Annual Information Form.

Qualifying Transaction	has the meaning ascribed to that term under the heading “Background and Corporate Structure - Name, Address and Incorporation” in this Annual Information Form.

RBC	has the meaning ascribed to that term under the heading “General Development and Description of the Business - Development of the Business - Covis Portfolio Acquisition” in this Annual Information Form.

RBC Credit Facilities	has the meaning ascribed to that term under the heading “General Development and Description of the Business - Development of the Business - Covis Portfolio Acquisition” in this Annual Information Form.

RBC Facilities	has the meaning ascribed to that term under the heading “General Development and Description of the Business - Development of the Business - Covis Portfolio Acquisition” in this Annual Information Form.

Robins	has the meaning ascribed to that term under the heading “Risk Factors - Risk Factors Related to the Business” in this Annual Information Form.

RSUs or Restricted Share Units	has the meaning ascribed to that term under the heading “Description of Capital Structure - Long Term Incentive Plan” in this Annual Information Form.

RSU Participant	has the meaning ascribed to that term under the heading “Description of Capital Structure - Long Term Incentive Plan” in this Annual Information Form.

SEC	means the United States Securities and Exchange Commission.

SEDAR	means the System for Electronic Document Analysis and Retrieval.

Senior Loan Agreement	means the Loan Agreement made May 6, 2013, among Concordia Private Co., CPI, CHUSA, Fulcrum Capital Partners Inc. and Windsor Private Capital Limited Partnership in respect of the provision to Concordia Private Co. of term loan facilities in the aggregate amount of $19 million.

Shionogi	means Shionogi Inc.

Shionogi Purchase Agreement	means the Asset Purchase Agreement dated May 6, 2013, between CPI and Shionogi for the purchase by CPI of the Kapvay®, Orapred ODT® and Ulesfia® Legacy Products from Shionogi.

Specialty Healthcare Distribution Division or SHD Division	means the Corporation’s Specialty Healthcare Distribution Division.

Specialty Pharma	means smaller specialty and niche-market pharmaceutical companies.

Stock Option Plan	has the meaning ascribed to that term under the heading “Description of Capital Structure - Stock Option Plan” in this Annual Information Form.

Subordinate Loan Agreement	means the Loan Agreement made May 6, 2013, among Concordia Private Co., CPI, CHUSA, BG Capital Group Limited and Universal Casualty Company in respect of the provision to Concordia Private Co. of term loan facilities in the aggregate amount of $5.15 million.

TSX	means the Toronto Stock Exchange.

TSX-V	means the TSX Venture Exchange.

Underwriting Agreement	means the underwriting agreement by and among GMP Securities L.P., Canaccord Genuity Corp., Barclays Capital Canada Inc., Beacon Securities Limited, Cormark Securities Inc. and the Corporation dated February 24, 2014, which was entered into in connection with the 2014 Offering.

Units	has the meaning ascribed to that term under the heading “Description of Capital Structure - Long Term Incentive Plan” in this Annual Information Form.

VWAP	means the dollar volume weighted average trading price of the Common Shares for the 10 days preceding the Earnout Calculation Date.

Zonegran Purchase Agreement	has the meaning ascribed to that term under the heading “General Development and Description of the Business - Development of the Business - Zonegran® Acquisition” in this Annual Information Form.

Zylera	has the meaning ascribed to that term under the heading “Legacy Pharmaceuticals Division - Legacy Products - Ulesfia® - Distribution Agreement with Lachlan Pharmaceuticals” in this Annual Information Form.

EXPLANATORY NOTES

Unless otherwise stated, the information in this Annual Information Form is stated as of December 31, 2014, and all references to the Corporation’s fiscal year are to the year ended December 31, 2014. In this Annual Information Form, the Corporation and its subsidiaries are collectively referred to as the “Corporation” or “Concordia”, unless the context otherwise requires.

Information contained on, or otherwise accessed through, the website of the Corporation, www.concordiarx.com, shall not be deemed to be a part of this Annual Information Form and such information is not incorporated by reference herein and should not be relied upon by readers for the purpose of determining whether to invest in the Common Shares or any other securities of the Corporation.

Unless otherwise indicated, all charts, graphs, tables and figures are prepared by the Corporation’s management.

Trademarks

This Annual Information Form includes trademarks which are protected under applicable intellectual property laws and are the property of the Corporation or its affiliates. Solely for convenience, the trademarks of the Corporation referred to in this Annual Information Form may appear with or without the ® or ™ symbol, but such references or the absence thereof are not intended to indicate, in any way, that the Corporation or its affiliates will not assert, to the fullest extent under applicable law, their respective rights or the right of the applicable licensor to these trademarks. Any other trademarks used in this Annual Information Form are the property of their respective owners.

Currency

All references to “C$” in this Annual Information Form refer to Canadian dollars and all references to “$” are to United States dollars, unless otherwise indicated.

Market Data

This Annual Information Form contains statistical data, market research and industry forecasts that were obtained, unless otherwise indicated, from independent industry and government publications and reports or based on estimates derived from such publications and reports and management’s knowledge of, and experience in, the markets in which the Corporation operates. Industry and government publications and reports generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. While the Corporation believes this data to be reliable, market and industry data is subject to variation and cannot be verified due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. The Corporation has not independently verified the accuracy or completeness of such information contained herein. In addition, projections, assumptions and estimates of the Corporation’s future performance and the future performance of the industry in which the Corporation operates are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the heading “Risk Factors” in this Annual Information Form.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this Annual Information Form constitute “forward-looking information” within the meaning of applicable Canadian provincial securities laws (collectively, “forward-looking statements”), which are based upon the Corporation’s current internal expectations, estimates, projections, assumptions and beliefs. Statements concerning the Corporation’s objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and the business, operations, future financial performance and condition of the Corporation are forward-looking statements. The words “believe”, “expect”, “anticipate”, “estimate”, “intend”, “may”, “will”, “would” and similar expressions and the negative and grammatical variations of such expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking statements. In addition, this Annual Information Form may contain forward-looking statements attributed to third-party industry sources.

By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections that constitute forward-looking statements will not occur. Such forward-looking statements in this Annual Information Form speak only as of the date of this Annual Information Form. Forward-looking statements in this Annual Information Form include, but are not limited to, statements with respect to:

•	the performance of the Corporation’s business and operations;

•	the Corporation’s capital expenditure programs;

•	the future development of the Corporation, its growth strategy and the timing thereof;

•	the acquisition strategy of the Corporation;

•	the completion of the transactions under the Covis Purchase Agreement;

•	the completion and timing of the 2015 Offering and the entering into of documentation in respect thereof;

•	the estimated future contractual obligations of the Corporation;

•	the Corporation’s future liquidity and financial capacity;

•	the supply and demand for pharmaceutical products and services similar to the Corporation’s products and services;

•	cost and reimbursement of the Corporation’s products;

•	expectations regarding the Corporation’s ability to raise capital;

•	the Corporation’s treatment under government regulatory and taxation regimes;

•	the Corporation’s net sales of all or any one of the Corporation’s legacy pharmaceutical products, orphan drugs and other products; and

•	sales relating to the SHD Division.

With respect to the forward-looking statements contained in this Annual Information Form, the Corporation has made assumptions regarding, among other things:

•	the ability of the Corporation to comply with its contractual obligations, including, without limitation, its obligations under debt arrangements;

•	the ability of the Corporation to complete the transactions under the Covis Purchase Agreement and the 2015 Offering;

•	the successful licensing of products to third parties to market and distribute such products on favourable terms;

•	the ability of the Corporation to maintain key strategic alliances, out licensing and partnering arrangements, now and in the future;

•	the general regulatory environment in which the Corporation operates, including the areas of taxation, environmental protection, consumer safety and health regulation;

•	the tax treatment of Concordia and its subsidiaries and the materiality of legal proceedings;

•	the timely receipt of any required regulatory approvals;

•	the general economic, financial, market and political conditions impacting the industry in which the Corporation operates;

•	the ability of the Corporation to sustain or increase profitability, fund its operations with existing capital, and/or raise additional capital to fund future acquisitions;

•	the ability of the Corporation to acquire any necessary technology, products or businesses and effectively integrate such acquisitions;

•	the development and clinical testing of products under development;

•	the ability of the Corporation to obtain necessary approvals for commercialization of the Corporation’s products from the FDA or other regulatory authorities;

•	future currency exchange and interest rates;

•	reliance on third party contract manufacturers to manufacture the Corporation’s products on favourable terms;

•	the ability of the Corporation to generate sufficient cash flow from operations and to access existing and proposed credit facilities and the capital markets to meet its future obligations on acceptable terms;

•	the availability of raw materials and finished products necessary for the Corporation’s products;

•	the impact of increasing competition;

•	the ability of the Corporation to obtain and retain qualified staff, equipment and services in a timely and efficient manner;

•	the ability of the Corporation to maintain and enforce the protection afforded by any patents or other intellectual property rights;

•	the ability of the Corporation to conduct operations in a safe, efficient and effective manner;

•	the results of continuing and future safety and efficacy studies by industry and government agencies related to the Corporation’s products; and

•	the ability of the Corporation to successfully market its products and services.

Forward-looking statements contained in this Annual Information Form are based on the key assumptions described herein. The reader is cautioned that such information, although considered reasonable by the Corporation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided in this Annual Information Form as a result of numerous known and unknown risks and uncertainties and other factors.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this Annual Information Form include, but are not limited to, the risk factors included under the heading “Risk Factors” in this Annual Information Form.

Management of the Corporation has included the above summary of assumptions and risks related to forward-looking statements included in this Annual Information Form in order to provide readers with a more complete perspective on the Corporation’s future operations and results. Readers are cautioned that this information may not be appropriate for other purposes. Readers are cautioned that the lists of assumptions and risk factors contained herein are not exhaustive.

Such forward-looking statements are made as of the date of this Annual Information Form and the Corporation disclaims any intention or obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable Canadian securities laws.

All of the forward-looking statements made in this Annual Information Form are expressly qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Corporation.

BACKGROUND AND CORPORATE STRUCTURE

Name, Address and Incorporation

Concordia Healthcare Corp. was incorporated pursuant to the provisions of the OBCA on January 20, 2010, under the name “Mercari Acquisition Corp.”. The Corporation completed its initial public offering on May 6, 2010, and was listed on the TSX-V as a capital pool company and subsequently on the NEX. On December 18, 2013, and prior to the completion of the Qualifying Transaction (as defined below), the Corporation changed its name to “Concordia Healthcare Corp.” and completed a consolidation of its share capital on a basis of one post-consolidation Common Share for every 48.08 common shares existing immediately before the consolidation (the “Consolidation”). The Corporation completed its qualifying transaction pursuant to the policies of the TSX-V by way of a reverse takeover of the Corporation by the shareholders of Concordia Private Co. on December 20, 2013 (the “Qualifying Transaction”). The Common Shares were delisted from the NEX and relisted for trading on the TSX under the symbol “CXR” on December 24, 2013. On January 30, 2014, the Common Shares were initially posted and quoted for trading on the OTCQX, under the trading symbol “CHEHF”.

The registered and head office of the Corporation is located at 277 Lakeshore Rd. East, Suite 302, Oakville, Ontario, L6J 1H9. The Corporation’s records office is located at 333 Bay St., Suite 2400, Toronto, Ontario M56 2T6.

Intercorporate Relationships

The Corporation’s business is carried on through its various subsidiaries. The following chart illustrates, as at December 31, 2014, the Corporation’s subsidiaries, including their respective jurisdiction of incorporation and percentage of voting securities in each that are held by the Corporation either directly or indirectly:

Note:

(1)	Concordia Pharmaceuticals Inc. is owned as to 50% by the Corporation and 50% by Concordia Healthcare Inc.

GENERAL DEVELOPMENT AND DESCRIPTION OF THE BUSINESS

Development of the Business

Prior to the Qualifying Transaction, the Corporation did not own any assets other than cash and had not conducted any active business operations. Since its incorporation and prior to the Qualifying Transaction, the principal activities of the Corporation consisted of the financing through its initial public offering and a non-brokered private placement of 5,800,000 Common Shares at C$0.05 per Common Share for gross proceeds of C$290,000 completed on January 15, 2013.

As a result of the Qualifying Transaction, the Corporation is currently a diverse healthcare company that targets three areas through its various divisions: (a) legacy pharmaceutical products (Legacy Pharmaceuticals Division); (b) specialized healthcare distribution that services the growing diabetic market (Specialty Healthcare Distribution Division or SHD Division); and (c) the acquisition and/or development of orphan drugs (Orphan Drugs Division). These three business units are run as separate divisions but are inter-related. The cash-flow generated from the sale of the Legacy Products is used to fund operations and is also intended to fund the expansion of indications for potential orphan drugs. The

Specialty Healthcare Distribution Division provides additional growth and cash-flow generation for the Corporation. Additionally, through its registered pharmacy operation, the SHD Division provides a specialty distribution capability for specialty pharmaceutical products and orphan drugs once acquired and/or developed. All three of these divisions are operated through a corporate organization that provides executive leadership, industry experience and financial and capital markets experience.

These three divisions are identified as reportable segments under IFRS for the purposes of disclosure in the Corporation’s audited consolidated financial statements.

2013 Debt Financings

On May 6, 2013, Concordia Healthcare Inc. (“Concordia Private Co.”) entered into two loan and security agreements: (i) a loan under the Senior Loan Agreement in the principal amount of $19 million bearing interest at 12% per annum, calculated daily, maturing on October 30, 2015, with interest paid monthly in arrears; and (ii) two loans under the Subordinate Loan Agreement in the aggregate principal amount of $5.15 million bearing interest at 18% per annum, calculated daily, maturing on October 30, 2015, with interest paid monthly in arrears only if the loan under the Senior Loan Agreement was repaid. The Senior Loan Agreement included a working capital loan of $3 million where the interest rate was 12%. The working capital loan was repaid and cancelled on August 7, 2013. On March 28, 2014, the Corporation repaid in full the Senior Loan Agreement and the Subordinate Loan Agreement.

On September 19, 2013, the Corporation entered into a senior secured revolving credit facility in the principal amount of $3 million. The Corporation did not draw on the revolving facility and cancelled it on May 13, 2014.

Acquisition of Kapvay®, Orapred ODT® and Ulesfia®

CPI, a subsidiary of the Corporation, acquired certain of its Legacy Products from Shionogi on May 6, 2013, pursuant to the Shionogi Purchase Agreement. Such Legacy Products are comprised of three FDA approved drugs: (i) Kapvay®, which is used to treat ADHD; (ii) Orapred ODT®, an anti-inflammatory used in the treatment of certain pulmonary diseases such as asthma; and (iii) Ulesfia®, which is a topical treatment for pediculosis (head lice). The purchase price paid to Shionogi was $28.7 million and included $25.6 million paid for the above mentioned Legacy Products, $2.3 million paid for the inventory including raw material, work in process and finished goods and $0.8 million in contingent consideration, subject to meeting certain performance metrics. Following the closing of this acquisition, as additional consideration for the sale, transfer, conveyance and assignment of the assets and the grant of the Ulesfia® license, CPI is required to pay Shionogi 30% of worldwide net sales of Kapvay® and royalty income relating to Kapvay® that exceeds $1.5 million (in the aggregate) during each calendar quarter commencing with the calendar quarter beginning October 1, 2013 until such payments equal $6.0 million in the aggregate.

In September of 2013, the Corporation entered into the Competitive Supply Agreement with respect to Kapvay®.

SHD Division Acquisition

CHUSA, a subsidiary of the Corporation, acquired its specialty healthcare distribution business assets from Global on October 25, 2013, with an effective date of August 1, 2013, pursuant to the Global Purchase Agreement. The Corporation’s specialty healthcare distribution business is a United States national internet, retail and mail-order provider of diabetes testing supplies and other healthcare products. This business also includes a full-service pharmacy with full fulfillment capacity and can ship medications across the United States. Concordia Private Co., through CHUSA, acquired the specialty healthcare distribution business for total consideration of $13.2 million comprised of $5 million in cash, a vendor note with a fair value on the date of acquisition of $5.6 million and an additional earn-out payment with an estimated present value on the date of acquisition of $2.6 million, payable in Common Shares subject to meeting certain performance metrics. The earn-out payment provisions provide that on each Earnout Calculation Date, if the aggregate adjusted EBITDA of Global exceeds $7 million for the preceding year then an Earnout Payment of Common Shares will be made which is equal in value to the aggregate adjusted EBITDA of Global for the preceding year multiplied by 14.285714%. The number of Common Shares to be paid is calculated by dividing the dollar value of the Earnout Payment by the VWAP. The aggregate Earnout Payments are subject to a $4 million cap, based on the VWAP of the Common Shares on the date of issuance of such shares. In addition, one million common shares of Concordia Private Co. at $3.00 per share were issued as finder’s fees in connection with the acquisition of the SHD Division, which common shares were exchanged for Common Shares in connection with the Qualifying Transaction.

Photofrin® Acquisition

CLI, a subsidiary of the Corporation, holds certain legacy pharmaceutical products that have the potential, through further development, to be used to treat additional indications, specifically those indications that may qualify for orphan drug status. On November 8, 2013, Concordia Private Co. and certain of its subsidiaries, entered into the Pinnacle Purchase Agreement. Pursuant to the Pinnacle Purchase Agreement, on December 20, 2013, Concordia Private Co., through its subsidiaries, acquired 100% of the shares of Pinnacle for total consideration of $58 million comprised of $32.7 million of cash consideration, $5 million of Concordia Private Co.’s common shares issued at a price of C$5.63 per common share (being a 10% discount to the price of the 2013 Subscription Receipts issued under the Private Placement), 10 annual cash payments with an estimated present value of $5 million and milestone and other contingency payments with an estimated value of $15.3 million. The acquisition of Pinnacle was financed with available cash, which included net proceeds of C$34.5 million received by Concordia Private Co. through the Private Placement of 2013 Subscription Receipts of Concordia Private Co., which closed on December 19, 2013. See “General Development and Description of the Business - Development of the Business - 2013 Private Placement” below. On October 1, 2014, CLI acquired certain intellectual property from Pinnacle.

2013 Private Placement

Prior to the Qualifying Transaction and pursuant to the terms and provisions of an agency agreement (the “Agency Agreement”) dated December 19, 2013, between Concordia Private Co. and the Agents (as defined below), Concordia Private Co. completed a private placement (the “Private Placement”) of subscription receipts (the “2013 Subscription Receipts”) through a syndicate of agents co-led by GMP Securities L.P. and Canaccord Genuity Corp., and including Beacon Securities Limited, Cormark Securities Inc. and National Bank Financial Inc. (collectively, the “Agents”). Pursuant to the Private Placement, Concordia Private Co. issued 5,520,000 2013 Subscription Receipts at a price of C$6.25 per 2013 Subscription Receipt for total gross proceeds to the Corporation of C$34,500,000. Each 2013 Subscription Receipt was exchanged for one common share of Concordia Private Co., which common shares were then exchanged for Common Shares on a one-for-one basis pursuant to the Qualifying Transaction.

The Agents received options to purchase 220,800 common shares of Concordia Private Co. at an exercise price of C$6.25 (the “Agents’ Options”). The Agents’ Options are exercisable until December 20, 2015. In connection with the Qualifying Transaction, the Agents’ Options were exchanged for compensation options of the Corporation on the same terms as those contained in the Agents’ Options.

2014 Public Offering

On March 11, 2014, and pursuant to the Underwriting Agreement, the Corporation closed a short form prospectus offering, on a “bought deal” basis, of 5,750,000 Common Shares for aggregate gross proceeds of C$67,562,500 (the “2014 Offering”). The 2014 Offering was completed at a price per Common Share of C$11.75 by a syndicate of underwriters co-led by GMP Securities L.P. and Canaccord Genuity Corp. and included Barclays Capital Canada Inc., Beacon Securities Limited and Cormark Securities Inc. (collectively, the “2014 Underwriters”). The 2014 Underwriters received, as consideration for their services, a commission equal to 6% of the aggregate gross proceeds payable to the Corporation in respect of the 2014 Offering. Net proceeds to the Corporation after deduction of the 2014 Underwriters’ fees were C$63,508,750.

Donnatal® Acquisition

Pursuant to the terms of an asset purchase agreement dated March 19, 2014, between CPI, Concordia and PBM Pharmaceuticals, Inc. (the “Donnatal Purchase Agreement”), on May 15, 2014, CPI completed the acquisition of Donnatal®, an adjunctive therapy in the treatment of IBS and acute enterocolitis. CPI acquired Donnatal® for $200 million in cash and the issuance of an aggregate of 4,605,833 Common Shares, representing approximately 16.17% of the Corporation’s outstanding Common Shares on a non-diluted basis (approximately 14.96% on a fully-diluted basis) after giving effect to the acquisition, as of the acquisition date. The Corporation paid for the cash component of the acquisition through a combination of available cash and debt financing. In this respect, the Corporation entered into a secured credit facility having a principal amount of up to $195 million, consisting of a $170 million term loan and a $25 million operating line (the “May 2014 Credit Facility”) with GE Capital, Healthcare Financial Services and a syndicate of lenders. The May 2014 Credit Facility was amended and restated by the GE Amended Credit Agreement. See “General Development and Description of the Business - Development of the Business - Zonegran® Acquisition” below. The Corporation has filed a Form 51-102F4 - Business Acquisition Report in respect of the acquisition of Donnatal®, a copy of which is available on SEDAR, online at www.sedar.com.

Zonegran® Acquisition

Pursuant to the terms of an asset purchase agreement dated September 3, 2014, by and between CPI and Eisai (the “Zonegran Purchase Agreement”), on September 30, 2014, CPI acquired Zonegran® from Eisai for $90 million in cash, plus approximately $1.4 million for purchased inventory. Zonegran is an AED originally created by Dainippon Pharmaceutical Co., Ltd., (currently Dainippon Sumitomo Pharma Co., Ltd.). Zonegran® was first approved by the FDA in March 2000 as an adjunctive therapy in the treatment of partial seizures in adults with epilepsy. The Corporation has filed a Form 51-102F4 - Business Acquisition Report in respect of the acquisition of Zonegran®, a copy of which is available on SEDAR, online at www.sedar.com.

In connection with the closing of the acquisition, the Corporation provided a guarantee in favour of Eisai in respect of the punctual payment, performance and discharge of CPI’s payment and indemnification obligations under the Zonegran Purchase Agreement and the ancillary agreements entered into in connection therewith.

The Corporation paid for the acquisition of Zonegran® through debt financing. In this respect, GE Capital provided an incremental senior secured credit facility of up to $95 million by way of an amended and restated credit agreement dated September 30, 2014 (the “GE Amended Credit Agreement”) to the May 2014 Credit Facility. All obligations of the Corporation under the GE Amended Credit Agreement are secured by existing first priority perfected security interests in the assets of the Corporation and the assets of its material subsidiaries.

Covis Portfolio Acquisition

Pursuant to the terms of an asset purchase agreement dated March 9, 2015, by and between the Corporation, CPI, Covis Pharma, Covis Injectables and Covis Pharma Holdings S.à.r.l. (the “Covis Purchase Agreement”), the Corporation has agreed to acquire substantially all the assets of Covis Pharma and Covis Injectables for approximately $1.2 billion in cash.

The drug portfolio being acquired (the “Covis Portfolio”) consists of 18 branded and authorized generic products. The distinctive product portfolio includes branded pharmaceuticals, injectables and authorized generics that address life threatening and other serious medical conditions in various therapeutic areas including cardiovascular, central nervous system, oncology and acute care markets. Key products are Nilandron®, for the treatment of metastatic prostate cancer; Dibenzyline®, for the treatment of pheochromocytoma (a type of tumor of the adrenal glands); Lanoxin®, for the treatment of mild-to-moderate heart failure and atrial fibrillation; and, Plaquenil®, for the treatment of lupus and rheumatoid arthritis.

The Corporation plans to finance the acquisition of the Covis Portfolio through the net proceeds of the 2015 Offering and debt financing. Accordingly, the Corporation has entered into a commitment letter (the “Commitment Letter”) with Royal Bank of Canada (“RBC”), pursuant to which, RBC has agreed to provide senior secured credit facilities on the closing date of the acquisition of the Covis Portfolio (the “Acquisition Closing Date”) in an aggregate principal amount of up to $750 million comprising: (i) a senior secured revolving credit facility in an aggregate principal amount of up to $100 million; and (ii) a senior secured term loan facility in an aggregate principal amount of up to $650 million (together, the “RBC Facilities”). All obligations of the Corporation under the RBC Facilities will be guaranteed by all material subsidiaries of the Corporation and secured by first priority (subject to permitted liens) perfected security interests in the assets of the Corporation and the assets of and equity interests in its material subsidiaries.

In addition, RBC has agreed to provide the Corporation: (i) a senior unsecured bridge facility (the “Bond Bridge Facility”) on the Acquisition Closing Date in an aggregate principal amount of up to $710 million less the aggregate gross proceeds provided by any senior unsecured notes and gross proceeds in excess of $150 million provided by any new equity issued by the Corporation, including the 2015 Subscription Receipts to be issued under the 2015 Offering, on or prior to the Acquisition Closing Date; and (ii) a senior unsecured equity bridge facility (the “Equity Bridge Facility”) on the Acquisition Closing Date in an aggregate principal amount of up to $150 million less the aggregate amount of any new equity issued by the Corporation, including the 2015 Subscription Receipts to be issued under the 2015 Offering, on or prior to the Acquisition Closing Date (collectively with the RBC Facilities, the “RBC Credit Facilities”). All obligations of the Corporation under the Bond Bridge Facility and the Equity Bridge Facility will be guaranteed by all material subsidiaries of the Corporation. The RBC Credit Facilities are subject to the completion of definitive documentation which will contain customary representations and warranties and restrictive covenants for facilities of this nature.

The acquisition of the Covis Portfolio, which is expected to close in the second quarter of 2015, is subject to satisfaction of customary closing conditions (including receipt of required regulatory approvals). The board of directors of all parties to the transaction have approved the acquisition.

Pursuant to the Covis Purchase Agreement, Concordia guaranteed the due and punctual performance by CPI of CPI’s obligations under the Covis Purchase Agreement.

Proposed 2015 Public Offering

On March 17, 2015, the Corporation announced that it had entered into a letter agreement with RBC Dominion Securities Inc., as sole bookrunner and co-lead manager, and GMP Securities L.P. as co-lead manager (and together with RBC Dominion Securities Inc. and other underwriters who may join the syndicate, the “2015 Underwriters”), pursuant to which the 2015 Underwriters agreed to purchase, on a “bought deal” basis, 3,764,720 subscription receipts of the Corporation (the “2015 Subscription Receipts”) at a price of C$85.00 per 2015 Subscription Receipt (the “Offering Price”) for aggregate gross proceeds to the Corporation of C$320,001,200 (the “2015 Offering”). Each 2015 Subscription Receipt will entitle the holder thereof to receive, upon the closing of the acquisition of the Covis Portfolio, without payment of additional consideration or further action, one Common Share in exchange for each 2015 Subscription Receipt. In connection with the 2015 Offering, the Corporation agreed to grant the 2015 Underwriters an over-allotment option to purchase up to an additional 564,708 2015 Subscription Receipts at the Offering Price, exercisable in whole or in part, at any time up to 30 days following the closing of the 2015 Offering (so long as the Covis Purchase Agreement has not been terminated before or by such time or it has been announced that the acquisition of the Covis Portfolio will not be completed). If this option is exercised in full, an additional C$48,000,180 will be raised pursuant to the 2015 Offering and the aggregate gross proceeds will be C$368,001,380. The 2015 Underwriters will receive, as consideration for their services, a commission equal to 4% of the aggregate gross proceeds payable to the Corporation in respect of the 2015 Offering. Net proceeds are expected to be used, in part, to fund the acquisition of the Covis Portfolio.

Growth Strategy

The Corporation intends to grow its existing businesses by: (i) supplementing its Legacy Pharmaceuticals Division by acquiring or in-licensing additional legacy products; (ii) supplementing its Orphan Drug Division by acquiring additional orphan products; (iii) developing new indications for Photofrin® and acquired orphan drugs that will qualify for Orphan Drug Status and create new marketing opportunities; and (iv) expanding the Specialty Healthcare Distribution Division by changing its product offerings and distributing additional products.

Legacy Product and Orphan Product Acquisitions

The Corporation focuses on acquiring legacy or orphan products that either enjoy market exclusivity through technical, manufacturing, regulatory or economic barriers to competition, or otherwise maintain stable and/or predictable demand and revenues. As the Corporation’s focus is not therapeutically driven, management of the Corporation believes that a broad selection of these products are available for potential product acquisitions.

The Corporation acquires legacy products that:

1.	Are known products, offering:

a.	Proven efficacy and a well-understood position in therapy;

b.	Proven safety profiles and therefore minimal safety risk for patients and physicians;

c.	No costly launch promotion requirement; and

d.	Limited or no ongoing sales and marketing investment;

2.	Have minimal competitive threats due to:

a.	Quantifiable generic penetration; and

b.	Minimal pipeline (alternative product) risk;

3.	Have a predictable and reliable supply chain, including:

a.	Readily available Active Pharmaceutical Ingredient (API);

b.	Long-term supply chain in place;

c.	Alternative manufacturing sources, if needed; and

d.	Distribution by leading third-party logistics providers;

4.	Have financial stability with upside potential, including:

a.	An attractive cash flow profile;

b.	Competitive value; and

c.	Demonstrated responsiveness to limited promotion and investment.

The Corporation also focuses on acquiring orphan products that provide opportunities to expand existing indications, specifically those qualifying for orphan drug status.

The Corporation believes it has developed a rigorous and comprehensive evaluation process to identify and review potential product acquisitions. This process includes in-depth due diligence reviews of all aspects of the business opportunity including legal, intellectual property and patent, medical and clinical, regulatory and quality assurance, manufacturing, financial (tax) and commercial reviews that are conducted by experts in their respective fields. At any given time, the Corporation may have numerous potential product acquisitions under evaluation.

Post-Acquisition Value Added by the Corporation

The Corporation has a focused post-acquisition program for legacy and orphan products that is designed to manage the performance of acquired drugs. Key components of this program include:

1.	Implementing cost adjustments based on market assessment;

2.	Implementing authorized generic opportunities;

3.	Exploring targeted promotion and co-promotion opportunities;

4.	Effectively managing regulatory affairs and supply chain; and

5.	Integrating acquisition and intellectual property into the Corporation’s tax efficient structure.

The Corporation also has a focused post-acquisition program for orphan products. This program involves investing in further clinical development of the product for the purpose of demonstrating efficacy in additional indications, namely orphan indications that have been granted orphan drug status.

Cost Adjustments

Consistent with industry practice, the Corporation monitors the market for its products and implements cost adjustments based on this market assessment.

Authorized Generics

An authorized generic (AG) is a branded drug marketed as a generic drug under private label, typically that of a generic company. The goal of partnering with a generic company to introduce an AG is to maintain market share, thereby creating a revenue stream from the AG, while continuing to receive a revenue stream from brand sales. The Corporation intends to enter into AG partnerships whenever merited.

Targeted Promotion and Co-Promotion

Where justified, the Corporation seeks to maintain and grow demand for, and revenues from, its legacy products via highly targeted promotional activities. The Corporation’s marketing strategies entail modest investment in direct detailing to carefully targeted physicians. Additionally, the Corporation offers couponing and co-pay assistance programs for its legacy brands, believing that this is a necessary measure to keep patients’ direct costs on par with competitors. These activities are aimed at increasing physician, pharmacy and consumer awareness and loyalty to the Corporation’s products.

The Corporation seeks to grow demand for its orphan products via more comprehensive, highly targeted promotional activities. The Corporation believes that because orphan products offer the potential for greater growth than do legacy products, a higher level of investment in promotional support of these products is warranted.

In addition, where justified, the Corporation will seek to partner with existing pharmaceutical companies that have sales forces with capacity to promote additional products. These potential co-promotion arrangements allow the Corporation to leverage an existing sales force without incurring additional fixed costs. The Corporation will also consider engaging a contract sales force where appropriate.

SHD Division Growth

Management of the Corporation plans to grow its SHD Division through four primary avenues: (a) expanding the existing patient base; (b) providing new product offerings to current and future patients; (c) developing a specialty distribution business within its full service pharmacy; and (d) through strategic partnerships. New patients are obtained by investing in new patient leads from lead generation companies and through additional contracts with medical and pharmacy providers. The Corporation intends to expand upon its existing product portfolio through the addition of new pharmaceutical offerings and new device offerings. Finally, the Corporation intends to create a specialty pharmaceutical distribution business within its SHD Division. The Corporation intends to offer through the SHD Division specialty distribution of pharmaceutical products to physicians who prescribe orphan and specialist medication to patients. These products are typically administered at the physician’s office and require a much higher degree of control of the supply chain as many are “just in time” medications with limited shelf life. Accordingly, these distribution services generally have higher profit margins than traditional distribution services.

Competitive Strengths

Management of the Corporation believes that the Corporation possesses a number of attributes and competitive advantages that should enable it to maintain and grow revenues and operating cash flow.

Established Branded Legacy Products Portfolio

The Legacy Pharmaceuticals Division provides the Corporation with a portfolio of established, branded legacy products, all of which continue to generate income. The Corporation’s management believes that the Legacy Pharmaceuticals Division will continue to provide a predictable revenue base that may be grown via effective product management, and supplemented via acquisition of additional legacy products.

Superior Business Model for Acquisition of Legacy and Orphan Drug Products

Specialty Pharma companies often focus on acquiring under-promoted or non-promoted products in specific therapeutic areas that can be grown through synergistic, targeted sales and marketing efforts. The Corporation believes it has a unique strategy in seeking to acquire legacy products primarily for the purpose of generating a stream of stable revenues and cash flow, which provides the Corporation with the flexibility to consider a broad range of acquisition targets from a variety of therapeutic areas. Therefore, the potential number of acquisition candidates is much larger for the Corporation than for most Specialty Pharma companies. Management of the Corporation believes that this approach provides the Corporation with a competitive advantage in acquiring products as it can often purchase diversified bundles of products from a single vendor, whereas Specialty Pharma companies are more likely to focus on individual product acquisitions. With this flexibility, certain vendors may view the Corporation as a preferred purchasing candidate.

Partnership with Leading Service Providers

The Corporation has entered into outsourcing relationships with leading providers of pharmaceutical contract services for many of the operational functions associated with its business and intends to pursue this strategy in the future. Manufacturing of Kapvay® tablets is outsourced to UPM Pharmaceuticals, Inc. and packaged by Pharmaceutical Packaging Service. Orapred ODT® is manufactured and packaged by CIMA Labs Inc. Ulesfia® Lotion is manufactured by Contract Pharmaceuticals Limited and packaged by Pharmaceutical Packaging Service. Zonegran is manufactured by Eisai. Donnatal is manufactured by IriSys and packaged by Legacy Packaging. Warehousing, distribution, logistics, customer service and accounts receivable were transitioned to Cardinal Specialty Pharmaceutical Services in January 2014. All aspects of regulatory affairs and pharmacovigilance have been outsourced to the Mapi Group (“Mapi”). Other compliance-related matters are overseen by Compliance Implementation Services and Beckloff & Associates.

Aligned Management and Board with Product Acquisition Expertise

Certain members of the Corporation’s executive management team and Board have, on average, 15 years of pharmaceutical product acquisition and operational experience. The Corporation’s Chief Executive Officer, Mark Thompson, has spent his career in pharmaceutical M&A, having completed more than $2.5 billion of product transactions (not including the potential acquisition under the Covis Purchase Agreement). As a result, Mr. Thompson has a broad network within the industry. Certain members of the Corporation’s management team are also experienced in various aspects of pharmaceutical operations, including product development, clinical research, technology transfer, manufacturing, regulatory affairs, sales and marketing. The Corporation’s Barbados subsidiaries are also run by seasoned pharmaceutical executives. In addition, management of the Corporation and the Board maintain a material ownership interest in the business in order to further align interests.

Tax-Efficient Capital Structure

Active business income earned from the Legacy Pharmaceuticals Division and Orphan Drugs Division in the Barbadian subsidiaries will generally give rise to “exempt surplus”. Profits earned by the Barbadian subsidiaries are subject to a lower corporate tax rate than that of many other jurisdictions, and distributions by the Barbadian subsidiaries as exempt surplus dividends are not subject to further corporate tax in Canada.

Corporate Operations

The Corporation operates from five primary locations, including: (i) its Canadian head office located in Oakville, Ontario; (ii) the Legacy Pharmaceuticals and Orphan Drugs Divisions located in St. Michael,

Barbados; (iii) the SHD Division located in North Kansas City, Missouri; (iv) Pinnacle located in Chicago, Illinois; and (v) CHUSA located in Charlottesville, Virginia. The Corporation leases all of its properties.

Employees

As at December 31, 2014, the Corporation had 214 full time employees and consultants, none of whom are unionized.

The Pharmaceutical Market

The global pharmaceutical industry is a highly diverse and complex industry comprised of a variety of sectors, including Big Pharma, Specialty Pharma, smaller, niche pharmaceutical manufacturers and marketers, biotechnology firms, large and small research and development organizations and generic drug manufacturers. These participants compete for market share based on drug advantages including clinical efficacy and safety, technological innovation or novelty, convenience or ease of administration and cost effectiveness.

According to IMS Health, the United States is the world’s largest pharmaceutical market with estimated sales of $377-$384 billion in 2014 and this market is expected to reach approximately $475 billion by 2020.

United States Pharmaceutical Product Lifecycle

Illustration of the United States Pharmaceutical Product Lifecycle

Most pharmaceutical products in the United States marketplace follow very similar paths of development from discovery through to loss of substantial market share to competing products. This ‘lifecycle’ includes several key stages that each affect a product’s commercial viability. The key stages are described as follows:

Drug Discovery - In the drug discovery stage, researchers study the molecular mechanisms of a particular disease and attempt, through a variety of methods, to find or create a molecule that affects the way the disease functions. Typically, when a new molecule is identified that offers the potential to proceed further in development, a patent application is filed claiming the chemical formula that defines the new molecule and/or the process by which the new molecule is formulated or used. If issued, the patent carries a lifespan of 20 years from the date of filing. During this 20-year period, only the patent holder may use the discovery claimed in the patent.

Pre-clinical and Clinical Development - Following the drug discovery process, candidate molecules typically undergo one to three years of extensive pre-clinical laboratory and animal testing to assess safety and demonstrate biological activity against a disease. Prior to testing in humans, the drug developer must submit an investigational new drug application to the FDA (a request for permission to conduct further testing on humans). Once permission is granted, the molecule enters three phases of clinical (human) trials, which can take from two to ten years or more, during which safety and efficacy of the new molecule is determined.

FDA Approval, Product Launch and Growth - Once the drug developer submits all data and information generated during the discovery and development stages to the FDA, which constitutes an NDA, FDA scientists and advisory committees review it and decide whether the data justifies approval for widespread patient use and marketing. If approved, the new drug is introduced into the marketplace. Sales of a branded drug, often driven by sizeable promotional investment, may rise sharply after introduction as the drug gains popularity and becomes widely prescribed by physicians.

Maturity - After years of growth, sales of a new drug typically slow or reach a plateau, a stage of the product’s lifecycle referred to as maturity. The duration of the maturity stage is often dependent on the type of exclusivity the drug enjoys. These types include:

•	Patent Exclusivity. If successfully patented during the drug discovery stage, the new drug will enjoy marketing exclusivity for the duration of the patent. After the patent expires, the discovery claimed in the patent can be used by anyone, and it is at this time that competition typically enters the market. Since the time required for a drug to advance through pre-clinical and clinical trials and to receive FDA approval is typically several years, drugs rarely enjoy the full 20 years of patent protected market exclusivity.

•	FDA Exclusivity. Regardless of patent status, the FDA, upon approving an NDA, grants marketing exclusivity to all newly discovered drugs, the term of the grant being dependent on a number of factors, including the use of the drug, whether the drug already exists in another formulation, and the total number of patients eligible to use the drug. FDA exclusivity can last from six months to seven years, and although this period runs concurrently with patent exclusivity, it is independent of any patent protection.

•	Other Barriers to Competition. In rare instances, a drug can maintain market exclusivity after both patent and FDA exclusivity expire due to technical, manufacturing and regulatory nuances that are very difficult or even impossible to overcome, and hence, competing products cannot be introduced.

Loss of Market Exclusivity - When market exclusivity is lost and competing products enter the market, the brand loses market share very rapidly. Typically the brand will maintain approximately 10% of the market after only one year of losing market exclusivity. Competition comes principally from generic drugs, drugs that the FDA approves as equivalent to the brand based on abbreviated clinical development. Once approved, generic drugs, which are priced at substantial discounts to branded drugs, can be dispensed in place of the brand by a pharmacist, without consent from the prescribing physician.

•

Economic Barriers to Generic Competition - Sales of a branded drug are sometimes too small to warrant the investment necessary to develop and produce a competing generic formulation. As a result, a branded drug may not face generic competition, thereby maintaining market exclusivity.

While generic drug development is less rigorous and less costly than branded drug development (which is why generic drug prices are much lower than branded drug prices), filing costs, bioequivalence studies, manufacturing, packaging and ongoing regulatory requirements do create an economic barrier for generic entries. If sales of the branded product are relatively low, the expected economic return may not justify the investment required to develop and manufacture the generic drug.

Legacy Stage - Once a drug loses market exclusivity and market share erodes, the drug enters the final stage of the product lifecycle, the legacy stage. Although market share falls dramatically in the legacy stage, it rarely erodes to zero. This is due to a number of reasons, the most common ones being physicians/patients insisting on prescribing/receiving branded drugs or top tier drug plans that continue to reimburse branded drugs regardless of the cost difference and availability of generics. Therefore, remaining demand for these drugs, while small, remains predictable and constant year after year, with little or no marketing investment. It is often at this stage when brand companies may think about divesting the drug. Reasons for divestiture are many and varied, including: (i) normal course divestiture of what is no longer a strategic asset (ii) a desire to immediately realize maximum value for the declining asset, possibly addressing near-term cash needs or funding long-term financial goals; (iii) a decision to direct attention and resources elsewhere, including the development, acquisition or licensing of early stage drugs (in the discovery, preclinical or clinical stages); (iv) a strategic change of focus, i.e. other therapeutic areas; (v) continued manufacturing and commercialization of low-volume products becomes economically unattractive to the brand company.

The Corporation intends to focus on acquiring legacy pharmaceutical products that have the following characteristics:

Legacy Product Characteristics
Known products		Minimal competitive threats		Predictable and reliable supply chain		Financial stability with upside potential
•	Proven efficacy and a well-understood position in therapy	•	Quantifiable generic penetration	•	Readily available Active Pharmaceutical Ingredient (API)	•	Attractive cash flow profile

•	Proven safety profiles and therefore minimal safety risk for patients and physicians	•	Minimal pipeline (alternative product) risk	•	Long-term supply chain in place	•	Competitive value

•	No costly launch promotion requirement			•	Alternative manufacturing sources, if needed	•	Demonstrated responsiveness to limited promotion and investment

•	Limited or no ongoing sales and marketing investment			•	Distribution by leading third-party logistics providers

Orphan Diseases and Orphan Drugs - Orphan drugs are developed specifically to treat rare medical conditions (such conditions being referred to as orphan diseases). The FDA grants orphan status to drugs which are defined as those intended for the safe and effective treatment, diagnosis or prevention of rare diseases/disorders that affect fewer than 200,000 people in the United States, or that affect more than 200,000 persons but are not expected to recover the costs of developing and marketing a treatment drug. Along with orphan status, the FDA also grants significant advantages to orphan drugs, including a more rapid development pathway as well as extended market exclusivity, regardless of patent status.

Customers

The Corporation sells all of its pharmaceutical products directly to three major wholesalers in the United States, namely: AmerisourceBergen, McKesson and Cardinal Health, who combined account for approximately 95% of the Corporation’s total sales. Other direct buyers include additional smaller wholesalers and distributors, in addition to certain pharmacy chains and food stores that warehouse the products internally. Additional key customer groups include:

•	Physicians and allied health professionals including nurses, physician assistants, and pharmacists. While physicians and allied health professionals are not themselves direct buyers of the Corporation’s products, they are important influencers in recommending or prescribing the Corporation’s products to patients.

•	Patients and their families/caregivers. In the United States, patients are faced with having to bear an increasing share of the cost of healthcare. For this reason, patients have become more educated regarding their medical needs and are playing an increasingly larger role in their healthcare decisions, including which medications they are taking.

•	Third-party payors such as Managed Care Organizations and group purchasing organizations. Third-party payors, like certain insurance companies and employers, make purchasing and reimbursement decisions based on a number of health outcomes and economic variables.

•	State and federal government health agencies. Certain United States federal government agencies like the Department of Veteran Affairs, the Department of Defence, prison systems and Indian Health Services may purchase pharmaceutical products directly from the Corporation or provide third-party reimbursement to those that do purchase the Corporation’s products. In addition, Medicaid programs at the state level may also reimburse patients in the purchase of the Corporation’s products.

Distribution Outsourcing

Warehousing, distribution, logistics, customer service and accounts receivable were transitioned to Cardinal Specialty Pharmaceutical Services in January 2014. Management of the Corporation believes that such outsourcing relationships with leading providers of pharmaceutical contract services are an efficient means of pursuing the Corporation’s business plans and intends to pursue this strategy in the future.

Competitive Conditions

Competitors in the pharmaceutical market range from large multinational pharmaceutical development corporations to small, single product companies that may limit their activities to a particular therapeutic area, region or territory. Competition also comes from generic companies, which develop and commercialize formulations that are interchangeable with marketed brands. The Corporation competes with a variety of drug companies. At the present time there are generic products on the market that compete with Kapvay®, Orapred® and Zonegran®. However, Ulesfia® has patent protection until 2024. As a result of its highly complex manufacturing process, the Corporation believes that Photofrin® is difficult to genericize. Finally, since Donnatal® has a very unique regulatory history that predates the current FDA approval process, it is not a reference listed drug, and at this time there is no defined pathway for approval of a generic competitor to Donnatal®.

With respect to competition for its acquisition strategy, the Corporation competes principally with three types of companies: (a) other pharmaceutical companies seeking to acquire legacy drugs; (b) other pharmaceutical companies seeking to acquire orphan drugs and orphan drug candidates; and (c) companies developing drugs which could one day compete with the Corporation’s acquired drugs. With respect to (a), the Corporation believes that these companies typically focus on under-promoted products in specific therapeutic niches that offer growth potential through synergistic sales and marketing efforts. To the Corporation’s knowledge, there are few companies currently seeking to acquire legacy products solely for the purpose of generating a stream of consistent cash flow. In addition, since the Corporation is not focused on specific therapeutic classes, it has the ability to purchase diversified products and product bundles. With respect to other companies seeking orphan targets, the Corporation believes that it leverages its capital structure to provide it with a competitive advantage over its competitors.

Government Regulation

The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements on the distribution and marketing of pharmaceutical and other healthcare products. These agencies and other federal, state and local entities regulate quality control, safety, effectiveness, labelling, packaging, storage, handling, distribution, record keeping, approval, advertising, and promotion of pharmaceutical products.

The Corporation’s operations are also subject to the Anti-Kickback Statutes. Such laws prohibit entities such as the Corporation from knowingly and willingly offering, paying, soliciting or receiving any form of remuneration (including any kickback, bribe or rebate) in return for the referral of items or services for which payment may be made under a federal health care program, or in return for the recommendation, arrangement, purchase, lease or order of items or services for which payment may be made under a federal health care program. Violation of the Anti-Kickback Statutes is a felony, punishable by criminal fines and imprisonment or both. In addition, the Department of Health and Human Services in the United States may impose civil penalties and exclude violators from participation in federal health care programs, such as Medicare and Medicaid. Many states have adopted similar prohibitions against payments intended to induce referrals of products or services paid by Medicaid or other third-party payors.

Proprietary Protection

The patents claiming Donnatal®, Kapvay® and Zonegran® have all expired. Ulesfia®’s several patents expire in stages on August 11, 2017, July 11, 2022 and May 19, 2024. While patents claiming Orapred® expire on April 9, 2018 and November 24, 2019, a generic competitor was legally introduced into the market in December 2014. PDT with Photofrin® is a multi-faceted process (requiring the drug and two Class III devices) for which the Corporation maintains proprietorship at multiple levels. Further, the Corporation is developing the product for orphan indications that may receive FDA-granted orphan drug marketing exclusivity for extended periods.

Concordia also relies on trademarks, trade secrets and other proprietary information in connection with its business and such trademarks have been used, often for several years, to build brand equity and maintain physician and patient loyalty to branded drugs. As long as the trademarks continue to be used by the Corporation, registration of them can be renewed and the rights in them maintained.

Revenue By Division

As stated, the Corporation operates three different businesses or divisions: (i) the Legacy Pharmaceuticals Division; (ii) the Orphan Drugs Division; and (iii) the Specialty Healthcare Distribution Division.

The following chart sets out, for each of the two most recently completed financial years, the revenue for each division of the Corporation derived from sales to customers outside of the Corporation:

	Revenues (000,000)
Reportable Segment	Year ended December 31, 2013	Year ended December 31, 2014
Legacy Pharmaceuticals Division	$36.9	$94.3
SHD Division	$3.5	$17.2
Orphan Drugs Division	Nil	$10.7

During each of the two most recently completed financial years, there were no sales or transfers to (i) joint ventures in which the Corporation is a participant or entities in which the Corporation has an investment accounted for using the equity method; or (ii) controlling shareholders.

LEGACY PHARMACEUTICALS DIVISION

Industry Overview

Management of the Corporation believes that a number of trends in the pharmaceutical industry create a favourable environment for the Legacy Pharmaceuticals Division.

United States Demographics

Demographic trends that are expected to maintain or increase the demand for all pharmaceutical products include longer life expectancies and a growth of older segments of the population. As demonstrated in the following chart, the life expectancy of a United States citizen has increased by approximately eight years from 1970 to 2010.

United States Life Expectancy

1970-2010

Source: US Department of Health and Human Services.

As a result of this increased life expectancy, the United States is expected to experience rapid growth of the older segments of its population. This effect will be further enhanced over the next decade as the largest segments of the baby boom generation reach 65 years of age. It is during these later years in life that pharmaceutical consumption increases. As illustrated in the chart below, approximately 10% of Americans use five or more prescription drugs, reflecting the need to treat the many diseases that commonly afflict an aging population.

Trends in the Percentage of Persons Using Prescription

Drugs in the United States

Source: CDC

Expanding Medicare Coverage

In the United States, Medicare, which provides health care coverage for citizens aged 65 and over and individuals with disabilities, until 2006 provided almost no coverage for prescription drugs other than drugs administered during a hospital stay or in physician offices. In 2006, Medicare Part D, the outpatient prescription drug benefit, commenced providing Medicare beneficiaries access to affordable prescription drug coverage by subsidizing the purchase of private drug plans. Medicare Part D allows beneficiaries to choose from a range of private drug plans that best meet their needs. This third-party reimbursement has enlarged the potential market of patients for prescription drugs, including certain legacy and orphan products.

Healthcare Reform - The Patient Protection and Affordable Care Act

The United States federal Patient Protection and Affordable Care Act, as amended by the United States federal Health Care and Education Reconciliation Act of 2010 (the “Health Care Reform Act”) was signed into law in 2010 with the goal of increasing the quality, accessibility and affordability of health insurance in the United States. The law prevents patients from being denied insurance due to pre-existing conditions, prohibits insurance companies from dropping patients when they are sick, protects against gender discrimination, expands free preventative services and health benefits, expands Medicaid and CHIP, reforms Medicare payment and health care delivery policies, mandates larger employers to insure employees and creates a marketplace for subsidized health care insurance, the result of which provides tens of millions of individuals, families and small businesses with free or low-cost health insurance.

As a result of the Health Care Reform Act, the pool of patients that previously did not have access to health insurance and drug reimbursement has been significantly expanded.

Government Regulation

The Corporation utilizes Mapi as its provider of regulatory affairs services, medical and drug information provision, and quality assurance services. These services include storage and maintenance of all regulatory dossiers, all routine and ad-hoc reporting and communications with the FDA and adverse drug reporting and provision of medical information relating to the products to physicians and patients. The Corporation’s outsource agreement with Mapi provides for a cost of service which is fixed for normal functions associated with the medical and regulatory maintenance of the products, with additional costs based on an hourly consulting rate for services as may be needed outside of normal maintenance. Mapi is owned by United Healthcare in the United States and currently services a large number of North American and European pharmaceutical and biotechnology companies in similar capacities.

In addition to providing regulatory, pharmacovigilance and medical information services, Mapi also provides expert market access strategies for the pharmaceutical, healthcare and biotech industry. Mapi’s senior consultants have extensive pharmaceutical regulatory consulting experience. As one of the largest regulatory affairs and market access consulting firms in North America, Mapi’s volume of product submissions is often larger than that of many biotechnology and pharmaceutical companies.

The Corporation also outsources to Mapi all activities that typically involve written responses to questions from patients or healthcare providers regarding the Corporation’s products. The Corporation, through Mapi, has established a dedicated toll-free phone number and mailing address for these drug information requests.

Product Divestitures

Management of the Corporation believes that pharmaceutical companies, particularly Big Pharma, are increasingly choosing to divest their legacy products for a number of reasons, including, but not limited to:

•	Normal Course Divestiture of Non-Strategic Assets. Divesting products in the normal course of business in order to align product portfolios with overall business strategies;

•	Financially Motivated Divestitures. Divesting products to address specific near-term cash needs or to fund long-term financial goals;

•	Ongoing Industry Consolidation. Which is accelerating the trend toward portfolio rationalization as business combinations often result in overlapping, redundant and/or non-core drugs in the merged portfolio. In addition, business combinations may result in the divesture of certain products as required by antitrust or competition authorities;

•	Funding the Development, Acquisition or Licensing of Early Stage Drugs. Big Pharma seeking to expand internal product pipelines by: (i) increasing expenditures on internal discovery; and/or (ii) acquiring or licensing products from (typically) smaller, research-focused companies. Investing the proceeds of divestitures into development stage products, thereby expanding the number of promising new products in the pipeline; and

•	Reallocation of Manufacturing Resources. Continued manufacturing of lower-volume products becomes economically unattractive to Big Pharma companies seeking to optimize manufacturing resources by divesting lower-volume products when opportunities exist to reallocate manufacturing capacity to newer, more strategic or higher volume products.

As a result, management of the Corporation believes that there is an active market for the acquisition and divestiture of legacy pharmaceutical products and that this market will continue to grow.

Legacy Pharmaceuticals Division Overview

The goal of the Legacy Pharmaceuticals Division is to acquire and manage drugs that are in the maturity or legacy stage of the pharmaceutical product lifecycle and continue on a predictable revenue generation path. These products have a well-established record of safety and efficacy and a history of stable, predictable demand.

The Legacy Pharmaceuticals Division consists of Kapvay® (clonidine hydrochloride), Orapred ODT® (prednisolone sodium phosphate), Ulesfia® Lotion 5% (benzyl alcohol), Donnatal® (belladonna alkaloids, phenobarbital) and Zonegran® (zonisamide). Kapvay®, Orapred® and Ulesfia® were acquired from Shionogi in May 2013 for total consideration of $28.7 million, excluding transaction costs. Donnatal® was acquired from PBM Pharmaceuticals, Inc. in May 2014 for $200 million in cash and an aggregate of 4,605,833 Common Shares and Zonegran® was acquired from Eisai in September 2014 for $90 million in cash, plus approximately $1.4 million for purchased inventory.

Legacy Products - Kapvay®

Overview

A class of drugs called psychostimulants or stimulants has been used to treat ADHD for several decades. These medicines help those with ADHD to focus their thoughts and ignore distractions. According to WebMD, stimulant medications are effective in 70% to 80% of patients. This class of drug is used to treat both moderate and severe ADHD. Such drugs may be helpful in children, adolescents, and adults who are having difficulty with ADHD symptoms at school or at work, as well as at home. Some stimulants are approved for use in children over three, while others are approved for children over six.

In cases where stimulants do not work or cause unpleasant side effects, physicians may prescribe a non-stimulant drug, such as Kapvay®. The first non-stimulant medication approved by the FDA was Strattera. It is now used in children, adolescents, and adults. The FDA subsequently approved a second non-stimulant drug, Intuniv, for children and teens between ages six and 17 and approved the non-stimulant Kapvay® for use alone or in combination with a stimulant to enhance effectiveness. These medications can all improve concentration and impulse control.

Kapvay® (clonidine), a non-stimulant treatment for ADHD, was approved on September 28, 2010. Kapvay® is the only formulation of clonidine hydrochloride approved by the FDA for the treatment of ADHD, and is the first and only FDA-approved non-stimulant ADHD treatment indicated for use as add-on therapy to stimulant medication. Kapvay® can also be used as monotherapy when treating ADHD. The underlying molecule, clonidine has other uses such as the treatment of high blood pressure. Kapvay® is in the legacy stage of the product lifecycle, having lost market exclusivity in October 2013 and since that time has lost considerable market share due to generic competition.

Market

According to the American Psychiatric Association, 5% of children in the United States have ADHD; however, studies in the US have estimated higher rates in community samples. Results of recent surveys of parents published by the American Psychiatric Association show that approximately 11% of children between the ages of four and 17 (6.4 million children) have been diagnosed with ADHD as of 2011 and that the percentage and rates of ADHD diagnosis have increased from 2003 to 2011.

The following graph sets out the number of Kapvay® prescriptions since the first quarter of 2011. The decline in branded prescriptions in the fourth quarter of 2013 is a result of the entry into the market of a generic alternative to Kapvay®.

Source: Symphony Health

Marketing Strategy

At the time of the acquisition of Kapvay® by CPI, the Corporation understood that loss of FDA exclusivity was imminent. For this reason, promotion for Kapvay® was limited to direct mail and ongoing support for the Kapvay® co-pay assistance card program for a brief period of time, until launch of the generic competitor. Following the acquisition of Kapvay®, the Corporation implemented cost adjustments based on market assessments.

Competition

Existing as well as new generics are viewed by management of the Corporation as the main competitors to Kapvay®.

Genericization of Kapvay®

In September 2013, CPI entered into a competitive supply agreement (the “Competitive Supply Agreement”) with a generic drug manufacturer. Pursuant to the Competitive Supply Agreement, CPI receives a supply price payment from the counter party.

On October 7, 2013, the generic drug manufacturer who was a party to the Competitive Supply Agreement entered the market with a generic competitor to Kapvay®. In early December, 2014, CPI launched its own authorized generic of Kapvay®. To date, such generic manufacturer’s product represents the only generic competitor to Kapvay®, however, other generics may enter the market at any time.

On February 12, 2015, Concordia received a CID from the FTC regarding Kapvay® and the Competitive Supply Agreement. The CID is a request for documentation and information to determine whether CPI, the counterparty to the Competitive Supply Agreement or their affiliates or any other person has engaged in unfair methods of competition in or affecting commerce by entering into agreements relating to Kapvay®. CPI and Concordia are cooperating with the information requests.

Legacy Products - Orapred ODT®

Overview

Orapred ODT® (prednisolone) is a corticosteroid used in the treatment of several severe allergic reactions in children. Orapred ODT® was approved on June 1, 2006 for control of severe or incapacitating allergic conditions such as atopic dermatitis, and seasonal and perennial allergic rhinitis which are intractable to adequate trials of conventional treatment.

Many oral corticosteroids have a very bitter taste that discourages pediatric patients from correctly taking their medication for the full duration of their treatment plans. Orapred ODT® was developed with a truly unique and effective taste masking technology, using a tri-layer process that encapsulates the active ingredient deep inside the tablet. Orapred ODT® is in the legacy stage of the product lifecycle, having lost market exclusivity in December 2014 and since that time lost market share to a generic competitor.

Market

According to the American Lung Association, over 8.5 million children in the United States suffer from asthma, making it the leading chronic illness among children. More than 25% of children diagnosed with asthma reported an emergency room visit or urgent care visit due to their asthma in the past year and 9% reported an overnight stay. On average, children with uncontrolled asthma visit an emergency room three times a year.

The following graph sets out the number of prescriptions of Orapred ODT® since the first quarter of 2011. The decline in volume in the fourth quarter of 2014 is a result of the entry into the market of a generic alternative to Orapred ODT®.

Orapred ODT

Source: Symphony Health

Marketing Strategy and Genericization of Orapred ODT®

Shionogi entered into a Paragraph IV settlement with Mylan that allowed Mylan to launch a generic Orapred ODT® on April 1, 2014. On December 8, 2014, Mylan launched its generic Orapred ODT®. Management of the Corporation is currently reviewing opportunities with a generic drug manufacturer to produce an AG for Orapred ODT®.

Competition

Other than new generics for Orapred ODT®, management of the Corporation believes there are no new competitors to Orapred ODT® in development.

Legacy Products - Ulesfia®

Overview

Ulesfia® is a topical treatment for head lice in patients six months of age and older and was approved by the FDA on April 9, 2009. It is the only prescription head lice product that is not an insecticide. Patents for Ulesfia® expire on August 11, 2017, July 11, 2022 and May 19, 2024. Expiration of such patents may bring about additional competition. However, management of the Corporation believes that Ulesfia® will be difficult to genericize because it is a topical treatment and there is no established pathway to develop a generic version of Ulesfia®.

Ulesfia® Lotion is a white topical lotion containing benzyl alcohol, 5% (50 mg/g of lotion) and is packaged in two individual eight fl. oz. polypropylene bottles with a nit (egg) comb. Ulesfia® Lotion is non-neurotoxic and is used as part of an overall lice management program that includes the use of a fine-tooth comb or special nit comb to remove dead lice and nits. Ulesfia® Lotion works by suffocating head lice. The active ingredient stuns the breathing holes, or lungs, of head lice. The other ingredients then clog the breathing holes, killing the lice. There is evidence that head lice are becoming resistant to some other treatments. Management of the Corporation believes that Ulesfia® has a unique mode of action and is intended to work in such a way that resistance is reduced.

Market

Reliable data on yearly head lice incidence in the United States is not available; however, the CDC estimates that six to 12 million infestations occur each year in the United States among children from 3 to 11 years of age.

The following chart illustrates the prescription volumes by quarter achieved by Ulesfia® since 2011. The decline in share in the second quarter of 2014 is due to the loss of a preferred formulary position within a state Medicaid plan.

Pediculosis Treatments

Source: Symphony Health

Marketing Strategy

Management of the Corporation believes that Ulesfia® will enjoy market exclusivity for the foreseeable future and that a generic entry for Ulesfia® is not likely given that: (a) there are three listed patents; and (b) there is not a clear pathway at present for approval of a generic competitor.

Distribution Agreement with Lachlan Pharmaceuticals

On January 6, 2014, the Corporation announced that it entered into an Exclusive Distribution Agreement with Lachlan Pharma Holdings (“Lachlan”), a global pharmaceutical company, with a term of five years for the exclusive distribution of Ulesfia® Lotion in the United States. Lachlan has an agreement with Zylera Pharmaceuticals, LLC (“Zylera”) to commercialize Ulesfia® Lotion in the United States. The agreement provides Ulesfia® with access to Zylera’s sales force, as well as its wholesale and retail network. The Corporation believes that this partnership should help maintain the existing sales of Ulesfia® Lotion across the United States.

Competition

There are several OTC and prescription drug treatments for head lice. OTC products currently constitute the majority of sales for treatment of this condition. Of the prescription drug treatments, Ulesfia® is a market leader as the Corporation is able to leverage its brand and positioning as the only non-insecticide prescription treatment. Other prescription treatments include Stromectol which is marketed by Merck,

Lindane which is marketed by Morton Grove Pharmaceuticals, and Ovide which is marketed by Medicis (Valeant).

Legacy Products - Donnatal®

Overview

Donnatal® is an adjunctive therapy for both IBS and acute enterocolitis. Currently, Donnatal® is the only marketed phenobarbital and belladonna alkaloid combination product. Donnatal® is available in two formulations, tablets and elixirs. Due to a unique regulatory history, management of the Corporation is not aware of any current competition from generics, despite the absence of patent or FDA-granted exclusivity. For this reason, while considered a legacy pharmaceutical product, Donnatal® is in the Growth Stage of the product lifecycle.

Market

IBS is a chronic, life-long disease that requires long-term treatment. According to the CDC, the disease affects about 1 million to 1.3 million people in the United States with a higher incidence of Crohn’s disease in women and a slightly higher incidence of ulcerative colitis in men; however, as there are no standard criteria for diagnosing IBS, the precise rate of incidence is unknown. Safety of certain newer IBS therapies introduced during the last 15 years have demonstrated serious adverse events post-approval, leading in some cases to their withdrawal from the market; therefore, management of the Corporation believes physicians will tend to prefer older drugs like Donnatal®.

Donnatal® is the only phenobarbital and belladonna alkaloid product that has distinct legal rights to be actively marketed. Predecessor owners of Donnatal® gained these rights by investing in clinical studies that promoted the efficacy of the drug and by complying with all FDA rulings and requests pertaining to the drug’s DESI status since the 1970s. Donnatal’s® competitors, both brands and generics, decided to forgo efficacy and clinical testing and therefore waived their right to legal entry into the marketplace.

Following its acquisition of Donnatal®, the Corporation implemented cost adjustments based on market assessments. Management of the Corporation believes that, going forward, Donnatal® has the opportunity to gain market share in the IBS sector.

Donnatal

Source: Symphony Health

Marketing Strategy

A robust commercial infrastructure actively promoting Donnatal® was acquired along with the product. Promotion for the drug is based on data analysis and various strategies to maximize profitability. The Corporation believes that its targeted representative coverage provides for successful, efficient sales management. Each week, Donnatal’s commercial team visits over 1,500 physicians by utilizing a broad array of sales and marketing tools.

Competition

In treating IBS, physicians often prescribe multiple medications in order to obtain adequate overall symptom relief. For this reason, management of the Corporation believes that the recent introduction and heavy promotion of new products to treat IBS that are specifically indicated for only certain types of IBS (i.e. constipation and diarrhea) may positively impact Donnatal® volumes, as the Donnatal® labelling states that Donnatal® is indicated as adjunctive (additive) therapy in the treatment of irritable bowel syndrome.

Legacy Products - Zonegran®

Overview

Zonegran® (zonisamide) is a second generation adjunctive (additive) therapy for the treatment of partial seizures in adults with epilepsy. Zonegran® was approved by the FDA in March 2000 and is a recognized prescribed drug for epilepsy. Zonegran’s® patent expired in March 2005 and there are currently nine approved generic competitors; however, management of the Corporation believes that Zonegran® has a steady prescription base due to patient and physician loyalty to the brand. Management of the Corporation believes that doctors have long prescribed Zonegran® due to its safe track record, it being a well-tolerated solution for patients, fewer side effects resulting from use of the drug, there being less of a need for monitoring, and the drug not being associated with unwanted weight gain as might be associated with other AED products.

Market

According to the CDC, epilepsy affects about 2.3 million adults and 467,711 children up to 17 years of age in the United States. Approximately one in 26 people will be diagnosed with epilepsy at some point in their lives and approximately 150,000 new cases of epilepsy will be diagnosed in the United States each year. Epilepsy results in an estimated $15.5 billion in annual medical costs and lost or reduced earnings and production.

This market is expected to grow as a result of the introduction of newer, third generation drugs; however, management of the Corporation believes that the second generation class of epilepsy drugs, to which Zonegran® belongs, should maintain its market, sales-leader position, as all classes of these drugs experience a more gradual incorporation into the epilepsy treatment algorithm.

Zonegran

Source: Symphony Health

Marketing Strategy

Zonegran® has been off patent since 2005 and sales have remained relatively stable due to small volume declines offset by cost adjustments. The previous owner of the drug, Eisai, did not actively promote Zonegran® primarily due to the drug’s high degree of stability, which was owed largely to physicians’ reluctance to switch well-controlled epilepsy patients onto newer branded therapies or generic alternatives.

Genericization of Zonegran®

Despite the expiration of Zonegran® patents and loss of market exclusivity, and despite the availability of nine approved generic equivalents available, branded Zonegran® has maintained, and the Corporation expects it to continue to maintain, an atypically large share of all zonisamide prescriptions due to:

•	the long (4-6 weeks), carefully monitored titration schedule required to get patients to the efficacious (seizure free) dose;

•	the importance of maintaining both epilepsy and psychiatry patients at precisely their most efficacious dose;

•	epilepsy patients being treated, at least for the first year following diagnosis, by a specialty physician, typically a neurologist; and

•	management of the Corporation’s belief that specialty physicians are much more apt than general practitioners / family physicians to insist that branded medications, not generics, be dispensed for their patients.

Competition

In the United States, Zonegran® is currently off patent and although there are nine generic competitors, there is less switching between branded and generic combinations as epilepsy patients are unlikely to switch off of a combination that is controlling their seizures. It is more likely that generic products or other molecules will be targeted for new patients and for patients that are not adequately controlled by existing medications thus growing the overall market.

SPECIALTY HEALTHCARE DISTRIBUTION DIVISION

Specialty Healthcare Distribution Division Overview

The SHD Division is a nation-wide provider of diabetes testing supplies and other healthcare products in the United States. The SHD Division operates primarily out of an office and warehouse facility in Kansas City, Missouri.

The SHD Division provides a reliable method for its patients to obtain medical supplies through the mail. It has created a seamless process for the customer by directly billing insurance companies, collecting and maintaining prescriptions, and ordering and delivering the goods to the customer, while keeping the customer informed throughout the process. The SHD Division has invested substantially in the area of diabetes education for its customers. Every product sent to customers includes valuable diabetes-related educational materials, an informative newsletter and recipes. More recently, the Corporation has decided to discontinue the distribution of its lower margin products leading to a product mix shift with more favourable margins.

Orphan and specialty products require a direct relationship with patients and doctors and require that the distributor of these products have the capacity to carry-out these functions. As many of these products are shipped just in time for administration, the distributor must have the pharmacist and distribution channel that will enable the doctors to liaise directly with the distributor. Moreover, after administration, the nursing staff within the distributor will have direct contact with the patients to monitor patient outcomes.

The Corporation intends to set up a specialty pharmacy channel within the SHD Division in the future to distribute orphan and specialty drugs. The Corporation intends that the specialty pharmacy distribution channel will have the capacity to carry out the direct to patient dialogue through its nursing staff to ensure the best possible patient outcome. By having the capacity to carry out these functions internally, the Corporation expects to retain control over the distribution of high value products.

Industry Overview

United States domestic healthcare spending is expected to increase by approximately $2.1 trillion from $2.7 trillion in 2011 to $4.8 trillion in 2021, according to CMS.

The SHD Division has historically targeted seniors and diabetics. As the baby boomer population ages, CMS estimates that the number of Americans over the age of 65 will increase from an estimated 42.1 million in 2012 to 55.9 million in 2021. According to research by the Robert Wood Johnson Foundation, over 90% of Americans over the age of 65 have at least one chronic condition, and over 70% of this population has multiple chronic conditions.

The products that the Corporation distributes are classified as DME. CMS estimates that the national expenditures within the DME market will increase by over $30 billion from $39.7 billion in 2011 to $70.7 billion in 2021. The number of DME companies with Medicare billings less than $300,000 has been declining, or consolidating, over the last few years according to HME News, primarily as a result of increased Medicare accreditation and bonding requirements implemented in 2009.

Diabetes Market

According to the CDC, 29.1 million people in the United States, or 9.3% of the population, have diabetes. Of these people, 21.0 million are diagnosed, while 8.1 million remain undiagnosed, meaning that 27.8% of Americans with diabetes remain undiagnosed. The total direct and indirect costs of diabetes to the

United States are approximately $245 billion annually. Of these, direct medical costs account for approximately $176 billion and indirect costs (e.g. disability, work loss and premature death) account for approximately $69 billion. After adjusting for differences on account of age and sex, average medical expenditures among people with diagnosed diabetes were 2.3 times higher than people without diabetes.

SHD Division Operations

The SHD Division has streamlined its processes, beginning with the intake of the customer from the lead generation source, to shipment of the customer’s supplies from the warehouse, and through to the periodic reorder process. Management of the Corporation believes that the operations of the SHD Division is one of its key success factors, with a highly trained, professional staff of 77 employees (including the sales team) that services its customer base. The following operational functional descriptions apply to the majority of the SHD Division’s business.

Lead Generation - The SHD Division works with lead generation companies, who conduct marketing campaigns primarily through the internet, to gain new customers who have a need and inclination to receive their diabetes testing supplies through the mail.

Enrolment - Leads from the lead generation company are provided to the SHD Division’s Enrolment Department, which then contacts the customers and verifies information that the customer has provided to the lead generation company. An enrolment representative then proceeds to the sales process. The Enrolment Department handles each account according to the United States federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) and applicable regulations and ensures that customer information is accurate.

Document Retrieval - The Document Retrieval Department is responsible for obtaining new prescriptions, refill prescriptions and medical documentation. The employees that review the prescriptions review approximately 150 prescriptions each day for accuracy and completeness. The prescription is verified for completeness and accuracy and then saved to the customer’s medical file.

Insurance Department - Once a valid prescription has been received, the Insurance Department is notified and then verifies the customer’s insurance coverage. This is where it is determined whether the supplies will go through the customer’s medical or pharmacy benefit. Once the customer has a valid prescription and their insurance benefits have been verified, the order is set up in the system, and is made ready for shipment.

Pharmacy - The SHD Division has a full-service pharmacy with accredited and licensed pharmacists on staff and with sufficient resources to nationally service a wide customer base with multiple products. This pharmacy has full fulfillment capacity and can ship medications across the United States.

The Corporation is developing the specialty pharmacy aspect of this pharmacy operation, and intends to flow additional pharmaceutical products through the SHD Division’s pharmacy.

Warehouse and Shipping Department - Once the pharmacy adjudication has been done or the medical order set, the packing slips are mass printed and sent to the warehouse to fulfill the orders.

Reorders Department - If a customer receives supplies through their health insurance, the Reorders Department is primarily responsible for processing those customers’ orders. Each time a reorder of supplies is due to be shipped, the reorder representative calls and confirms the order with the customer.

Customer Service - The Customer Service Department is a key strength of the SHD Division, with employees handling upwards of 400 calls per day.

Billing Department - The Billing Department collects payments on an average of 1,700 claims billed per day. The average Days’ Sales Outstanding for the SHD Division is 50 days.

SHD Division Products

The following are some of the key products of the SHD Division.

Diabetes Testing Supplies and Pharmaceutical Products

The SHD Division provides a full range of diabetic testing supplies required to meet the needs of the Corporation’s customers, including: test strips, blood monitoring equipment/meters, lancets, lancing devices, control solutions and batteries. Diabetic testing supplies comprise the majority of the total revenue of the SHD Division. If a customer has an insurance provider other than Medicare, the SHD Division provides supplies for these customers and accepts assignment of insurance. Most of the diabetes supply business now runs through the pharmacy as most insurance plans consider these supplies to be part of the pharmacy benefit.

Wound Care Supplies

It is estimated by the CDC that each year there are approximately 82,000 diabetic amputations in the United States. This is because diabetes can cause complications (including nerve damage, a weakened immune system and the narrowing of arteries) that prevent wounds from healing properly, especially wounds on the lower legs and feet. These wounds may eventually become infected to a point where the entire lower extremity on which the wound resides needs to be removed. The SHD Division has teamed with DeRoyal wound care products to present the customer with an easy to use, seamless process for obtaining their wound care supplies. The SHD Division and DeRoyal work closely with the doctor to determine a treatment approach and stay in touch with the doctor’s office and the customer to ensure proper healing of the wound.

Urologicals - Catheters

There are many reasons that someone may require a urinary catheter. The SHD Division’s Catheter Supply Specialists are trained on products for both male and female catheterizing, and the Corporation supplies an extensive line of catheter supplies available to its customers. The catheter-related business of the SHD Division is not limited to diabetic customers.

Other Products

The SHD Division also sells orthotic braces, CPAP supplies and therapeutic products for the treatment of erectile dysfunction.

SHD Division Marketing

The SHD Division operates through the trade name “Complete Medical Homecare”. The SHD Division has historically undertaken a number of different approaches to marketing its products, including the following:

•	inserting “box stuffers” with shipments to promote some of its other products (e.g., CPAP, wound care products, catheters);

•	managing a reward program, whereby customers were rewarded with various gifts for their loyalty (e.g., diabetic cookbooks);

•	utilizing national online advertising techniques to promote diabetes testing supplies;

•	listing advertisements in local newspapers; and

•	distributing coupons within shipments, as well as posting coupons on the Corporation’s website.

SHD Division Suppliers

The SHD Division sources its products from various manufacturers. As sales volumes have increased, partnerships have been developed with large manufacturers, enabling the Corporation to obtain preferred pricing and maintain a readily available supply of products for its customers’ medical necessities.

For the product areas of wound care supplies and urinary catheters, the SHD Division developed a relationship with Invacare Supply Group, now Independence Medical. With this relationship in place there is access to fifty or more manufacturers. For these product areas, the Corporation often utilizes Independence Medical’s drop ship capabilities.

The SHD Division’s supplier/manufacturer base includes industry-recognized names such as: Diamond Diabetics Products (meters and supplies), Omnis, Biosense, Arkray and Medicine.

SHD Division Competition

The largest competitors to the SHD Division are CCS Medical, Arriva Medical, Walgreens, Target, Wal-Mart and CVS.

Management of the Corporation believes that the SHD Division sets itself apart from its competition through its customer service which includes: (a) a personal touch (live customer care coordinators versus an automated phone service that many of the competitors use), and (b) a seamless, efficient processing environment.

The subsector of specialty pharmaceutical distribution is dominated by AmerisourceBergen. Other distributors are McKesson Specialty, Curascript SD, Metro Medical and others.

Corporate Compliance

The SHD Division is nationally accredited to conduct Medicare-related business. Prior to Concordia Private Co.’s acquisition of the business of the SHD Division, Global Medical Direct and Midwest Medical Services (the predecessor companies to the SHD Division) were investigated in February of 2012 by the United States Department of Justice and the United States Attorney’s Offices for the Districts of Louisiana and Kansas. The investigation centered on the companies’ lead generation/marketing arrangements. The companies were accused of violating the Anti-Kickback Statutes and submitting false claims for diabetic supplies being provided to beneficiaries of federally funded healthcare programs. The companies’ owners have settled the case, and were mandated to sell the assets of the companies and pay restitution. Concordia Private Co. purchased the assets free and clear of any future claims from the government in relation to the investigations and resultant settlement.

The SHD Division has strengthened its Corporate Compliance Program. It maintains an ongoing training program for its employees, which includes education on compliance with HIPAA and Medicare regulations, as well as industry and product training. The SHD Division has in place monitoring and auditing processes that allow the detection and prevention of compliance-related issues. The Corporation has implemented a thorough training program for the employees of the SHD Division, educating them on the rules surrounding the method with which customers can be solicited. Each employee is required to take a class and certify their understanding, compliance and adherence to the issue. Additionally, subsequent to the purchase by Concordia Private Co. of the business of the SHD Division, the Corporation engaged, on a term basis, an accredited Medicare Auditor to assist it with strengthening its internal compliance process.

Medicare Competitive Bidding

On July 1, 2013, CMS implemented the Medicare Bidding Program for diabetes testing supplies. Under this program, Medicare beneficiaries must obtain their diabetes testing supplies from one of the 20 companies that were awarded a contract, or obtain their supplies from their local pharmacy. The SHD Division did not apply for a contract under that competitive bidding program and elected to focus on private insurance.

ORPHAN DRUGS DIVISION

Orphan Drugs Division Overview

The Orphan Drugs Division is intended to provide growth opportunities through the expansion into new indications and new markets for existing or acquired orphan drugs. In the initial execution of its orphan drug strategy, Concordia Private Co., through its subsidiaries, acquired Pinnacle. Photofrin® is owned by CLI, a subsidiary of the Corporation, and is FDA approved for the treatment of three rare forms of cancer.

Industry Overview

The ODA provides the framework for drug development to support the research of drugs for rare diseases. The ODA defines rare diseases as those with “prevalence of disease in the population of less than 200,000 people”. Alternatively, the ODA states that when the drug developer could have “no reasonable expectation of profitability” after developing a drug for a rare disease in the United States, the FDA may designate such a product as an orphan drug.

The OOPD’s mission is to advance the evaluation and development of products that demonstrate promise for the diagnosis and/or treatment of rare diseases or conditions. In fulfilling that task, OOPD evaluates scientific and clinical data submissions from sponsors to identify and designate products as promising for rare diseases and to further advance scientific development of such promising medical products. The OOPD also provides incentives for sponsors to develop products for rare diseases. The program has successfully enabled the development and marketing of more than 400 drugs and biologic products for rare diseases since 1983. In contrast, fewer than 10 such products supported by industry came to market between 1973 and 1983. The Orphan Grants Program has been used to bring more than 45 products to marketing approval.

The National Institute of Health currently lists approximately 7,000 rare diseases, the majority of which are heritable or congenital and which affect approximately 25 million Americans. To receive orphan designation, a drug manufacturer must: (a) certify that the product is for a rare condition; (b) provide a scientific rationale for using the drug for that rare condition; and (c) provide supporting epidemiologic data.

Once a disease has obtained the orphan designation, the ODA provides the manufacturer of a product that treats the orphan disease with the following benefits: (a) seven years of market exclusivity from the date of approval, meaning that no generic competitor can enter the market regardless of whether the innovator has a patent; (b) federal tax credits equal to 50% of clinical research expenditure to aid in the funding of development; (c) an exemption from the fee for FDA approval - which fee is in excess of $1.1 million; and (d) priority FDA review (accelerated approval process).

Management of the Corporation believes that orphan drugs are particularly attractive for two other reasons: (a) these products tend to have competitive value when compared to traditional pharmaceutical products; and (b) the selling and promotional expenses are substantially lower and offer greater returns than for traditional pharmaceutical products. As orphan drugs target very rare diseases, the physician community that treats patients with such diseases is typically very small. As a result, communication with this physician base requires a much smaller number of sales representatives. Additionally, the uptake of the drug by the physician base is typically much faster as the disease may have no alternate therapy and given the relatively small targeted population.

The following table sets out a sample of orphan drug treatments approved in the United States. Of significance are the accepted annual treatment costs which drive the relatively high revenues and margins in an otherwise small market (incidence of disease among total population).

Company	Product	Indication	Incidence	Annual Treatment Cost
BioMarin	Kuvan	Phenylkentonuria	1-2/20,000	$80,000+
Genzyme	Cerezyme	Gaucher Disease	1/20,000	$165,000+
Genzyme	Myozyme	Pompe Disease	1/40,000	$300,000+
Shire	Elaprese	Hunter Syndrome	1/81,000 males	$300,000+
Genzyme/BioMarin	Aldurazyme	MPS I	1/100,000-600,000	$175,000+
BioMarin	Naglazyme	MPS VI	1/250,000-600,000	$300,000+
Alexion	Soliris	aHUS	~2/1,000,000	$409,000+
Alexion	Soliris	PNH	1-5/1,00,000	$409,000+

Source: Torreya Partners

In reviewing orphan drug opportunities, management of the Corporation seeks products that are already approved for one indication but can be developed to treat other indications. As the product is already approved, its safety and efficacy have been reviewed and accepted by the FDA, and therefore clinical development risk to the Corporation is reduced.

PDT with Photofrin®

Pinnacle Biologics Inc.

The Corporation’s European subsidiary, Pinnacle Biologics B.V., is a Netherlands private limited liability entity, and is a wholly-owned subsidiary of Pinnacle. The entity was established in 2008 to commercialize pharmaceutical products outside of North America, consistent with the overall strategy of Pinnacle. Pinnacle Biologics B.V. has no employees. Dutch operations are managed through a service agreement with Trust Company Amsterdam. Compagnie Biologiques Pinnacle is a Quebec, Canada, entity incorporated to employ individuals residing in Canada, and is a wholly-owned subsidiary of Pinnacle. Pinnacle Oncology LLC is a partnership between Pinnacle, the University of Chicago and two individuals associated with the university. The purpose of this entity is to develop Pinnacle Oncology LLC’s licensed patents to bring pharmaceutical products to the market in the field of protection against genotoxic mutagenesis.

Photodynamic Therapy with Photofrin®

The legacy pharmaceutical product owned by CLI, Photodynamic Therapy (“PDT”) with Photofrin®, is a light-based (cancer) treatment that uses sodium porfimer (brand name Photofrin®), a photosensitizing drug derived from oxygen binding proteins found in blood. Photofrin® is marketed by Pinnacle in the United States. Photofrin® is intravenously administered and is differentially absorbed by tumorous cells. When activated by 630 nanometer lasers, Photofrin® produces reactive “singlet” oxygen that attacks tumors through multiple “tumoricidal cascades”, including:

•	direct cell attacks;

•	induction of apoptosis (programmed cell death);

•	destruction of malignant neovasculature; and

•	initiation of an immune response against the cancer.

PDT with Photofrin® has three oncology indications approved by the FDA; Esophageal Cancer, Barrett’s Esophagus and NSCLC. PDT with Photofrin® is being further developed for the treatment of an additional rare form of cancer, cholangiocarcinoma.

Management of the Corporation believes that the patent portfolio that protects the product, in combination with certain manufacturing and regulatory hurdles, makes the product difficult to genericize.

Existing Indications

Esophageal Cancer

PDT with Photofrin® is indicated to help lessen symptoms of esophageal (food pipe) cancer when the cancer blocks the esophagus or when the cancer cannot be treated with laser alone. The American Cancer Society estimates that there are approximately 16,000 new cases of esophageal cancer diagnosed annually in the United States. In general, the prognosis of esophageal cancer is quite poor, because most patients present with advanced disease.

Barrett’s Esophagus

PDT with Photofrin® is indicated for the ablation of high-grade dysplasia in Barrett’s esophagus patients who do not have part or all of their esophagus removed with surgery. The American Cancer Society estimates that there are approximately 18,000 new cases of Barrett’s esophagus diagnosed annually in the United States. Barrett esophagus is a premalignant condition. Its malignant sequela, esophageal adenocarcinoma, has a mortality rate of over 85%.

Non-Small Cell Lung Cancer

Photofrin® is indicated for the treatment of microinvasive endobronchial NSCLC in patients for who surgery and radiotherapy are not indicated. Photofrin® is indicated for the reduction of blockage and symptom relief in patients with endobronchial NSCLC that partially or totally blocks the bronchi (airways entering the lungs). In these patients, PDT with Photofrin® is used to relieve symptoms with endobronchial NSCLC when the cancer obstructs or blocks the airway. The American Cancer Society estimates that there are approximately 225,000 new cases of lung cancer diagnosed annually in the United

States, of which a proportion are NSCLC and a proportion of those are candidates for treatment with Photofrin®.

New Indications

Cholangiocarcinoma

Future growth is expected to come from clinically developing and marketing PDT with Photofrin® for new indications, the first one being cholangiocarcinoma. Along with a marketable indication and corresponding product labeling, additional benefits of clinically developing PDT with Photofrin® for cholangiocarcinoma include Orphan Drug Designation and subsequent market exclusivity benefits in the United States and the European Union.

Special Protocol Assessment

On November 12, 2013, Pinnacle reached an agreement with the FDA under a special protocol assessment to enroll patients with an advanced form of bile duct cancer in a pivotal Phase 3 clinical trial. There is currently no approved therapy for this cancer type. The special protocol assessment is a written agreement with the FDA regarding the design, endpoints and planned statistical analysis approach of the trial to be used in support of a potential NDA submission. The clinical trial will study the efficacy and safety of PDT with Photofrin® as treatment for unresectable advanced perihilar cholangiocarcinoma Bismuth type III/IV.

Other Developments

On March 26, 2014, the Corporation was granted FDA premarket supplemental approval for its Optiguide® DCYL700 Fiber Optic Diffuser Series flexible fiber. The Optiguide DCYL700 Fiber Optic Diffuser Series is a light delivery system used in PDT with Photofrin®. The system features a more flexible, narrower cylindrical diffuser design that may assist physicians by providing greater access to tumors located in the right upper lobe of the lung and by improving maneuverability in other potentially challenging anatomic areas of the bronchus. The Optiguide®DCYL700 Fiber Optic Diffuser Series is the latest addition to the Corporation’s portfolio of photodynamic products.

On July 23, 2014, Pinnacle entered into a collaboration agreement with Orphan Canada, a Toronto-based specialty pharmaceutical company that in-licenses therapies for rare disorders and specialty medicines within Canada. This agreement was later assigned to Knight Therapeutics Inc. (“Knight”) and CLI, respectively. Pursuant to the collaboration agreement, CLI and Knight will partner to support the continued supply of Photofrin® in Canada, where it is approved for the treatment of certain forms of gastrointestinal, lung and bladder cancers.

On August 5, 2014, the Corporation announced that Thomas Jefferson University Hospital in Philadelphia, Pennsylvania was the first site approved to enroll patients in the Phase 3 multicenter clinical trial using Photofrin®.

The Corporation enrolled the first patients in a randomized Phase 2 trial to evaluate PDT with Photofrin® for patients with epithelioid malignant pleural mesothelioma. The study is expected to enroll over four years and is supported by a grant from the National Cancer Institute. The Corporation also initiated the Phase 3 bile duct cancer trial in Germany and the Phase 3 bile duct cancer trial in Korea.

On November 28, 2014, the Corporation announced that Thomas Jefferson University Hospital had enrolled the first patient in the Phase 3 multicenter clinical trial. On February 12, 2015, the Corporation announced that it had enrolled its first patient in Phase 3 multicenter clinical trial in Korea.

RISK FACTORS

The following sets forth certain risks and uncertainties that could have a material adverse effect on the Corporation’s business, financial condition and results of operations and the trading price of the Common Shares, which could decline, and investors may lose all or part of their investment. Additional risks and uncertainties of which the Corporation currently is unaware or that are unknown or that it currently deems to be immaterial could have a material adverse effect on the Corporation’s business, financial condition and results of operations. The Corporation cannot assure you that it will successfully address any or all of these risks. The risks described below describe certain currently known material factors, any of which could have a material adverse effect on the Corporation’s business, financial condition and results of operations. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the risks described below or other unforeseen risks.

Risk Factors Related to the Business

The Corporation has a limited operating history.

Concordia Private Co. was formed in December, 2012, and acquired (i) the SHD Division, (ii) Pinnacle; and (iii) many of the Corporation’s legacy pharmaceutical products (including Kapvay® (clonidine extended release tablets), Ulesfia® (benzyl alcohol) Lotion 5%, and Orapred ODT® (prednisolone sodium phosphate orally disintegrating tablets)) in 2013. The Corporation also acquired its legacy pharmaceutical products, Donnatal® (belladonna alkaloids, phenobarbital) and Zonegran® (zonisamide) in 2014. The Corporation had no operations prior to acquiring Concordia Private Co. and Concordia Private Co. had no operations prior to acquiring its assets in 2013. The Corporation’s relatively brief operating history may make it difficult to evaluate the Corporation’s prospects for success and the ability of the Corporation to continue to declare and pay cash dividends to its shareholders. There is no assurance that the Corporation will continue to be successful and the Corporation’s operations and business may not be sustainable or may prove to be unsuccessful. The Corporation is in a relatively early stage of its operations and the likelihood of ongoing success of the Corporation must be considered in light of its stage of operations.

The Corporation has grown at a very rapid pace and the Corporation may be unable to successfully manage and/or support this growth.

The Corporation’s rapid growth has put significant demands on its processes, systems and personnel. The Corporation has made and expects to make further investments in additional personnel, systems and internal control processes to help manage its growth. If the Corporation is unable to successfully manage and/or support its rapid growth and the challenges and difficulties associated with managing larger, more complex operations and its business, this could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

The Corporation may be unsuccessful in evaluating material risks involved in completed and future acquisitions.

The Corporation regularly reviews acquisition opportunities and as part of the review, conducts business, legal and financial due diligence with the goal of identifying and evaluating material risks involved in any particular acquisition. Despite the Corporation’s efforts, it may be unsuccessful in identifying and/or evaluating all such risks. As a result, the Corporation may not realize the expected benefits and synergies of any given acquisition. If the Corporation fails to realize the expected benefits and/or synergies from one or more acquisitions, or does not identify all of the risks associated with a particular acquisition, this could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

In addition, while the Corporation has structured most of its recent acquisitions as asset purchases, it may fail to discover liabilities of any acquired companies for which it may be responsible as a successor owner or operator in spite of any investigation made prior to the acquisition. Such discoveries may divert significant financial, operational and managerial resources from existing operations, and could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

The Corporation may be unable to identify, acquire or integrate acquisition targets successfully.

Part of the Corporation’s business strategy includes identifying, acquiring and integrating businesses, products, pharmaceuticals or other assets that the Corporation believes are complementary to its existing businesses, products, pharmaceuticals or other assets, and forming strategic alliances, joint ventures and other business combinations, to help drive future growth. The Corporation may also in-license new products or pharmaceuticals.

Acquisitions or similar arrangements may be complex, time consuming and expensive. The Corporation may enter into negotiations for an acquisition but determine not to, or be unable to, complete any particular acquisition or other arrangement, which could result in a significant diversion of management and other employee time, as well as substantial out-of-pocket fees and costs. In addition, in these circumstances, the Corporation could be subject to certain additional risks including that the market price of the Common Shares may reflect a market assumption that any such acquisition or other arrangement will occur, and a failure to complete such acquisition or other arrangement could result in a negative market perception regarding the Corporation’s ability to complete an acquisition and/or its business generally, resulting in a decline in the market price of the Common Shares and value of any other securities of the Corporation.

If an acquisition or other arrangement is completed, the integration into the Corporation’s business with the business, product or asset that is so acquired or subject to such other arrangement may also be complex and time-consuming and, if any such business, product and/or asset is not successfully integrated, the Corporation may not achieve the anticipated benefits, cost-savings or growth opportunities and may experience other opportunity costs. Potential difficulties that may be encountered during the integration process include, but are not limited to the following:

•	integrating personnel, operations and systems, while maintaining a focus on selling and marketing existing and newly-acquired businesses, products and/or assets;

•	coordinating geographically dispersed organizations;

•	focusing management and employees on continued operations;

•	retaining existing customers and attracting new customers;

•	managing new products with which the Corporation has limited or no experience; and

•	identifying and managing inefficiencies associated with integrating the operations of the Corporation’s business.

Furthermore, these acquisitions and other arrangements, even if successfully integrated, may not advance or enhance the Corporation’s business strategy as anticipated (or to an extent that the cost of such acquisitions and other arrangements would be justified), and they may expose the Corporation to increased competition or challenges with respect to the Corporation’s products or geographic markets and expose the Corporation to additional liabilities, including litigation, tax and successor liability risks, associated with any business, product or other asset that is acquired or subject to such other arrangement. Any one of these challenges or risks could impair the Corporation’s ability to realize any benefit from any such acquisition or other arrangement and this could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

The Corporation relies on third parties to manufacture its products and its products could be subject to manufacturing or supply difficulties.

The Corporation does not have the internal capability to manufacture pharmaceutical products and relies on third parties to manufacture its products. The Corporation cannot be certain that manufacturing sources will continue to be available or that it can continue to out-source the manufacturing of its products on reasonable or acceptable terms or at all. Any loss of a manufacturer or any difficulties that could arise in the manufacturing process could significantly affect inventories and supply of products available for sale. If the Corporation is unable to supply sufficient amounts of its products to customers on a timely basis, its market share and/or revenues could decrease. If any of the Corporation’s third-party manufacturers are unable to manufacture its products or the manufacturing process is interrupted for any reason, it could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

All of the Corporation’s contract manufacturers must comply with the applicable FDA regulations, which include quality control and quality assurance requirements, as well as the corresponding maintenance of records and documentation and manufacture of products according to the specifications contained in the applicable regulatory file. If any of the Corporation’s contract manufacturers do not or cannot comply with these requirements, the availability of marketed products for sale could be substantially reduced. In addition, the facilities of the Corporation’s contract manufacturers must be inspected and found to be in full compliance with current good manufacturing practices (“cGMP”) and quality system management requirements. The failure of any of the Corporation’s contract manufacturers to comply with cGMP regulations or quality system management requirements can result in enforcement action by the FDA, including, but not limited to, warning letters, fines, injunctions, civil or criminal penalties, recall or seizure of products, total or partial suspension of production or importation, suspension or withdrawal of regulatory approval for approved or in-market products, refusal of the government to renew marketing applications or approve pending applications or supplements, suspension of ongoing clinical trials, imposition of new manufacturing requirements, closure of facilities and criminal prosecution. If any of the Corporation’s contract manufacturers becomes subject to any enforcement action or proceeding, this could lead to a material delay or suspension in production of one or more of the Corporation’s products, which could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

In addition, the Corporation’s business could suffer if certain manufacturing or other equipment of any of its contract manufacturers, or all or a portion of such contract manufacturer’s facilities, were to become inoperable for any period of time. This could occur for various reasons, including catastrophic events, such as hurricanes, earthquakes or other natural disasters, explosions, environmental accidents, pandemics, quarantine, equipment failures or delays in obtaining components or replacements, construction delays or defects, labour disturbances and other events, which are outside of the Corporation’s control. The Corporation could experience substantial production delays or inventory shortages in the event of any such occurrence until its applicable contract manufacturers repair such equipment or facility or build or locate replacement equipment or a replacement facility, as applicable, and seek to obtain necessary regulatory approvals for all of such replacements or otherwise resolve the issue. Any interruption in the manufacture of the Corporation’s products could affect the sales of the Corporation’s products and could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

If the Corporation encounters delays or difficulties with any of its contract manufacturers, packagers or distributors, sales of the Corporation’s products could be delayed or reduced and the Corporation may encounter difficulties in obtaining alternative contracts for such services. If the Corporation changes the source or location of supply or modifies the manufacturing process, regulatory authorities may require the Corporation to demonstrate that the product produced by the new source or from the modified process is equivalent to the product used in any clinical trials that were conducted. If the Corporation is unable to demonstrate this equivalence, the Corporation will be unable to have its products manufactured by such new source or from such location of supply, or use the modified process, and the Corporation may have incurred substantial expenses in seeking to ensure equivalence, which could have a material adverse effect on the Corporation’s business, financial condition and results of operations. The Corporation has and may in the future pursue strategic partnerships, including product supply arrangements with certain manufacturers and/or distributors which could be affected by any of the foregoing matters. To the extent that such arrangements are material to the Corporation, the aforementioned risks could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

If the Corporation’s supply of finished products for any of its products is interrupted, the Corporation’s ability to maintain inventory levels could suffer and future revenues may be delayed and/or not realized.

Supply interruptions may occur and the Corporation’s inventory may not always be adequate. Numerous factors could cause interruptions in the supply of any of the Corporation’s products, including those listed in the risk factors above, failure to have a third-party supply chain validated in a timely manner, shortages in or the costs and availability of raw material required by the Corporation’s contract manufacturers, changes in the Corporation’s sources for manufacturing, and the Corporation’s failure to locate and obtain replacement manufacturers as needed and in a timely manner. Any of such supply interruptions or inventory shortages would affect the sales of the Corporation’s products, which could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

The Corporation relies on third parties to perform distribution, logistics, invoicing, regulatory and sales services for its products.

The Corporation relies on third parties to provide distribution, logistics, invoicing, regulatory and sales services including warehousing of finished products, accounts receivable management, billing, collection, record keeping and processing of invoices (including with insurance companies). If the third parties cease to be able to provide the Corporation with these services or do not provide these services in a timely or professional manner, or if contracts with such third parties are terminated for any reason, the Corporation may not be able to successfully manage the logistics associated with distributing and selling its products which could result in a delay or interruption in delivering products to its customers and could impact product sales and revenues or the Corporation’s ability to integrate new products into its business, any of which could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

In addition, the supply of the Corporation’s products to its customers (or, in some cases, supply from the Corporation’s contract manufacturers to the Corporation) is subject to and dependent upon the use of transportation services and third party distribution facilities. Such supply chain logistics result in the Corporation not being in control of its products at all times, while maintaining liability for such products. Moreover, transportation services or third party distribution facilities may be disrupted (including as a result of weather conditions or due to technical, labour or other difficulties or conditions), any of which could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

The Corporation’s effective tax rates may increase.

The Corporation has operations in various countries that have differing tax laws and rates. The Corporation’s tax reporting is supported by current domestic tax laws in the countries in which the Corporation operates and the application of tax treaties between the various countries in which the Corporation operates. The Corporation’s income tax reporting is and will continue to be subject to audit by domestic and foreign authorities. The Corporation’s effective tax rate may change from year to year based on changes in the mix of activities and income earned among the different jurisdictions in which the Corporation operates; changes in tax laws in these jurisdictions; changes in the tax treaties between various countries in which the Corporation operates; changes in the Corporation’s eligibility for benefits under those tax treaties; and changes in the estimated values of deferred tax assets and liabilities. Such changes could result in a substantial increase in the effective tax rate on all or a portion of the Corporation’s income.

The Corporation’s provision for income taxes is based on certain estimates and assumptions made by management of the Corporation. The Corporation’s consolidated income tax rate is affected by the amount of net income earned in its various operating jurisdictions, the availability of benefits under tax treaties, and the rates of taxes payable in respect of that income. The Corporation enters into many transactions and arrangements in the ordinary course of business in respect of which the tax treatment is not entirely certain. The Corporation therefore makes estimates and judgments based on the Corporation’s knowledge and understanding of applicable tax laws and tax treaties, and the application of those tax laws and tax treaties to the Corporation’s business, in determining its consolidated tax provision and accruals. For example, certain countries could seek to tax a greater share of income than may be provided for by the Corporation. The final outcome of any audits by taxation authorities may differ from the estimates and assumptions that the Corporation may use in determining its consolidated tax provisions and accruals. This could result in a material adverse effect on the Corporation’s consolidated income tax provision, financial condition and the net income for the period in which such determinations are made.

The expiration of core patent protection for Kapvay®, Orapred ODT® and Ulesfia® could result in significant competition from generic products resulting in a significant reduction in sales.

The patent protecting the Corporation’s Kapvay® product has expired and the Orapred ODT® and Ulesfia® patents will shortly expire, which could result in significant competition from generic products and could result in a significant reduction in sales. In order to continue to obtain commercial benefits from the Corporation’s Kapvay® and Orapred ODT® products, the Corporation will continue to rely on product manufacturing trade secrets, know-how and related non-patent intellectual property. The effect of these patent expirations on the Corporation and its financial results will depend, among other things, upon the nature of the market and the position of the Corporation’s products in the market from time to time, the growth of the market, the complexities and economics of manufacturing of a competitive product and regulatory approval requirements of generic drug laws. Accordingly, these patent expirations could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

The Corporation is subject to risks related to the regulatory environment in respect of Donnatal®.

Currently, the Corporation markets its Donnatal® products as the owner of the conditionally approved ANDA for Donnatal® and as a party to the unresolved Notice of Opportunity Hearing for anticholinergic and barbiturate combination drug products. The Corporation makes no assurances that the FDA will not seek to begin a hearing process to remove these products from the market. If this were to happen it could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

A.H. Robins Company, Inc. (“Robins”) began marketing Donnatal®, an anticholinergic and barbiturate combination drug used to treat gastrointestinal problems, in the 1940s. Because certain anticholinergic and barbiturate combination drug products were on the market with safety-only NDAs or were identical, related, or similar to products on the market with safety-only NDAs, the FDA included these products in the DESI review program. On June 20, 1978, the FDA issued a Federal Register notice requiring manufacturers of anticholinergic/barbiturate combinations involved in this DESI hearing to obtain an approved NDA or ANDA, and conduct clinical trials to support the efficacy of these products. On December 30, 1980, Robins, after already conducting clinical trials, obtained conditionally approved ANDAs for Donnatal® Tablets, Donnatal® Elixir, and Donnatal® Capsules from the FDA. On May 6, 1983, the FDA published a Federal Register notice revoking the exemption for continued marketing for anticholinergic/barbiturate combination products based on its review of the submitted studies and proposed to, but did not, withdraw approval of the ANDAs for these products including for Donnatal® Tablets, Donnatal® Elixir, and Donnatal® Capsules. In response to this 1983 notice, Robins requested a hearing regarding its Donnatal® Tablets, Donnatal® Elixir, and Donnatal Capsules and submitted additional data regarding these products.

On December 22, 2011, the FDA formally recognized the transfer of the ANDAs for Donnatal® Tablets, Donnatal® Elixir, and Donnatal® Capsules from Wyeth to PBM Pharmaceuticals, Inc. and recognized that the ANDAs were still in effect. On July 24, 2012, through a Federal Register notice, the FDA acknowledged the original requests for hearings were still in effect. On May 15, 2014, PBM Pharmaceuticals, Inc. completely transferred all rights relating to Donnatal® to the Corporation. See “General Development and Description of the Business - General Development of the Business - Donnatal® Acquisition” and “Legacy Pharmaceuticals Division - Legacy Products - Donnatal®”.

The Corporation may not be able to protect and maintain its intellectual property and licensing arrangements which could impact the Corporation’s ability to compete in its targeted markets and lead to uncertainty regarding the applicability of the Corporation’s proprietary information.

The Corporation’s success will depend in part on its ability to protect and maintain intellectual property rights and licensing arrangements for its products. No assurance can be given that the Corporation’s intellectual property rights or the licenses used by the Corporation will not be challenged, invalidated, infringed or circumvented, or that the rights granted thereunder will provide any competitive advantage to the Corporation. The Corporation’s success will also depend in part on the Corporation not infringing patents or proprietary rights of others and not breaching the licenses granted to it. There can be no assurance that the Corporation will be able to obtain a license to any third party technology that may be required to conduct the Corporation’s business or that such technology can be licensed at a reasonable cost. There is no certainty that the Corporation will not be challenged by the applicable licensors for non-compliance with its existing or future licensing arrangements. Consequently, licensing arrangements could be withdrawn or otherwise terminated with no compensation or other monetary payment made to the Corporation.

The Corporation relies on trade secrets, know-how and other proprietary information, as well as requiring employees and certain other third parties (including suppliers) to sign confidentiality agreements. However, these confidentiality agreements may be breached and the Corporation may not have adequate remedies for such breaches. Others may independently develop substantially equivalent proprietary information without infringing upon any proprietary technology. Third parties may otherwise gain access to the Corporation’s proprietary information and adopt it in a competitive manner.

Any loss of intellectual property protection or issues that arise in respect of third-party technology required by the Corporation could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

The Corporation may be subject to product liability claims, which can be expensive, difficult to defend and may result in large judgments or settlements.

The administration of drugs to humans, whether in clinical trials or after marketing clearance is obtained, can result in product liability claims. Product liability claims can be expensive, difficult to defend and may result in large judgments or settlements against the Corporation. In addition, third-party collaborators and licensees may not protect the Corporation from product liability claims.

The Corporation currently maintains product liability insurance in connection with the marketing of its legacy pharmaceutical products and certain products of CLI. The Corporation may not be able to obtain or maintain adequate protection against potential liabilities arising from product sales. In addition, the Corporation could become subject to potential liabilities as successor owner of an asset, product or business (even if not specifically assumed by the Corporation). In such circumstances, the Corporation’s insurance policies may not provide enough coverage for such liabilities. If the Corporation is unable to obtain sufficient levels of insurance at acceptable cost or otherwise protect against potential product liability claims, the Corporation will be exposed to product liability claims. A successful product liability claim in excess of the Corporation’s insurance coverage could have a material adverse effect on the Corporation’s business, financial condition and results of operations and prevent or interfere with the Corporation’s product commercialization efforts. In addition, any successful claim may prevent the Corporation from obtaining adequate product liability insurance in the future on commercially desirable terms or at all. Even if a claim is not successful, defending such a claim may be time-consuming and expensive. Product liability claims, whether or not merited, could also result in negative perception of the Corporation and its products which could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

The Corporation is subject to risks related to patent infringement actions.

The Corporation could become involved in patent infringement actions which are uncertain, costly and time-consuming and could have a material adverse effect on the Corporation’s business, financial condition and results of operations. The pharmaceutical industry historically has generated and continues to generate substantial litigation concerning the manufacture, use and sale of products. As a result, patents related to the Corporation’s products could be challenged, and the Corporation’s patents may not be upheld. In order to protect or enforce patent rights, the Corporation may initiate litigation against third parties. If the Corporation is not successful in defending an attack on its patents and maintaining exclusive rights to market one or more of the Corporation’s products that are under patent protection, the Corporation could lose a significant portion of sales in a very short period.

The Corporation could also become subject to infringement claims by third parties and may have to defend against charges that the Corporation’s products infringed patents or the proprietary rights of third parties. If the Corporation infringes the intellectual property rights of others, the Corporation could lose its right to develop, manufacture or sell products, including its generic products, or could be required to pay monetary damages or royalties to license proprietary rights from third parties. The outcomes of patent infringement actions are uncertain and such infringement actions are costly and divert technical and management personnel from their normal responsibilities.

The Corporation is subject to risks related to general commercial litigation, class actions, employment claims and other litigation claims, as well as potential administrative and regulatory actions, as part of its operations.

In the course of its business, the Corporation receives general commercial claims related to the conduct of its business and the performance of its products and services, employment claims and other litigation claims and the Corporation also could become subject to class actions. Litigation resulting from these claims could be costly and time-consuming and could divert the attention of management and other key personnel from the Corporation’s business and operations. The complexity of any such claims and the inherent uncertainty of commercial, class action, employment and other litigation increases these risks. In recognition of these considerations, the Corporation could suffer significant litigation expenses in defending any of these claims and may enter into settlement agreements. If the Corporation is unsuccessful in its defense of material litigation claims or is unable to settle the claims, the Corporation may be faced with significant monetary damage awards or other remedies against it including injunctive relief that could have a material adverse effect on the Corporation’s business, financial condition and results of operations. Administrative or regulatory actions against the Corporation or its employees could also have a material adverse effect on the Corporation’s business, financial condition and results of operations.

The Corporation is subject to risks associated with compliance with regulations related to marketing, promotional and pricing practices.

The marketing, promotional and pricing practices of pharmaceutical companies, as well as the manner in which companies, in-house or third-party sales forces interact with purchasers, prescribers and patients, are subject to extensive regulation, any breach of which may result in the imposition of civil and/or criminal penalties, injunctions, and/or limitations on marketing practices for the Corporation’s products. Many companies have been the subject of claims related to these practices asserted by federal authorities. These claims historically have resulted, and any future claims could result, in fines and other consequences.

Companies may not promote drugs for “off-label” uses, that is, uses that are not described in the product’s labeling and that differ from those approved by the FDA or other applicable regulatory agencies. A company that is found to have improperly promoted off-label uses may be subject to significant liability, including civil and administrative remedies as well as criminal sanctions. In addition, management’s attention could be diverted from business operations and the Corporation’s reputation could be damaged.

The Corporation is subject to risks related to “fraud and abuse” laws, anti-bribery laws, environmental laws and privacy and security regulations.

Pharmaceutical companies in the United States and elsewhere have faced lawsuits and investigations pertaining to violations of health care “fraud and abuse” laws, such as the federal False Claims Act, the federal Foreign Corrupt Practices Act, Anti-Kickback Statutes, and other state and federal laws and regulations. The Corporation is also subject to increasingly strict data privacy and security laws in the United States and in other countries, the violation of which could result in fines and other sanctions. The United States Department of Health and Human Services Office of Inspector General recommends, and increasingly states require, pharmaceutical companies to have comprehensive compliance programs and to disclose certain payments made to healthcare providers or funds spent on marketing and promotion of drug products. The United States federal government has published regulations that identify “safe harbour” or exemptions for certain payment arrangements that do not violate the Anti-Kickback Statutes. While the Corporation has developed corporate compliance programs based on what the Corporation believes to be current best practices, the Corporation cannot assure investors that its employees or agents are or will be in compliance with all applicable federal, state or foreign regulations and laws. If the Corporation or any of its employees or agents are in violation of any of these requirements or any such actions are instituted against the Corporation, and the Corporation is not successful in defending itself or asserting its rights, those actions could have a significant impact on the Corporation’s business, including the imposition of significant fines, the exclusion of the Corporation from federal healthcare programs and other sanctions.

Anti-Kickback Statutes and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to officials for the purpose of obtaining or retaining business or a business advantage. The Corporation’s policies mandate compliance with these anti-bribery laws. The Corporation may operate in many parts of the world that have experienced governmental corruption to some degree and in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices or may require the Corporation to interact with doctors and hospitals, some of which may be state controlled, in a manner that is different than in the United States and Canada. The Corporation cannot assure investors that its internal control policies and procedures will protect the Corporation from reckless or criminal acts committed by its employees or agents. Violations of any of these laws, or allegations of such violations, could disrupt the Corporation’s business and result in criminal or civil penalties or remedial measures, any of which could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

The Corporation is also subject to various privacy and security regulations, including but not limited to HIPAA, as amended by the United States federal Health Information Technology for Economic and Clinical Health Act of 2009. HIPAA mandates, among other things, the adoption of uniform standards for the electronic exchange of information in common health care transactions (e.g. health care claims information and plan eligibility, referral certification and authorization, claims status, plan enrolment, coordination of benefits and related information), as well as standards relating to the privacy and security of individually identifiable health information, which require the adoption of administrative, physical and technical safeguards to protect such information. In addition to many other jurisdictions, several states have enacted comparable laws addressing the privacy and security of health information, some of which are more stringent than HIPAA. Failure to comply with any of these laws could result in the imposition of significant civil and criminal penalties. The costs of compliance with these laws or similar laws in other countries and the potential liability associated with any failure to comply with these laws could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

Legislative or regulatory reform of the health care system may affect the Corporation’s ability to sell its products profitably.

In the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the healthcare system in ways that could impact the Corporation’s ability to sell its products profitably. The Health Care Reform Act, may affect the operational results of companies in the pharmaceutical industry, including the Corporation, by imposing on them additional costs. For example, effective January 1, 2010, the Health Care Reform Act increased the minimum Medicaid drug rebates for pharmaceutical companies, expanded the 340B drug discount program, and made changes that impact the Medicare Part D coverage gap. The law also revised the definition of “average manufacturer price” for reporting purposes, which has the potential to impact the amount of the Corporation’s Medicaid drug rebates to states. Beginning in 2011, the law imposed a significant annual fee on companies that manufacture or import branded prescription drug products.

The Health Care Reform Act also added substantial new provisions affecting compliance therewith, some of which may require the Corporation to modify its business practices with health care practitioners. Pharmaceutical manufacturers are required to comply with the United States federal Physician Payments Sunshine Act, which was passed as part of the Health Care Reform Act and which requires pharmaceutical companies to monitor and report payments, gifts, the provision of samples and other remuneration made to physicians and other health care professionals and health care organizations.

The Corporation is unable to predict the future course of federal or state health care legislation. A variety of federal and state agencies are in the process of implementing the Health Care Reform Act, including through the issuance of rules, regulations or guidance that materially affect the Corporation’s business. The risk of the Corporation being found in violation of these rules and regulations is increased by the fact that many of them have not been fully interpreted by applicable regulatory authorities or the courts, and their provisions are open to a variety of different interpretations. The Health Care Reform Act and further changes to health care laws or regulatory framework that reduce the Corporation’s revenues or increase the Corporation’s costs could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

The Corporation’s business is subject to limitations imposed by government regulations.

In domestic and foreign markets, the formulation, manufacturing, packaging, labeling, handling, distribution, importation, exportation, licensing, sale and storage of the Corporation’s products are affected by extensive laws, governmental regulations, administrative determinations, court decisions and other constraints which are beyond the Corporation’s control. Such laws, regulations, determinations, decisions and other constraints may exist at all levels of government. There can be no assurance that the Corporation is or will be in compliance with all of these laws, regulations, determinations, decisions and other constraints. Failure to comply with these laws, regulations, determinations, decisions and other constraints or new laws, regulations, determinations, decisions or other constraints could lead to the imposition of significant penalties or claims and could have a material adverse effect on the Corporation’s business, financial condition and results of operations. In addition, the adoption of new laws, regulations, determinations, decisions or other constraints or changes in the interpretations of such requirements may result in significant compliance costs or lead the Corporation to discontinue product sales and may have an adverse effect on the marketing of the Corporation’s products, resulting in significant loss of sales and which could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

In the United States, the FDA perceives any written or verbal statement used to promote or sell a product that associates an unapproved nutrient with a disease (whether written by the Corporation, the content of a testimonial endorsement or contained within a scientific publication) to be evidence of intent to sell an unapproved new drug. If any such evidence is found with respect to any of the Corporation’s products, the FDA may take action against the Corporation, ranging from a warning letter necessitating cessation of use of the statement to injunctions against product sale, seizures of products so promoted, and civil and criminal prosecution of the Corporation’s executives. Any such actions could have a detrimental effect on sales and could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

Other legislation or regulatory proposals may affect the Corporation’s revenues and profitability.

Existing and proposed changes in the laws and regulations affecting public companies may cause the Corporation to incur increased costs as the Corporation evaluates the implications of new rules and responds to new requirements. Failure to comply with new rules and regulations could result in enforcement actions or the assessment of other penalties. New laws and regulations could make it more difficult to obtain certain types of insurance, including director’s and officer’s liability insurance, and the Corporation may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage, to the extent that such coverage remains available. The impact of these events could also make it more difficult for the Corporation to attract and retain qualified persons to serve on the Board, or as executive officers. The Corporation may be required to hire additional personnel and utilize additional outside legal, accounting and advisory services, all of which could cause the Corporation’s general and administrative costs to increase beyond what the Corporation currently has planned. Although the Corporation evaluates and monitors developments with respect to new rules and laws, the Corporation cannot predict or estimate the amount of the additional costs the Corporation may incur or the timing of such costs with respect to such evaluations and/or compliance and cannot provide assurances that such additional costs will render the Corporation compliant with such new rules and laws.

If the Corporation experiences a data security breach and confidential information is disclosed, the Corporation may be subject to penalties and experience negative publicity.

The Corporation and its customers could suffer harm if personal and health information were accessed by third parties due to a system security failure. The collection of data requires the Corporation to receive and store a large amount of personally identifiable data. Recently, data security breaches suffered by well-known companies and institutions have attracted a substantial amount of media attention, prompting legislative proposals addressing data privacy and security. The Corporation may become exposed to potential liabilities with respect to the data that it collects, manages and processes, and may incur legal costs if information security policies and procedures are not effective or if the Corporation is required to defend its methods of collection, processing and storage of personal data. Future investigations, lawsuits or adverse publicity relating to its methods of handling such information could have a material adverse effect on the Corporation’s business, financial condition and results of operations due to the costs and negative market reaction relating to such developments.

Unexpected product safety or efficacy concerns may arise and maintenance of expected levels of market acceptance is uncertain.

Unexpected safety or efficacy concerns can arise with respect to the Corporation’s products, whether or not scientifically justified, potentially resulting in product recalls, withdrawals and/or declining sales, as well as product liability, consumer fraud and/or other claims. Any of the foregoing could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

The market perception and reputation of the Corporation’s products and their safety and efficacy are important to the Corporation’s business and the continued acceptance of its products. Any negative publicity about any of the Corporation’s products, such as the discovery of safety issues with its products, adverse events involving its products, or even public rumors about such events, could have a material adverse effect on the Corporation’s business, financial condition and results of operation. In addition, the discovery of one or more significant problems with a product similar to one of the Corporation’s products that implicate (or are perceived to implicate) an entire class of products or the withdrawal or recall of such similar products could have an adverse effect on sales of the Corporation’s products. New data about the Corporation’s products, or products similar to its products, could cause the Corporation reputational harm and could negatively impact demand for the Corporation’s products due to real or perceived side effects or uncertainty regarding safety or efficacy and, in some cases, could result in product withdrawal. If any of the Corporation’s products fail to gain, or lose, market acceptance, the Corporation’s revenues could be adversely impacted which could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

The Corporation is subject to risks associated with anti-trust and competition laws.

Pharmaceutical companies in the United States have faced lawsuits and investigations pertaining to violations of antitrust and competition laws. The Corporation’s drug products and products acquired from Covis could be subject to antitrust or competition law challenge that, if successful, could affect the Corporation’s ability to set prices for its drug products or enter into agreements with respect thereto. A successful antitrust or competition law challenge against the Corporation could result in the imposition of significant fines by one or more authorities, and/or in decisions preventing the Corporation from further expanding its business, and/or third parties (such as competitors and customers) initiating civil litigation claiming damages caused by anticompetitive practices. A violation of any such law could result in civil penalties, mitigation, significant capital expenditures or require changes in the Corporation’s business practices, which could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

On February 12, 2015, Concordia received a CID from the FTC regarding Kapvay® and the Competitive Supply Agreement. The CID is a request for documentation and information to determine whether CPI, the counterparty to the Competitive Supply Agreement or their affiliates or any other person has engaged in unfair methods of competition in or affecting commerce by entering into agreements relating to Kapvay®. CPI and Concordia are cooperating with the information requests. The Corporation is unable to assess potential outcomes of the investigation at this time. See “Legacy Pharmaceuticals Division - Legacy Products - Kapvay® - Genericization of Kapvay®” and “Legal Proceedings and Regulatory Matters”.

Failure to obtain or maintain orphan drug exclusivity could impact revenues.

If the Corporation fails to obtain or maintain orphan drug exclusivity for some or all of the Corporation’s products, the Corporation’s competitors may sell products to treat the same conditions and the Corporation’s revenues could be reduced. As part of its business strategy, the Corporation may acquire some drugs that may be eligible for FDA and EU orphan drug designation. Under the ODA, the FDA may designate a product as an orphan drug if it is intended to treat a rare disease or condition, defined as a patient population of fewer than 200,000 in the United States. The company that first obtains FDA approval for a designated orphan drug for a given rare disease or condition receives marketing exclusivity for use of that drug for the stated disease or condition for a period of seven years. However, orphan drug exclusive marketing rights may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure a sufficient supply of the drug. Similar regulations exist in the EU with a ten-year period of market exclusivity. Because the extent and scope of patent protection for some of the Corporation’s drug products is limited, orphan drug designation is especially important for products that are eligible for orphan drug designation. If the Corporation does not obtain orphan drug exclusivity for drug products that do not have broad patent protection, the Corporation’s competitors may then sell the same drug to treat the same condition and this could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

Cost adjustments could negatively impact demand for the Corporation’s pharmaceutical products.

The Corporation has made cost adjustments, and may continue to make cost adjustments, to its pharmaceutical products based on market assessments. There can be no assurances that sales of the Corporation’s pharmaceutical products will be unaffected by these cost adjustments. If cost adjustments negatively affect demand for any of the Corporation’s pharmaceutical products, this could have a material adverse effect on the Corporation’s business, financial condition and results of operations. In addition, there can be no assurances that increased expenditures on marketing and promotion will lead to increased sales of the Corporation’s pharmaceutical products. Increased expenditures on promotional efforts without corresponding increases in sales could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

Increases in sales may attract generic competition.

If sales of the Corporation’s legacy pharmaceutical products were to increase substantially, competitors may be more likely to develop generic formulations that compete directly with the Corporation’s products. Increased competition from generic drugs could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

The markets in which the Corporation operates and proposes to operate are highly competitive and subject to rapid and significant technological change, which could render the Corporation’s products obsolete or uncompetitive.

In addition to competition from generic drugs, the Corporation’s products will face competition from new products that treat the same diseases and address some of the same conditions as the Corporation’s products. Many of the Corporation’s competitors have greater financial resources and selling and marketing capabilities. The Corporation will face further competition from pharmaceutical and drug development companies and medical equipment/supply companies that focus their efforts on developing and marketing products that are similar in nature to its products, but that in some instances offer improvements over, or are less expensive than, the Corporation’s products. The Corporation’s competitors may succeed in developing technologies and products that are more effective or less expensive to use than any of the Corporation’s products or any products that the Corporation may acquire or license. These developments could render the Corporation’s products obsolete or uncompetitive, which could have a material adverse effect on the Corporation’s business, financial condition and results of operations. In addition, academic institutions, government agencies and other public and private organizations conducting research may seek patent protection with respect to potentially competitive products. They may also establish exclusive collaborative or licensing relationships with the Corporation’s competitors.

The Corporation faces competition for future acquisitions of products.

The Corporation’s growth strategy is partially predicated on its ability to acquire additional products at reasonable prices or for a price which the Corporation believes is lower than the accretive value to the Corporation of such products. The Corporation currently competes to acquire products with other participants in the pharmaceutical industry. Some of these companies may have greater resources than the Corporation. In addition, although the Corporation is aware of other entities that are focused on acquiring products primarily for the purpose of generating a stream of stable revenues and cash flow, there can be no assurances that additional entities will not adopt this strategy in the future. If the Corporation is unable to acquire additional products at reasonable or otherwise appropriate prices, its ability to expand its business and to pay, increase or maintain dividends, as applicable, may be adversely affected and this could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

The Corporation’s Legacy Pharmaceuticals Division derives most of its revenue from sales of a limited number of products.

The Corporation currently derives most of its revenue from its legacy pharmaceutical products, in particular Donnatal®, and revenue from these products is expected to continue to account for much of the Corporation’s revenue in the near term after the acquisition of the Covis Portfolio. Accordingly, if demand for any of the Corporation’s legacy pharmaceutical products declines more significantly than expected, it could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

The publication of negative results of studies or clinical trials may adversely impact the Corporation’s business.

From time to time, studies or clinical trials on various aspects of pharmaceutical products are conducted by academics or others, including government agencies. The results of these studies or trials, when published, may have a significant effect on the market for the pharmaceutical product that is the subject of the study. The publication of negative results of studies or clinical trials related to products in the Corporation’s Legacy Pharmaceuticals Division or Orphan Drugs Division or the therapeutic areas in which the Corporation’s products compete could adversely affect the sales of, the prescription trends for, and the reputation of the Corporation’s products, which in turn could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

The Corporation depends on key managerial personnel for its continued success.

The Corporation is highly dependent upon qualified managerial personnel. The Corporation’s current and anticipated growth may require additional expertise and the addition of new qualified personnel. There is intense competition for qualified personnel in the pharmaceutical field. Therefore, the Corporation may not be able to attract and retain the qualified personnel necessary for the development of the Corporation’s business. The Corporation must continue to retain and motivate executives, including the Corporation’s Chief Executive Officer, Mark Thompson, and other key employees, and the Corporation may also need to recruit additional key executives. The loss of the services of existing personnel, as well as the failure to recruit additional key executives in a timely manner, could harm the Corporation’s business development programs and the Corporation’s ability to manage day-to-day operations, attract collaboration partners, attract and retain other employees, and generate revenues, which in turn could have a material adverse effect on the Corporation’s business, financial condition and results of operations. Except for Mark Thompson, there is no key person life insurance on any of the Corporation’s employees.

The Corporation’s ability to obtain third-party reimbursement for the cost of products and related treatment may not be adequate and the Corporation could lose the ability to obtain third-party reimbursement.

The Corporation’s ability to successfully market the Corporation’s products may depend in part on whether appropriate reimbursement levels for the cost of the products and related treatments are obtained from government authorities and private health insurers and other organizations, such as HMOs and MCOs. The Corporation also could lose the ability to access such reimbursement by government authorities and private health insurers and other organizations as a result of changing laws, policies and practices of such entities.

Third-party payors increasingly challenge the pricing of pharmaceutical products. In addition, the trend toward managed health care in the United States, the growth of organizations such as HMOs and MCOs and legislative proposals to reform health care and government insurance programs could significantly influence the purchase of pharmaceutical products, resulting in price changes and/or a reduction in product demand. Such cost containment measures and health care reform could affect the Corporation’s ability to sell its products, which could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

Failure to be included in formularies developed by MCOs and other organizations may impact use of the Corporation’s products.

MCOs and other third-party payors try to negotiate the pricing of medical services and products to control their costs. MCOs and pharmacy benefit managers typically develop formularies to reduce their cost for medications. Formularies can be based on the prices and therapeutic benefits of the available products. The breadth of the products covered by formularies varies considerably from one MCO to another, and many formularies include alternative and competitive products for treatment of particular medical conditions. Failure to be included in such formularies or to achieve favourable formulary status may negatively impact the use of the Corporation’s products. If the Corporation’s products are not included within an adequate number of formularies or adequate reimbursement levels are not provided, or if those policies increasingly favour generic products, the Corporation’s market share and gross margins could be adversely impacted, which could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

Rising insurance costs could negatively impact the Corporation’s profitability.

The cost of insurance, including director and officer, worker’s compensation, property, product liability and general liability insurance, has risen significantly in recent years and is expected to continue to increase. In response, the Corporation may increase deductibles and/or decrease certain coverage to mitigate these costs. These increases, and the Corporation’s increased risk due to increased deductibles and reduced coverage, could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

Policies regarding returns, allowances and chargebacks may reduce revenues in future fiscal periods.

The Corporation establishes estimates of the impact that policies regarding returns, allowances and chargebacks may have in subsequent periods. The Corporation cannot ensure that the reserves are adequate or that actual product returns, allowances and chargebacks will not exceed its estimates, which could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

The Corporation is subject to risks associated with the industry in which it operates.

Currently, the Corporation primarily operates in the North American healthcare industry with a primary focus on the United States market. The Corporation’s Canadian commercial activities are limited to the distribution of PDT with Photofrin® through a third party, which has been minimal. Accordingly, the Corporation is subject to risks associated with operating in a single industry in a concentrated geographic location. Any event affecting this industry could have a material adverse effect on the Corporation’s business, financial condition and results of operations. Moreover, the Corporation’s projected revenues and operating results are based on assumptions concerning certain levels of product purchases in these markets. Any failure to attain the Corporation’s projected revenues and operating results as a result of adverse economic or market conditions could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

The Corporation is subject to foreign currency risk.

Currency exchange rate fluctuations can affect the Corporation’s results of operations to the extent that any of the Corporation’s future equity financings are denominated in Canadian dollars and if the Corporation’s functional currency continues to be in United States dollars. Consequently, the Corporation may experience currency gains and losses on the conversion of Canadian equity financing proceeds into United States dollars required for business operations. Foreign exchange gains or losses will be taken into account in computing the Corporation’s Canadian taxable income.

Also, the price of the Common Shares may be independently impacted by the exchange rate alone as the market price of the Corporation’s securities are denominated in Canadian dollars while the financial results of the Corporation’s operations are denominated in United States dollars. Consequently, the market price of the Corporation’s securities may be negatively affected by changes in the Canadian/United States dollar exchange rate.

The Corporation is subject to certain risks as a holding company.

As a holding company with no material assets other than the shares of the Corporation’s operating subsidiaries, nearly all of the Corporation’s funds generated from operations are generated by the Corporation’s operating subsidiaries. Accordingly, if the Corporation’s operating subsidiaries are unable, due to regulatory restrictions or otherwise, to pay the Corporation dividends and make other payments to the Corporation when needed, the Corporation may be unable to satisfy the Corporation’s obligations when they arise.

The Corporation currently conducts certain of its operations through foreign subsidiaries and certain of its assets are held in such entities.

The Corporation currently conducts certain of its operations through foreign subsidiaries and certain of its assets are held in such entities. The ability of such subsidiaries to make payments to the Corporation may be constrained by certain factors including the level of taxation, particularly corporate profits and withholding taxes, in the countries in which they operate. Any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Corporation’s ability to fund its operations. Any such limitations, or the perception that such limitations may exist now or in the future, could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

Some of the Corporation’s assets and subsidiaries are incorporated outside of Canada.

The majority of the Corporation’s assets and subsidiaries are located outside of Canada. In addition, some of the Corporation’s directors and officers are nationals and/or residents of countries other than Canada, and all or a substantial portion of such persons’ assets may be located outside of Canada. As a result, it may be difficult for investors to enforce, within Canada, any judgments obtained against the Corporation or the Corporation’s non-resident officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of Canada or any province thereof. Consequently, investors effectively may be prevented from pursuing remedies against the Corporation under Canadian securities laws.

The Corporation may not be able to secure additional financing.

The Corporation may need to raise additional funds through, among other ways, public or private debt or equity financings in order to: (i) fund ongoing operations; (ii) take advantage of opportunities, including more rapid expansion of the Corporation’s business or the acquisition of complementary businesses; or (iii) respond to competitive pressures. There can be no assurance that the Corporation will be able to raise the additional funding, or to raise such funding on economic or commercially reasonable terms, that it needs to fund ongoing operations, carry out its growth objectives or respond to competitive pressures. The Corporation cannot predict the size of future issuances of Common Shares or other securities or the effect, if any, that future issuances and sales of such securities will have on the market price of the Common Shares or value of other securities of the Corporation. Sales or issuances of substantial numbers of Common Shares or other securities by the Corporation, or the perception that such sales could occur, may adversely affect prevailing market prices of the Common Shares or the value of other securities of the Corporation.

If additional financing is raised by the issuance of Common Shares, shareholders may suffer additional dilution. Capital raised through debt financing would require periodic interest payments and may impose restrictive covenants on the conduct of the Corporation’s business.

The Corporation faces certain risks associated with debt financing.

The Corporation’s credit facilities and the agreements governing the Corporation’s existing and future indebtedness impose, or may impose, significant operating and other restrictions on the Corporation. Such facilities and agreements contain or may contain financial and non-financial covenants, such as requirements that the Corporation comply with one or more financial ratios and change of control provisions. Complying with such covenants may at times necessitate that the Corporation forego other favourable business opportunities, such as acquisitions. Moreover, the Corporation’s failure to comply with any of these covenants would likely constitute a default under such facilities and agreements and could give rise to an acceleration of some, if not all, of the Corporation’s then outstanding indebtedness, which could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

The Corporation’s indebtedness may grow as the Corporation’s business grows and/or the Corporation makes new acquisitions. The Corporation has a significant amount of indebtedness. The Corporation’s ability to satisfy its debt obligations will depend principally upon its future operating performance. As a result, prevailing economic conditions and financial, business and other factors, many of which are beyond the Corporation’s control, may affect its ability to make payments on its debt. If the Corporation’s income from operations underperforms, the Corporation may have to utilize cash flow or capital resources to fund its debt service payments. If the Corporation’s cash flow and capital resources are insufficient to service amounts owed under the Corporation’s current or any future indebtedness, as applicable, the Corporation may be forced to reduce or delay capital expenditures, dispose of assets, issue equity or incur additional debt to obtain necessary funds, or restructure its debt, any or all of which could have a material adverse effect on the Corporation’s business, financial condition and results of operations. In addition, the Corporation cannot guarantee that it would be able to take any of these actions on terms acceptable to it, or at all, that these actions would enable the Corporation to continue to satisfy its capital requirements or that these actions would be permitted under the terms of the Corporation’s various debt agreements.

The Corporation’s ability to restructure or refinance its debt will depend on a number of factors (including the capital markets) and the Corporation’s financial condition at such time, as well as the willingness of the Corporation’s lenders to allow such restructuring or refinancing. Any refinancing of the Corporation’s debt could be at higher interest rates and may require it to comply with more onerous covenants, which could further restrict its business operations.

Repayment of the Corporation’s indebtedness is dependent on the generation of cash flow by its subsidiaries and their ability to make such cash available to the Corporation, by dividend, debt repayment or otherwise. Concordia’s subsidiaries may not be able to, or may not be permitted to, make distributions to enable it to make payments in respect of the Corporation’s indebtedness. In the event that the Corporation does not receive distributions from its subsidiaries, it may be unable to make required principal and interest payments on its indebtedness.

Additionally, a significant portion of the Corporation’s financial indebtedness is subject to cross default provisions. Breach of any of these restrictive covenants or the Corporation’s inability to comply with one or more financial ratios would result in a default under the other applicable debt instruments. If any such default occurs, the lenders may elect to declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable. If the Corporation is unable to repay outstanding borrowings when due, the lenders will have the right to exercise their rights and remedies against the Corporation, including taking possession of, selling, and/or liquidating the Corporation’s assets, and there can be no assurance that the Corporation’s assets would be sufficient to repay in full its obligations.

The Corporation’s credit facilities and the agreements governing the Corporation’s existing and future indebtedness may be secured by all or substantially all of the Corporation’s undertaking, property (including intellectual property) and assets. The Corporation may be required to seek additional sources of financing to satisfy liquidity needs. These additional sources of financing may not be available on commercially reasonably terms or at all. Even if they are available, these financings may result in dilution to shareholders.

The Corporation is exposed to risks related to interest rates.

The GE Amended Credit Agreement bears interest at the United States Prime Rate or LIBOR plus applicable margins based on a leverage table. Thus, a change in the short-term interest rate environment could increase the Corporation’s interest payment obligations under the GE Amended Credit Agreement, which in turn could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

The Corporation’s operating results and financial condition may fluctuate.

The Corporation’s operating results and financial condition may fluctuate from period to period for a number of reasons, including as a result of the following events or occurrences, among others:

•	development and launch of new competitive products;

•	changes in costs and/or reimbursement for the Corporation’s products;

•	the timing and receipt of FDA approvals or lack of approvals;

•	costs related to business development transactions;

•	changes in the amount the Corporation spends to market its products;

•	delays between the Corporation’s expenditures to acquire new products, technologies or businesses and the generation of revenues from those acquired products, technologies or businesses;

•	changes in treatment practices of physicians that currently prescribe certain of the Corporation’s products;

•	increases in the cost of raw materials used to manufacture the Corporation’s products;

•	manufacturing and supply interruptions;

•	the Corporation’s responses to price competition;

•	expenditures as a result of legal actions (and settlements thereof), including the defense of the Corporation’s intellectual property;

•	market acceptance of the Corporation’s products;

•	the timing of wholesaler and distributor purchases; and

•	general economic and industry conditions, including potential fluctuations in foreign currency and interest rates.

As a result, the Corporation believes that quarter-to-quarter comparisons of results from operations, or any other similar period-to-period comparisons, should not be construed as reliable indicators of the Corporation’s future performance. The above factors may cause the Corporation’s operating results to fluctuate and could have a material adverse effect on the Corporation’s business, financial condition and results of operations. In any period, the Corporation’s results may be below the expectations of market analysts and investors, which could cause the trading price of the Common Shares to decline.

Goodwill and intangible assets represent a significant portion of the Corporation’s total assets and potential impairment of goodwill and other intangible assets may significantly impact the Corporation’s profitability. Finite-lived intangible assets are subject to an impairment analysis whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. Goodwill and indefinite-lived intangible assets are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. If an impairment exists, the Corporation would be required to take an impairment charge with respect to the impaired asset. Events giving rise to impairment are difficult to predict and are an inherent risk in the pharmaceutical industry. As a result of the significance of goodwill and intangible assets should such an impairment of goodwill or intangible assets occur, it could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

Risk Factors Related to the Common Shares

The market price of the Common Shares is unpredictable and may be volatile, which could cause the value of a shareholder’s investment to decline.

Publicly-traded securities such as those of the Corporation will not necessarily trade at values determined by reference to the underlying value of its business. The prices at which the Common Shares will trade cannot be predicted. The market price of the Common Shares could fluctuate significantly for various reasons, many of which are beyond the Corporation’s control, including the following:

•	changes or perceived changes in the condition (including financial condition), operations, results or prospects of the Corporation’s businesses and market assessments of these changes or perceived changes;

•	the Corporation’s announcements or those of its competitors’ regarding new products or services, enhancements, significant contracts, acquisitions or strategic investments;

•	changes in the Corporation’s capital structure, such as future issuances of securities, sales of large blocks of Common Shares by the Corporation’s shareholders or the Corporation’s incurrence of additional debt;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Corporation or its competitors;

•	changes in governmental regulations or proposals, or new government regulations or proposals, affecting the Corporation;

•	the addition or departure of the Corporation’s executive officers and other key personnel;

•	expiration of lock-up periods applicable to the Corporation and its directors and executive officers;

•	the Corporation’s quarterly or annual earnings or those of other companies in the Corporation’s industry and anticipated fluctuations in respect thereof;

•	operating and stock price performance of companies that investors deem comparable to the Corporation;

•	changes in earnings estimates or recommendations by securities analysts who track the Common Shares;

•	changes in industry conditions;

•	developments related to investigations, regulatory proceedings, or litigation that involve the Corporation;

•	news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Corporation’s industry or target markets; and

•	changes in general market, economic and political conditions in the United States, Canada and global economies or financial markets in which the Corporation does business, including those resulting from natural disasters, terrorist attacks, acts of war and responses to such events.

Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated or disproportionate to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Corporation’s operating results, underlying asset values or prospects have not changed. These factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against the Corporation, could result in substantial costs and diversion of management’s attention and resources.

There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Corporation’s operations could be adversely impacted and the trading price of the Common Shares may be materially adversely affected.

Future sales or issuances of the Common Shares in the public markets, or the perception of such sales, could depress the trading price of the Common Shares.

The sale of a substantial number of Common Shares or other equity-related securities in the public markets, or the perception that such sales could occur, could depress the market price of the Common Shares and impair the Corporation’s ability to raise capital through the sale of additional equity securities. The Corporation cannot predict the effect that future sales of Common Shares or other equity-related securities would have on the market price of the Common Shares.

All of the Corporation’s debt obligations, and any future indebtedness the Corporation may incur, will have priority over the Common Shares with respect to payment in the event of a liquidation, dissolution or winding up.

In any liquidation, dissolution or winding up of the Corporation, the Common Shares would rank below all debt claims against the Corporation. In addition, any convertible or exchangeable securities or other equity securities that the Corporation may issue in the future may have rights, preferences and privileges more favourable than those of the Common Shares. As a result, holders of the Common Shares will not be entitled to receive any payment or other distribution of assets upon the liquidation or dissolution until after the Corporation’s obligations to its debt holders and holders of equity securities that rank senior to the Common Shares have been satisfied.

Enforcement of judgments against foreign persons may not be possible.

Leith Tessy, the Chief Financial Officer and Secretary of the Corporation, as well as certain of the experts named in this Annual Information Form, are located outside of Canada and, as a result, it may not be possible for investors in Common Shares to effect service of process within Canada upon these persons. All or a substantial portion of the assets of these persons are likely to be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against such persons in Canada or to enforce a judgment obtained in Canadian courts against such persons outside of Canada.

The Corporation is subject to risks related to publication of inaccurate or unfavourable research by securities analysts or other third parties.

The trading market for the Common Shares relies in part on the research and reports that securities analysts and other third parties choose to publish about the Corporation. The Corporation does not control these analysts or other third parties. The price of the Common Shares could decline if one or more securities analysts downgrade the Common Shares or if one or more securities analysts or other third parties publish inaccurate or unfavourable research about the Corporation or cease publishing reports about the Corporation. If one or more analysts cease coverage of the Corporation or fail to regularly publish reports on the Corporation, the Corporation could lose visibility in the financial markets, which in turn could cause the price or trading volume of the Common Shares to decline.

The Corporation is subject to risks related to global financial conditions.

As widely reported, global credit and financial markets have experienced extreme disruptions in the past several years, including with respect to severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions could have a material adverse effect on the Corporation’s business, financial condition and results of operations. These factors may impact the ability of the Corporation to obtain equity or debt financing in the future and, if obtained, on terms favourable to the Corporation. Increased levels of volatility and market turmoil can adversely impact the Corporation’s operations and the value and the price of the Common Shares could be adversely affected. In addition, there is a risk that one or more of the Corporation’s current manufacturers or other service providers may themselves be adversely impacted by difficult economic circumstances, which could directly affect the Corporation’s ability to run its business as currently contemplated.

The Corporation is subject to risks related to additional regulatory burden and controls over financial reporting.

The Corporation is subject to the continuous and timely disclosure requirements of Canadian securities laws and the rules, regulations and policies of the TSX and the OTCQX marketplace. These rules, regulations and policies relate to, among other things, corporate governance, corporate controls, internal audit, disclosure controls and procedures and financial reporting and accounting systems. The Corporation has made, and will continue to make, changes in these and other areas, including the Corporation’s internal controls over financial reporting. However, there is no assurance that these and other measures that it may take will be sufficient to allow the Corporation to satisfy its obligations as a public company on a timely basis. In addition, compliance with reporting and other requirements applicable to public companies create additional costs for the Corporation and require the time and attention of management of the Corporation. The Corporation cannot predict the amount of the additional costs that the Corporation may incur, the timing of such costs or the impact that management’s attention to these matters will have on the Corporation’s business.

In addition, Concordia’s inability to maintain effective internal controls over financial reporting could increase the risk of an error in its financial statements. Concordia’s management, with the participation of the Corporation’s Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. The Corporation’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives due to its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is therefore subject to error, improper override or improper application of the internal controls. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis, and although it is possible to incorporate into the financial reporting process safeguards to reduce this risk, they cannot be guaranteed to entirely eliminate it. If the Corporation fails to maintain effective internal control over financial reporting, then there is an increased risk of an error in the Corporation’s financial statements that could result in the Corporation being required to restate previously issued financial statements at a later date.

Future sales of Common Shares by existing shareholders could reduce market price.

Sales of a substantial number of Common Shares in the public market could occur at any time following, or in connection with, the completion of any offering. These sales, or the market perception that the holders of a large number of Common Shares intend to sell Common Shares, could reduce the market price of the Common Shares. A decline in the market price of the Common Shares could impair the Corporation’s ability to raise additional capital through the sale of securities should it desire to do so. As a result of the application of Canadian tax laws, holders of options, restricted share units and deferred share units of the Corporation may need to sell Common Shares purchased or issued, as applicable, on the exercise of their options or the vesting of their RSUs/DSUs in the same year that they exercise their options or at the time of the vesting of their RSUs/DSUs, as applicable. This may result in a greater number of Common Shares being sold in the public market, and fewer long-term holders of Common Shares by the Corporation’s management and employees. In addition, the issuance of Common Shares upon the exercise of options or the vesting of restricted/deferred share units would decrease the proportionate ownership and voting power of all other shareholders. This dilution could cause the price of the Common Shares to decline and it could result in the creation of new control persons. In addition, the Corporation’s shareholders could suffer dilution in the net book value per share.

There can be no assurance of dividends and the market value of Common Shares may decline if dividends are not paid.

Management of the Corporation currently intends that the Corporation will continue to pay quarterly dividends; however, there can be no assurance that the Corporation’s revenues or earnings will enable the Corporation to continue to pay quarterly dividends or any dividends at all. The Corporation’s dividend policy could be reviewed from time to time by the Board in the context of the Corporation’s earnings, financial condition and other relevant factors. If the Corporation does not continue to pay dividends, the Corporation’s shareholders will not be able to receive a return on their Common Shares unless they sell them. In addition, any dividend to be approved by the Board may require third party consents under the Corporation’s debt facility agreements. In addition, in the event that the Corporation is not in compliance with its obligations under its debt facility agreements, the Corporation’s ability to pay dividends on its shares may be restricted by such facilities. The market value of the Common Shares may deteriorate if the Corporation is unable to meet its dividend targets in the future, and that deterioration may be material. In addition, the composition of cash dividends for tax purposes may change over time and may affect the after-tax return for investors.

Shareholders of the Corporation could experience dilution in holdings.

The Corporation is authorized to issue an unlimited number of Common Shares for such consideration and on such terms and conditions as shall be established by the Board without shareholder approval. The Corporation’s shareholders will have no pre-emptive rights in connection with such further issues. Accordingly, future issuances of Common Shares by the Corporation could result in dilution to the shareholders of the Corporation, and such dilution may be substantial.

There is no guarantee that an active, liquid market for Common Shares will be maintained.

There is no guarantee that an active. liquid trading market for the Common Shares will be maintained on the TSX. Investors may not be able to sell their Common Shares quickly or at the latest market price if trading in the Common Shares is not active.

Shareholders could lose their entire investment.

An investment in Common Shares is speculative and may result in the loss of an investor’s entire investment. Only investors who are comfortable investing in a company with limited operating history and can afford to lose their entire investment should consider an investment in the Corporation.

DIVIDEND POLICY

There are no restrictions in the Corporation’s articles preventing the Corporation from paying dividends. Any dividend to be approved by the Board may require third-party consents under the Corporation’s credit facilities. In addition, in the event that the Corporation is not in compliance with its obligations under the GE Amended Credit Agreement, the Corporation’s ability to pay distributions or dividends on its Common Shares may be restricted by the GE Amended Credit Agreement. All of the Common Shares are entitled to an equal share in any dividends declared and paid. The Board will determine if, and when, dividends will be declared and paid in the future from funds properly applicable to the payment of dividends based on the Corporation’s financial position at the relevant time. See “Risk Factors”.

Commencing during the six month period ended June 30, 2014, the Corporation has paid a quarterly dividend of $0.075 per Common Share. Future dividend decisions will consider the Corporation’s then-current business results, cash requirements and financial condition.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The authorized capital of the Corporation consists of an unlimited number of Common Shares. As at December 31, 2014, 28,861,239 Common Shares were issued and outstanding. As at March 18, 2015, 28,873,739 Common Shares were issued and outstanding.

There are no special rights or restrictions attached to the Common Shares. The Common Shares rank equally as to all benefits which might accrue to the holders thereof, including the right to receive dividends out of monies of the Corporation properly applicable to the payment of dividends, if and when declared by the Board, and to participate ratably in the remaining assets of the Corporation in any distribution on a dissolution or winding-up. There are no provisions restricting the issuance of Common Shares or any other material restrictions.

All shareholders are entitled to receive a notice of all meetings of shareholders to be convened by the Corporation. At any meeting of shareholders, on a show of hands, every shareholder who is present in person or by proxy and entitled to vote has one vote, and on a poll, every shareholder who is entitled to vote has one vote for each Common Share held and may exercise such vote either in person or by proxy.

Stock Option Plan

The Corporation’s stock option plan (the “Stock Option Plan”) was approved by the shareholders of the Corporation at the special meeting of shareholders held on December 16, 2013. As part of an ongoing review of the Corporation’s compensation strategies, on May 22, 2014, the Board approved certain amendments to the Stock Option Plan, which amendments were approved by shareholders of the Corporation at the annual general and special meeting of shareholders held on June 27, 2014. On November 13, 2014, the Board approved further amendments to the Stock Option Plan to clarify the sections of the Stock Option Plan relating to the cashless exercise of options. Such amendment was of a housekeeping nature and did not require shareholder approval.

The following is a summary of the principal provisions of the Stock Option Plan and is qualified in its entirety by the full text of the amended Stock Option Plan which is attached to the Corporation’s management information circular dated May 23, 2014, available on SEDAR, online at www.sedar.com.

The Stock Option Plan provides that the Board may from time to time, in its discretion, grant to directors, officers, employees, consultants and any other person or entity engaged to provide ongoing services to the Corporation non-transferable options to purchase Common Shares, provided that the number of Common Shares reserved for issuance under the Stock Option Plan shall not exceed 10% of the issued and outstanding Common Shares of the Corporation from time to time on a non-diluted basis, inclusive of any Common Shares reserved for issuance pursuant to any other security based compensation arrangement of the Corporation (including the Long Term Incentive Plan). Under the Stock Option Plan the Board has the right, from time to time, to increase such percentage, subject to the approval of the shareholders and such regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation. The Board has the power, where consistent with the general purpose and intent of the Stock Option Plan, to determine the terms upon which options will vest (including vesting schedules, if any) and be exercisable. The exercise price of options shall not be less than the lesser of: (i) the closing trading price of the Common Shares on the TSX or, if not listed on the TSX, then such other principal market on which the Common Shares trade as designated by the Board, on the date an option is granted; and (ii) the Market Price of the Common Shares on the date the option is granted. For the purposes of the Stock Option Plan, “Market Price” means the volume-weighted average price of the Common Shares on the stock exchange where the majority of trading volume and value of the Common Shares occurs, for the five trading days immediately preceding the relevant date on which the Market Price is to be determined. In the event that the Common Shares are not listed for trading on a stock exchange, the Market Price shall be the fair market value of the Common Shares as determined by the Board.

Under the Stock Option Plan the number of Common Shares reserved for issuance to any one person shall not exceed 5% of the issued and outstanding Common Shares. The aggregate number of Common Shares issued to insiders of the Corporation within any 12-month period, or issuable to insiders of the Corporation at any time, under the Stock Option Plan and any other security-based compensation arrangement of the Corporation, may not exceed 10% of the total number of issued and outstanding Common Shares of the Corporation at such time.

The Stock Option Plan also provides that:

(i)	Common Shares that were the subject of options granted under the Stock Option Plan that have been exercised, surrendered, lapsed, cancelled or terminated shall thereupon no longer be in reserve and may once again be subject to an option granted under the Stock Option Plan;

(ii)	a holder of an option may elect a cashless exercise of any options;

(iii)	the expiry date for an option shall not in any circumstance be later than the lesser of the 10th anniversary of the date an option is granted and the maximum period of time allowed by the Stock Exchange (as defined in the Stock Option Plan); and

(iv)	subject to certain exceptions outlined in the Stock Option Plan, all options held by an officer or employee of the Corporation shall expire and terminate, and such employee optionee shall cease to be an eligible person, immediately upon the termination date of such employee optionee or the date of such employee optionee’s death, disability or retirement.

The Board may amend the Stock Option Plan from time to time without Shareholder approval except for amendments relating to:

(i)	the maximum number of Common Shares reserved for issuance under the Stock Option Plan;

(ii)	a reduction in the exercise price for options held by insiders of the Corporation;

(iii)	an extension to the term of any option held by insiders of the Corporation;

(iv)	an increase in any limit on grants of options to insiders of the Corporation; and

(v)	any amendment that is not (a) determined to be necessary or desirable to ensure continuing compliance with applicable laws, regulations, requirements, rules or policies of any governmental authority or stock exchange; or (b) of a “housekeeping” nature, which includes amendments to eliminate any ambiguity or correct or supplement any provision contained in the Stock Option Plan which may be incorrect or incompatible with any other provision of the Stock Option Plan.

As at December 31, 2014, there were 2,002,280 outstanding options to purchase 2,002,280 Common Shares under the Stock Option Plan.

Long Term Incentive Plan

On May 22, 2014 the Board approved the Corporation’s long term incentive plan (the “Long Term Incentive Plan” or “LTIP”), a copy of which is attached to the Corporation’s management information circular dated May 23, 2014, available on SEDAR, online at www.sedar.com. The LTIP was approved by shareholders of the Corporation at the annual general and special meeting of shareholders held on June 27, 2014.

The purpose of the LTIP is to advance the interests of the Corporation: (a) through the motivation, attraction and retention of key employees and directors of the Corporation; (b) by aligning the interests of eligible participants with the interests of shareholders of the Corporation generally; and (c) by furnishing eligible participants with an additional incentive in their efforts on behalf of the Corporation.

Under the terms of the LTIP, the Board or, if authorized by the Board, the Human Resources and Compensation Committee may grant units (“Units”), which may be either restricted share units (“Restricted Share Units” or “RSUs”) or deferred share units (“Deferred Share Units” or “DSUs”) to officers, directors, employees or consultants of the Corporation. Each Unit represents the right to receive one Common Share in accordance with the terms of the LTIP. Participation in the LTIP is voluntary and, if an eligible participant agrees to participate, the grant of Units will be evidenced by an agreement between the Corporation and the participant. The interest of any participant in any Unit may not be transferred or assigned except by testamentary disposition or in accordance with the laws governing the devolution of property upon death.

The maximum number of Common Shares which may be reserved and set aside for issue under the LTIP in respect of awards of DSUs to DSU Participants, and for payments in respect of awards of RSUs to RSU Participants, shall not exceed 10% of the Common Shares issued and outstanding from time to time on a non-diluted basis (for purposes of clarity, the maximum number of Common Shares reserved and set aside for issue under the LTIP shall be inclusive of any Common Shares reserved for issuance pursuant to any other security based compensation arrangement of the Corporation, including the Stock Option Plan), provided that the Board shall have the right, from time to time, to increase such percentage subject to the approval of shareholders and such regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation. Common Shares that were the subject of awards that have expired, been surrendered, lapsed, cancelled or terminated shall thereupon no longer be in reserve and may once again be subject to an award granted under the LTIP, effectively resulting in a reloading of the number of RSUs and DSUs available for awards under the LTIP.

The LTIP, together with all other previously established or proposed security based compensation arrangements of the Corporation, including the Stock Option Plan, as amended, may not result in:

(i)	the number of Common Shares reserved for issuance to insiders at any time exceeding 10% of the outstanding issue;

(ii)	the issuance to insiders of the Corporation of a number of Common Shares exceeding, within a one-year period, 10% of the outstanding issue; or

(iii)	the issuance to any one insider of the Corporation, within a one-year period, of a number of Common Shares exceeding 5% of the outstanding issue.

Restricted Share Units

An officer, director, employee or consultant of the Corporation who has been designated by the Corporation for participation in the LTIP and who agrees to participate in the LTIP is an eligible participant to receive RSUs under the LTIP (an “RSU Participant”).

Unless otherwise approved by the Board, an RSU will vest as to 33 1⁄3% on each of the first, second and third anniversary dates of the grant date, provided that all RSUs granted under a particular award shall vest on or before December 31st of the calendar year which is three years following the calendar year in which the service was performed in respect of which the particular award was made (the “Final Vesting Date”). In the event that a vesting date occurs within a blackout period or within five business days thereafter, the vesting date shall be ten business days after the blackout period ends (the “Extension Period”). If an additional blackout period is subsequently imposed during the Extension Period, then the Extension Period will commence following the end of such additional blackout period. Despite the foregoing, a vesting date will not be extended beyond the Final Vesting Date.

On each vesting date, the Corporation will decide, in its sole discretion, whether to make all payments in respect of vested RSUs to the RSU Participant in cash, Common Shares issued from treasury or a combination thereof based on the fair market value of the Common Shares as at such date. For the purposes of the LTIP, the fair market value of a Common Share is the weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the vesting date or DSU Termination Date in respect of DSUs, as applicable.

If an RSU Participant ceases to be an eligible participant under the LTIP due to termination with cause or voluntary termination by the RSU Participant, all unvested RSUs previously credited to the participant’s account are terminated and forfeited as of the termination date. If an RSU Participant ceases to be an eligible participant under the LTIP due to termination without cause, death, total or permanent long-term disability or retirement, any unvested RSUs previously credited to the participant’s account will continue to vest in accordance with their terms or, at the discretion of the Board, be terminated and forfeited as of the termination date.

In the event the Corporation pays a dividend on the Common Shares subsequent to the granting of a RSU award, the number of RSUs relating to such award shall be increased to reflect the amount of the dividend.

Deferred Share Units

A director of the Corporation who has been designated by the Corporation for participation in the LTIP and who agrees to participate in the LTIP is an eligible participant to receive DSUs under the LTIP (a “DSU Participant”).

All DSUs awarded to a DSU Participant will vest on the date on which the DSU Participant ceases to be a director of the Corporation (the “DSU Termination Date”).

On the DSU Termination Date, payment in respect of a DSU Participant’s DSUs becomes payable and the Corporation will decide, in its sole discretion, whether to make the payment in cash, Common Shares issued from treasury or a combination thereof based on the fair market value of the Common Shares as at the DSU Termination Date.

In the event the Corporation pays a dividend on the Common Shares subsequent to the granting of a DSU award, the number of DSUs relating to such award shall be increased to reflect the amount of the dividend.

Amendments

The Corporation retains the right without the approval of shareholders of the Corporation:

(i)	to amend the LTIP or any RSUs or DSUs to:

(a)	make amendments of a grammatical, typographical, clerical and administrative nature and any amendments required by a regulatory authority or to comply or conform with applicable laws;

(b)	change vesting provisions of the LTIP or any Restricted Share Units or Deferred Share Units;

(c)	make any other amendments of a non-material nature;

(d)	make amendments to the definition of “DSU Participant” and/or “RSU Participant” or the eligibility requirements of participating in the LTIP, where such amendment would not have the potential of broadening or increasing insider participation;

(e)	make amendments to the manner in which eligible participants may elect to participate in the LTIP;

(f)	make any amendments to the provisions concerning the effect of the termination of a participant’s employment or services on such participant’s status under the LTIP; or

(g)	make any amendment which is intended to facilitate the administration of the LTIP; or

(ii)	to suspend, terminate or discontinue the terms and conditions of the LTIP and the Restricted Share Units and Deferred Share Units granted under the LTIP by resolution of the Board, provided that:

(a)	no such amendment to the LTIP shall cause the LTIP in respect of Restricted Share Units to cease to be a plan described in paragraph (k) of the definition of “salary deferral arrangement” in subsection 248(1) of the ITA or any successor to such provision;

(b)	no such amendment to the LTIP shall cause the LTIP in respect of Deferred Share Units to cease to be a plan described in regulation 6801(d) of the ITA or any successor to such provision; and

(c)	any amendment shall be subject to the prior consent of any applicable regulatory bodies, including the TSX, as may be required.

Any amendment to the LTIP which changes the vesting provisions of the LTIP or any RSUs or DSUs, or any suspension, termination or discontinuance of the terms and conditions of the LTIP and the Restricted Share Units and Deferred Share Units granted under the LTIP, shall take effect only with respect to awards granted after the effective date of such amendment, provided that it may apply to any outstanding award with the mutual consent of the Corporation and the participants to whom such awards have been granted.

Any amendment to the LTIP other than as described above shall require the approval of shareholders of the Corporation given by the affirmative vote of a simple majority of the Common Shares (or, where required, “disinterested” shareholder approval) represented at a meeting of shareholders at which a motion to approve the LTIP or an amendment to the LTIP is presented. Specific amendments requiring shareholder approval include:

(i)	to increase the number of Common Shares reserved under the LTIP;

(ii)	to change the definition of RSU Participants or DSU Participants or the eligibility requirements of participating in the LTIP, where such amendment would have the potential of broadening or increasing insider participation;

(iii)	the extension of any right of a participant under the Plan beyond the date on which such right would originally have expired;

(iv)	to permit RSUs or DSUs to be transferred other than by testamentary disposition or in accordance with the laws governing the devolution of property in the event of death;

(v)	to permit awards other than RSUs and DSUs under the LTIP; and

(vi)	to amend the amendment provisions of the LTIP so as to increase the ability of the Board to amend the LTIP without shareholder approval.

DEBT FINANCING

GE Amended Credit Agreement

As at December 31, 2014, the Corporation had outstanding indebtedness under the GE Amended Credit Agreement in the principal amount of $260.75 million. The GE Amended Credit Agreement bears a variable interest rate and matures on May 14, 2019, with fixed repayments required over the term to maturity, as well as mandatory repayments based on excess cash flow generated by the Corporation as defined in the GE Amended Credit Agreement, calculated annually. Interest rates are calculated at the

United States Prime Rate or LIBOR plus applicable margins based on a leverage table. The GE Amended Credit Agreement is secured by the assets of the Corporation and the assets of its material subsidiaries.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are currently listed on the TSX under the trading symbol “CXR”. The following table sets forth the reported intraday high and low prices and the trading volume for the Common Shares on the TSX during the Corporation’s most recently completed financial year.

	TSX(1)
Month	High	Low	Volume
	(C$)	(C$)
2014
January	12.38	7.60	1,515,013
February	16.05	11.89	4,491,138
March	17.75	13.57	6,053,405
April	25.00	15.99	6,583,954
May	33.05	24.60	4,679,257
June	35.65	29.92	5,490,520
July	38.75	33.74	2,944,954
August	36.32	32.58	3,050,006
September	37.22	32.81	4,950,997
October	43.01	33.42	4,697,327
November	49.00	40.20	4,063,579
December	48.31	41.34	4,068,435

Note:

(1)	High and low price based on intraday high and low share prices. Source for data in the above table is the TSX. Past performance should not be seen as an indicator of future performance.

Prior Sales

Common Shares

The following table summarizes details of the Common Shares issued by the Corporation during and since the end of the Corporation’s most recently completed financial year:

Date of Issuance	Price per Security			Number of Securities
January 21, 2014	C$	4.81	(1)	23,918	(2)
January 23, 2014	C$	6.25		22,080	(3)
February 18, 2014	C$	6.25		57,900	(3)
March 11, 2014	C$	11.75		5,750,000	(4)
March 20, 2014	C$	4.81	(2)	2,079	(2)
March 20, 2014	C$	6.25		19,380	(3)
May 15, 2014	C$	30.50		4,605,833	(5)
July 29, 2014	C$	11.50		50,000	(6)
September 4, 2014		$3.00		300,000	(7)
February 23, 2015		$3.00		12,500	(8)

Notes:

(1)	Deemed price on a post-Consolidation basis.
(2)	Issued upon exercise of options held by former directors of the Corporation. These stock options were granted in connection with the Corporation’s initial public offering completed on May 6, 2010, with each option having an exercise price of C$0.10 per share (or an exercise price of C$4.81 on a post-Consolidation basis).
(3)	Issued upon exercise of Agents’ Options.
(4)	Issued in connection with a short form prospectus offering which closed on March 11, 2014.

(5)	Issued in connection with the Donnatal® acquisition based on the closing price of the Common Shares on May 15, 2014 of C$30.50 per share converted to United States dollars using the May 15, 2014 Bank of Canada closing exchange rate of $1.00 = C$1.0877. See “General Description and Development of the Business - Development of the Business - Donnatal® Acquisition”.
(6)	Issued upon exercise of 50,000 options exercised by an executive officer of the Corporation.
(7)	Issued upon exercise of 300,000 options exercised by an executive officer of the Corporation.
(8)	Issued upon exercise of 12,500 options exercised by an employee of the Corporation.

Stock Options

The following table summarizes details of the stock options issued by the Corporation during and since the end of the Corporation’s most recently completed financial year:

Date of Issuance	Price per Security		Number of Securities
January 1, 2014	C$	6.25	100,000	(1)
January 29, 2014	C$	11.50	330,000	(1)
March 11, 2014	C$	14.95	335,000	(1)
April 17, 2014	C$	21.50	50,000	(1)
June 2, 2014	C$	32.50	5,000	(1)
August 15, 2014	C$	34.30	95,000	(1)
February 11, 2015	C$	58.38	50,000	(1)

Note:

(1)	Issued to certain employees under the Stock Option Plan.

In addition, the Board approved the grant of 370,000 stock options to certain executive officers of the Corporation on November 11, 2014. As the Corporation was in a blackout period at the time of the approval of the grant, and continues to be in a blackout period as at March 18, 2015, these stock options have been neither priced nor issued and will not be priced nor issued until 24 hours after the expiration of the blackout period.

Restricted Share Units

The following table summarizes details of the RSUs issued by the Corporation during and since the end of the Corporation’s most recently completed financial year:

Date of Issuance	Price per Security	Number of Securities
February 13, 2015	N/A	1,000	(1)

Note:

(1)	Issued to a former non-executive director of the Corporation. These RSUs vested on February 27, 2015 and were paid out by the Corporation in cash in the amount of $55,326.86.

The Board approved the grant of 4,000 RSUs to the non-executive directors of the Corporation on November 11, 2014. As the Corporation was in a blackout period at the time of the approval of the grant, and continues to be in a blackout period as at March 18, 2015, these RSUs have not been granted, and will not be granted until 24 hours after the expiration of the blackout period.

The Board also approved an employee bonus proposal which provides for the granting of RSUs having an aggregate value of $833,365 to certain employees of the Corporation in connection with the performance of such employees during the fiscal year ended December 31, 2014. As the Corporation was in a blackout period at the time of the approval of the proposal, and continues to be in a blackout period as at March 18, 2015, these RSUs have not been granted and will not be granted until 24 hours after the expiration of the blackout period.

The Board approved the grant of such number of RSUs having a value of $125,000 to each of the non-executive directors for each fiscal year commencing on and after January 1, 2015. As the Corporation was in a blackout period at the time of the approval of the grant, and continues to be in a blackout period as at

March 18, 2015, the RSUs to be granted for fiscal 2015 have not been granted and will not be granted until 24 hours after the expiration of the blackout period.

The Board also approved the grant of 15,000 RSUs to an employee of the Corporation on November 11, 2014. As the Corporation was in a blackout period at the time of the approval of the grant, and continues to be in a blackout period as at March 18, 2015, these RSUs have not been granted, and will not be granted until 24 hours after the expiration of the blackout period.

On March 17, 2015, the Board approved the grant of such number of RSUs having an aggregate value of up to $175,000 to certain newly hired employees of the Corporation. As the Corporation was in a blackout period at the time of the approval of the grant, and continues to be in a blackout period as at March 18, 2015, these RSUs have not been granted, and will not be granted until 24 hours after the expiration of the blackout period.

Deferred Share Units

The Corporation did not issue any DSUs under the LTIP during and since the end of the Corporation’s most recently completed financial year.

Escrowed Securities and Securities Subject to Contractual Restriction on Transfer

The following table summarizes details of the Corporation’s securities of each class held, to the Corporation’s knowledge, in escrow or that are subject to a contractual restriction on transfer as at December 31, 2014:

Designation of class	Number of securities and percentage of class(1)
Common Shares	278,096(2) (0.96%)

Notes:

(1)	Based on the number of outstanding securities of that class as at December 31, 2014.
(2)	As at December 31, 2014, 278,096 Common Shares were held in escrow by Wilmington Trust, National Association in connection with the acquisition of Pinnacle. Such Common Shares (less any Common Shares that are the subject of a claim at such time) will be released from escrow on the first business day after the expiration of the claims period pursuant the Pinnacle Purchase Agreement, being June 20, 2015.

DIRECTORS AND EXECUTIVE OFFICERS OF THE CORPORATION

Directors and Executive Officers, Positions and Security Holdings

The following table sets out the name; city, state/province and country of residence; position with the Corporation; and number and percentage of the Common Shares beneficially held by each of the Corporation’s directors and executive officers as at March 18, 2015:

Name, province or state and country of residence(1)	Position with the Corporation	Principal Occupation During the Past Five Years	Period as Director and/or Officer(2)	Number of Common Shares and Approximate Percentage
Mark Thompson Oakville, Ontario, Canada	Founder, Director, President and Chief Executive Officer	CEO, President (from April 2013) and a director of Concordia Private Co., Managing Director of Distinct Capital Partners from January 2012 to April 2013, Vice President Business Development and Co-Founder of Trimel Pharmaceuticals Corporation from August 2007 to December 2011.	December 2013 to present.	2,105,850 7.29%

Leith Tessy Lexington, Massachusetts, United States	Chief Financial Officer, Secretary- Treasurer	CFO of Concordia Private Co. from November, 2013, Senior Vice-President, Nuance Communications from 2011 to 2012, COO of LG-Nortel/LG-Ericsson from 2008 to 2011.	December 2013 to present.	102,000 0.35%
John McCleery St. George, Barbados	Managing Director and Chief Financial Officer of CPI and CLI	Managing Director and CFO of CPI since July 2013, Vice-President, General Manager and CFO of Trimel BioPharma SRL from November, 2009 to June 2013, Principal of J. McCleery and Associates, October 2008 to October 2009.	December 2013 to present.	250,000 0.87	(7) %
Ron Schmeichel(4)(5) Toronto, Ontario, Canada	Director(6) Non-executive Chairman of the Board	Chairman and CEO of JJR Private Capital Inc. (including its predecessor JJR Capital Partners) since February 2003; Former President and CEO of Windsor Private Capital Inc. from 2011 to 2014.	December 2013 to present.	32,300 0.11%
John Huss(3)(4)(5) Westmount, Quebec, Canada	Director(6)	President, H&P Labs Inc. since June 2013, President and CEO of Theratechnologies Inc. from December 2010 to October 2012, Chief of Staff of Sanofi-Aentis groupe from August 2009 to November 2010, CEO of Sanofi-Aventis Switzerland from February 2007 to July 2009.	December 2013 to present.	8,000 0.03%
Douglas Deeth(3)(5) Toronto, Ontario, Canada	Director	Partner, Deeth Williams Wall LLP.	December 2013 to present.	5,000 0.02%
Jordan Kupinsky(3)(4) Toronto, Ontario, Canada	Director(6)	President, JJR Private Capital Inc. Former Managing Director, Windsor Private Capital Inc. from 2008 to 2014.	December 2013 to present.	735,232 2.55	(8) %
Wayne Kreppner Georgetown, Ontario, Canada	Chief Operating Officer	Vice-President of Product Development at Trimel Pharmaceuticals. Various senior roles in regulatory affairs and operations with Biovail Corporation.	January 2014 to present.	5,000 0.02%
Robert Altman Chicago, Illinois, United States	President of Pinnacle	Chief Commercial Officer at Pinnacle Biologics, Inc., Founder, CEO and president of Marathon Pharmaceuticals.	December 2013 to present.	2,394 0.01%

TOTAL			3,245,776	11.24%

Notes:

(1)	Paul Manning was elected as a director of the Corporation at the annual general and special meeting of shareholders held on June 27, 2014. Effective January 2, 2015, Paul Manning resigned as a director of the Corporation.
(2)	Each director listed will hold his position as a director of the Corporation until the next annual meeting of shareholders. December 2013 is listed as the date in which each director became a director of the Corporation pursuant to the Qualifying Transaction.
(3)	Member of the Nominating and Corporate Governance Committee of the Corporation.
(4)	Member of the Audit Committee of the Corporation.
(5)	Member of the Human Resources and Compensation Committee of the Corporation.
(6)	Independent director.
(7)	Beneficially held through 4M Holdings Inc.
(8)	543,750 beneficially held through HJR 2013 Family Trust; 186,682 beneficially held through Justley Capital Corporation; and 4800 beneficially held through Nicky Cohen.

Biographies

The following are brief profiles of the directors and the executive officers of the Corporation.

Executive Officers

Mark Thompson is the CEO, President, founder and a director of the Corporation. Former Senior Vice President and General Counsel of Legacy Pharma Limited Partnership, co-founder of Trimel Pharmaceuticals and Tribute Pharmaceuticals Inc. From 2001 to 2005, Mr. Thompson was employed by Biovail Corporation (currently Valeant), where he held the title of Vice-President, Business Development and, before that, Associate General Counsel. While at Biovail, Mr. Thompson was actively involved in M&A transactions valued at over $2 billion. Prior to joining Biovail, Mr. Thompson was an associate at

Osler, Hoskin and Harcourt LLP. Mark holds an H.B.A., and M.A. from York University and an L.L.B. from the University of Ottawa.

Leith Tessy has 26 years of international experience as a finance and operations executive. Mr. Tessy has been successful driving M&A transactions (with total transaction value exceeding $1 billion), integrating acquired companies and expanding operating margins. Previous roles held include: CFO then COO of LG Nortel, a JV between Nortel Networks and LG Electronics based in Seoul, South Korea (under Mr. Tessy’s leadership, the company grew from approximately $500 million to approximately $1 billion, delivering 30% EBITDA margin), CFO of Nortel Networks’ Global Carrier Networks group (at approximately $5 billion revenue, Nortel’s largest, most profitable division), and SVP Finance at Nuance Communications. Mr. Tessy holds an Industrial Engineering degree from University of Toronto and an MBA from Ivey School of Business, University of Western Ontario.

John McCleery is the Managing Director and CFO of CPI and CLI. Mr. McCleery has over 30 years of international experience as a senior financial and operational executive. He developed and managed the Enterprise Risk Management and Compliance program for Valeant Pharmaceuticals International Inc. (formerly Biovail Corporation), reporting company risks to the board of directors. Mr. McCleery chaired the Compliance Committee and the Canadian Investment (RSP; DPSP) Committee. Mr. McCleery served as Vice President and General Manager of Valeant Laboratories (Barbados) SRL (formerly Biovail Laboratories International SRL) the principal operating subsidiary where he had responsibility for managing intellectual property, treasury activities, research and development programs and business partner relationships with Merck, Johnson and Johnson, Wyeth, Forest and Teva. He was also a Director and Vice President, Treasurer of Valeant Insurance Incorporated (formerly Biovail Insurance Incorporated). Mr. McCleery served as Vice President, General Manager and Chief Financial Officer of Trimel BioPharma SRL and was responsible for all operational and financial management of the principal operating subsidiary of Trimel Pharmaceuticals Corporation. Mr. McCleery is a Chartered Professional Accountant (CPA) and a Chartered Accountant (CA) having earned his designations with the Toronto office of PricewaterhouseCoopers.

Wayne Kreppner is the COO of the Corporation. Mr. Kreppner has over 15 years of experience as a pharmaceutical operations and R&D executive. A co-founder and former Vice-President of Product Development at Trimel Pharmaceuticals, Mr. Kreppner was responsible for all Scientific Operations including R&D, Clinical Development, Manufacturing and Supply Chain. From 1997 to 2008 Mr. Kreppner held various senior roles in Operations and Regulatory Affairs with Biovail Corporation, where he was involved in the discovery, development, approval and launch of the product pipeline including Wellbutrin XL and Tiazac. Mr. Kreppner holds a Hons. B.Sc. degree in Biochemistry from the University of Western Ontario, a M.Sc. in Medical Science from McMaster University and an MBA from the Ivey School of Business, University of Western Ontario.

Robert Altman is the President of Pinnacle, a subsidiary of the Corporation. Previously, Dr. Altman was founder, CEO and President of Marathon Pharmaceuticals, a fully integrated, specialty pharmaceutical company focusing on rare diseases. Prior to Marathon, Dr. Altman worked for Astellas Pharma, where he was Senior Vice President of Commercial Operations and responsible for commercial strategy and leadership covering North America. Before joining Astellas, Dr. Altman spent 17 years at Abbott Laboratories, where he held numerous positions including Vice President General Manager of several of the company’s Therapeutic Drug Franchises. Dr. Altman earned his BS Chemistry at University of California, Riverside, a PhD in Physical Chemistry from Harvard University and an MBA from the University of Chicago - Booth School of Business.

Directors

Ron Schmeichel has over 19 years of experience in high-yield credit, leveraged loans, buy-outs and equity capital markets in Canada and the United States. He has specialized in providing credit and equity lines for management buy-outs, recapitalizations, bridge and mezzanine loans and minority equity ownership to small/mid-market companies in Canada. Mr. Schmeichel was one of the founders and partners of JJR Private Capital in 2003. Mr. Schmeichel also served as a President and CEO of Windsor Private Capital Inc. from 2010 to 2014. Mr. Schmeichel currently serves as the non-executive Chairman of the Board. Mr. Schmeichel has been on the board of 15 TSX and TSX-V public companies. For the past 13 years, Mr. Schmeichel has been a guest lecturer at the University of Western Ontario, Faculty of Law, as well as a guest lecturer at the Ivey School of Business. He currently serves as a member of the Ontario Local Area Committee to the Toronto Stock Exchange-Venture Group. Mr. Schmeichel received a BA degree, with Merit, from York University in 1992 and a Juris Doctorate degree from the University of Western Ontario in 1995.

John Huss founded H&P Labs Inc., a biotechnology company focused on early stages of drug development (Phase I & II) in humans, after 20 years in the pharmaceutical and biotechnology industry. Before that Mr. Huss was President and CEO of Theratechnologies Inc. in Montreal. Since his return to Canada in 2010, he sits on the Board of BioQuebec and since 2012 he also serves on its Executive Committee, as Vice-President. Mr. Huss worked for Sanofi from 1999 to 2010 in Germany, Canada, Switzerland and France. He joined Sanofi in 1999 as a Business Unit Director for the German affiliate. In 2001, Mr. Huss joined the Canadian affiliate as Vice-President, Sales and Marketing in Toronto and moved to Montreal after the acquisition of Aventis. He became General Manager of the Swiss affiliate of Sanofi-Aventis in January 2007, based in Geneva. In August 2009, Mr. Huss joined the Head Office in Paris and worked next to the Chief Executive Officer, Chris Viehbacher, as Chief of Staff. Mr. Huss joined the pharmaceutical industry in 1990 and for six years performed various Sales and Marketing functions for Merck & Co. in the United States, Germany and Switzerland. In 1996, he was offered a position with F. Hoffman-La Roche as an Internal Product Manager at their Basel headquarters.

Douglas Deeth is a partner with the law firm of Deeth Williams Wall LLP. He is the former President of the Intellectual Property Law section of the Canadian Bar Association and has over 35 years of experience working with the pharmaceutical industry. Doug has been recognized in several international reviews as one of Canada’s leading intellectual property lawyers. His practice combines his extensive litigation experience with an expertise in negotiating and completing license and product development agreements. He provides timely, practical and pragmatic advice to clients on the clearance, protection and enforcement of all forms of technology and intellectual property rights, and has particular expertise in chemical and pharmaceutical products and processes. Doug was admitted to the Bar of Ontario in 1976 and has more than thirty-five years of litigation experience, ranging from the most complex and sophisticated intellectual property litigation to judicial review proceedings and interlocutory injunction applications. He appears regularly before the Federal Court of Canada and the courts of the Province of Ontario. He has a B.A.Sc. in Chemical Engineering from the University of Waterloo (1970) and an LL.B. from the University of Toronto (1974), and has taught, written and spoken extensively on intellectual property law. He has lectured at McMaster University, the University of Toronto and Osgoode Hall law schools and the McGill courses on Patent and Copyright Law.

Jordan Kupinsky is President of JJR Private Capital. He has been with JJR since 2008. From January 2011 through July 2014, Mr. Kupinsky was also Managing Director with Windsor Private Capital, a private equity merchant banking firm. Prior to joining JJR Capital, Mr. Kupinsky was a Vice President at Greenhill & Co., an independent global investment banking firm, listed on the NYSE, focused on mergers & acquisitions and financial restructuring from March 2006 to May 2008. Prior to joining Greenhill, Mr. Kupinsky held the positions of Vice President of Corporate Development and General Counsel at Minacs

Worldwide Inc., a publicly traded company on the TSX from July 2002 to February 2005. Mr. Kupinsky began his career practicing corporate and securities law at Torys LLP in Toronto (from 1997 to 1999) and was also an investment banking associate at Houlihan Lokey Howard & Zukin from 1999 to 2002. He holds a joint MBA and JD degree from the Schulich School of Business and Osgoode Hall Law School at York University. Mr. Kupinsky is currently a director of, Atlas Financial Holdings Inc., and Mira IV Acquisition Corp. Mr. Kupinsky also served as a director of Xceed Mortgage Corporation from May 2012 through July 2013 when the sale of Xceed to MCAN Mortgage Corporation was completed.

Corporate Cease Trade Orders or Bankruptcies

Except as described below, no individual who is a director, officer or promoter of or a securityholder anticipated to hold sufficient securities of the Corporation to affect materially the control of the Corporation, is, or has been within the past ten years, a director, officer or promoter of any other person or company that, while such person was acting in that capacity, was:

(a)	the subject of a cease trade or similar order or an order that denied the person or company access to any exemptions under applicable securities law for a period of more than 30 consecutive days; or

(b)	was declared bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

In August 2012, while John Huss was the President and CEO of Theratechnologies Inc., Theratechnologies Inc. received a notice from the NASDAQ listing qualification department that it no longer met the minimum bid price requirement of $1.00 per listed share to continue trading on the NASDAQ and had 180 days to regain compliance with such requirement. In January 2013, while Mr. Huss was no longer with Theratechnologies Inc., Theratechnologies Inc. filed documents with the SEC to voluntarily delist its common shares from NASDAQ and delisting became effective as of February 5, 2013.

Penalties or Sanctions

No director, officer or promoter of the Corporation or a securityholder holding sufficient securities of the Corporation to affect materially the control of the Corporation, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body, including a self-regulatory body, that would be likely to be considered important to a reasonable securityholder making an investment decision.

Individual Bankruptcies

No director, officer or promoter of the Corporation or a securityholder holding sufficient securities of the Corporation to affect materially the control of the Corporation, or a personal holding company of any such person, has, within the ten years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Conflicts of Interest

There are no known existing or potential conflicts of interest between the Corporation or a subsidiary of the Corporation and a director or officer of the Corporation or a subsidiary of the Corporation except that there is a potential for conflict of interest between Douglas Deeth’s role as a director of the Corporation and his capacity as partner of a law firm that has provided advice to Concordia Private Co. and the Corporation.

PROMOTER

Mark Thompson, the CEO, President, founder and a director of the Corporation, may be considered a promoter of the Corporation. As at March 18, 2015, Mr. Thompson beneficially owns, controls or directs, directly or indirectly, 2,105,850 Common Shares, comprising 7.29% of the issued and outstanding Common Shares as at that date.

LEGAL PROCEEDINGS AND REGULATORY MATTERS

Other than as disclosed herein, to the knowledge of the Corporation, there are no material legal proceedings or regulatory actions known or known to be contemplated against the Corporation or to which any of its property is or may be subject. No penalties or sanctions have been imposed against the Corporation by a court relating to securities legislation or by a securities regulatory authority and no settlement agreements have been entered into by the Corporation before a court relating to securities legislation or with a securities regulatory authority.

On February 12, 2015, Concordia received a CID from the FTC regarding Kapvay® and the Competitive Supply Agreement. CPI and Concordia are cooperating with the information requests. See “Legacy Pharmaceuticals Division - Legacy Products - Kapvay® - Genericization of Kapvay®”.

Prior to Concordia Private Co.’s acquisition of the business of the SHD Division, Global Medical Direct and Midwest Medical Services (the predecessor companies to the SHD Division) were investigated in February of 2012 by the United States Department of Justice and the United States Attorney’s Offices for the Districts of Louisiana and Kansas. See “Specialty Healthcare Distribution Division - Corporate Compliance”.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, to the knowledge of the Corporation, none of: (i) the directors, executive officers or persons that beneficially own, or control or direct, directly or indirectly, more than 10% of the outstanding securities of the Corporation; or (ii) any associate or affiliate of the persons referred to in (i), has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Corporation or any of its subsidiaries.

AUDIT COMMITTEE

The Board has established an audit committee comprised of three directors (the “Audit Committee”). The Audit Committee is chaired by Jordan Kupinsky and the other committee members are John Huss and Ron Schmeichel. The relevant education and experience of each member of the Audit Committee is provided above, under the heading “Directors and Executive Officers of the Corporation - Biographies”. All of the Audit Committee members are independent of management of the Corporation as required by National Instrument 52-110 - Audit Committees and each member is financially literate in that each has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

The mandate of the Audit Committee is set out in the written Charter of the Audit Committee. A copy of the Audit Committee charter is included as Schedule “A” attached hereto.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on the exemptions in Section 2.4 of National Instrument 52-110 (De Minimis Non-audit Services), Section 3.2 of National Instrument 52-110 (Initial Public Offerings), Section 3.4 of National Instrument 52-110 (Events Outside of Control of Member), Section 3.5 of National Instrument 52-110 (Death, Disability or Resignation of Audit Committee Member), or an exemption from National Instrument 52-110, in whole or in part, granted under Part 8 of National Instrument 52-110.

Additionally, at no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on the exemptions in subsection 3.3(2) of National Instrument 52-110 (Controlled Companies), Section 3.6 of National Instrument 52-110 (Temporary Exemption for Limited and Exceptional Circumstances) or Section 3.8 of National Instrument 52-110 (Acquisition of Financial Literacy).

Audit Committee Oversight

At no time since the commencement of the Corporation’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board to review the performance of the Corporation’s external auditors and approve in advance the provision of services other than auditing and to consider the independence of the external auditors, including reviewing the range of services provided. The Audit Committee may delegate to any independent member of the Audit Committee the authority to pre-approve any non-audit services.

External Auditor Service Fees

A summary of the external auditor service fees and billings paid or payable to the Corporation’s external auditors in respect of the last two fiscal years ended December 31, 2013, is set out below:

Fiscal Year	Audit Fees			Audit-Related Fees			Tax Fees			All Other Fees			Total
2013	C$	342,500	(1)	C$	338,000	(2)	C$	2,000	(3)		Nil		C$	682,500
2014	C$	250,000		C$	275,300	(4)	C$	53,100	(3)	C$	129,200	(4)	C$	707,600

Notes:

(1)	The amount relates primarily to audit fees charged in connection with the acquisitions, financing and Qualifying Transaction.
(2)	The amount shown is principally comprised of fees charged by the Corporation’s external auditors in connection with services performed as part of the Qualifying Transaction.
(3)	The amount relates primarily to fees charged for assistance with tax compliance in the United States and Canada.
(4)	The amount relates primarily to audit-related fees charged in connection with quarterly reviews, financings and business acquisition reporting.
(5)	The amount relates primarily to other fees charged in connection with services performed to support acquisitions and financings.

TRANSFER AGENT AND REGISTRAR

The Transfer Agent and Registrar for the Common Shares is Equity Financial Trust Company, 200 University Avenue, Suite 300, Toronto, Ontario, M5H 4H1.

MATERIAL CONTRACTS

The Corporation and/or its subsidiaries, as applicable, have entered into the following material contracts since the beginning of the Corporation’s most recently completed financial year or before the Corporation’s most recently completed financial year if any such contract is still in effect, and which are outside of the ordinary course of the Corporation’s business. A description and summary of each material contract listed below has been cross-referenced in this Annual Information Form:

1.	Agency Agreement (see “General Development and Description of the Business - Development of the Business - 2013 Private Placement”);

2.	Covis Purchase Agreement (see “General Development and Description of the Business - General Development of the Business - Covis Portfolio Acquisition”);

3.	Donnatal Purchase Agreement (see “General Development and Description of the Business - Development of the Business - Donnatal Acquisition”);

4.	GE Amended Credit Agreement (see “General Development and Description of the Business - Development of the Business - Zonegran® Acquisition” and “Debt Financing - GE Amended Credit Agreement”);

5.	Global Purchase Agreement (see “General Development and Description of the Business - Development of the Business - SHD Division Acquisition”);

6.	Pinnacle Purchase Agreement (see “General Development and Description of the Business - Development of the Business - Photofrin® Acquisition”);

7.	Shionogi Purchase Agreement (see “General Development and Description of the Business - General Development of the Business - Acquisition of Kapvay®, Orapred ODT® and Ulesfia®”);

8.	Underwriting Agreement (see “General Development and Description of the Business - General Development of the Business - 2014 Public Offering”); and

9.	Zonegran Purchase Agreement (see “General Development and Description of the Business - General Development of the Business - Zonegran Acquisition”).

Copies of the above listed material contracts are available on the Corporation’s profile on SEDAR at www.sedar.com or upon request from the Corporation at 277 Lakeshore Rd. East, Suite 302, Oakville, Ontario, L6J 1H9.

INTEREST OF EXPERTS

The auditors of the Corporation are Collins Barrow Toronto LLP, Chartered Accountants, 11 King St. West, Suite 700, Box 27, Toronto, Ontario M5H 4C7. They have been the Corporation’s auditors since January 21, 2010. Collins Barrow Toronto LLP, was the auditor in respect of the consolidated financial statements of the Corporation as at December 31, 2014 and the financial statements in respect of Zonegran® included in the business acquisition report of the Corporation dated December 12, 2014, as set forth in its reports thereon. Collins Barrow Toronto LLP has advised the Corporation that it is independent of the Corporation in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

Keiter, Certified Public Accounts and Consultants, was the auditor in respect of the financial statements in respect of Donnatal® included in the business acquisition report dated June 9, 2014, as set forth in its report thereon. Keiter has advised the Corporation that it is independent of the Corporation under the SEC’s rules on auditor independence.

No director, officer or employee of any of the aforementioned companies, is or is expected to be elected, appointed or employed as a director, officer or employee of the Corporation or any associate or affiliate of the Corporation.

ADDITIONAL INFORMATION

Additional information including directors’ and officers’ remuneration and indebtedness, the executive compensation for named executive officers of the Corporation, principal holders of the Corporation’s securities, interests of insiders in material transactions, as applicable, and securities authorized for issuance under equity compensation plans will be contained in the Corporation’s management information circular for its most recent annual meeting of securityholders that involved the election of directors.

Additional financial information is provided in the Corporation’s financial statements and management’s discussion and analysis for the year ended December 31, 2014. A copy of the management information circular, financial statements and management’s discussion and analysis may be obtained upon request from the Corporation and those documents and other information in respect of the Corporation are also available on SEDAR at www.sedar.com.

SCHEDULE “A”

CONCORDIA HEALTHCARE CORP.

AUDIT COMMITTEE CHARTER

There shall be a committee of the board of directors (the “Board”) of Concordia Healthcare Corp. (the “Company”) known as the Audit Committee.

PURPOSE OF AUDIT COMMITTEE

The Audit Committee has been established to assist the Board in fulfilling its oversight responsibilities with respect to the following principal areas:

(a)	the Company’s external audit function; including the qualifications, independence, appointment and oversight of the work of the external auditors;

(b)	the Company’s accounting and financial reporting requirements;

(c)	the Company’s reporting of financial information to the public;

(d)	the Company’s compliance with law and regulatory requirements;

(e)	the Company’s risks and risk management policies;

(f)	the Company’s system of internal controls and management information systems; and

(g)	such other functions as are delegated to it by the Board.

Specifically, with respect to the Company’s external audit function, the Audit Committee assists the Board in fulfilling its oversight responsibilities relating to: the quality and integrity of the Company’s financial statements; the independent auditors’ qualifications; and the performance of the Company’s independent auditors.

MEMBERSHIP

The Audit Committee shall consist of as many members as the Board shall determine but, in any event not fewer than three directors appointed by the Board. Each member of the Audit Committee shall continue to be a member until a successor is appointed, unless the member resigns, is removed or ceases to be a director of the Company. The Board may fill a vacancy that occurs in the Audit Committee at any time.

Members of the Audit Committee shall be independent and selected based upon the following and in accordance with applicable laws, rules and regulations:

(a)	Financially Literate. Each member shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Audit Committee. For these purposes, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

CHAIR AND SECRETARY

The Chair of the Audit Committee shall be designated by the Board. If the Chair is not present at a meeting of the Audit Committee, the members of the Audit Committee may designate an interim Chair for the meeting by majority vote of the members present. The Secretary of the Company shall be the Secretary of the Audit Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Audit Committee members who are present. A member of the Audit Committee may be designated as the liaison member to report on the deliberations of the Audit Committees of affiliated companies (if applicable).

MEETINGS

The Chair of the Audit Committee, in consultation with the Audit Committee members, shall determine the schedule and frequency of the Audit Committee meetings provided that the Audit Committee will meet at least four times in each fiscal year and at least once in every fiscal quarter with the management and external auditor. The Audit Committee shall have the authority to convene additional meetings as circumstances require.

Notice of every meeting shall be given to the external and internal auditors of the Company, and meetings shall be convened whenever requested by the external auditors or any member of the Audit Committee in accordance with applicable law. The Audit Committee shall meet separately and periodically with management, legal counsel and the external auditors. The Audit Committee shall meet separately with the external auditors at every meeting of the Audit Committee at which external auditors are present.

MEETING AGENDAS

Agendas for meetings of the Audit Committee shall be developed by the Chair of the Audit Committee in consultation with the management and the corporate secretary, and shall be circulated to Audit Committee members as far in advance of each Audit Committee meeting as is reasonable.

RESOURCES AND AUTHORITY

The Audit Committee shall have the resources and the authority to discharge its responsibilities, including the authority, in its sole discretion, to engage, at the expense of the Company, outside consultants, independent legal counsel and other advisors and experts as it determines necessary to carry out its duties, without seeking approval of the Board or management.

The Audit Committee shall have the authority to conduct any investigation necessary and appropriate to fulfilling its responsibilities, and has direct access to and the authority to communicate directly with the internal and external auditors, the counsel of the Company and other officers and employees of the Company.

The members of the Audit Committee shall have the right for the purpose of performing their duties to inspect all the books and records of the Company and its subsidiaries and to discuss such accounts and records and any matters relating to the financial position, risk management and internal controls of the Company with the officers and external and internal auditors of the Company and its subsidiaries. Any member of the Audit Committee may require the external or internal auditors to attend any or every meeting of the Audit Committee.

RESPONSIBILITIES

The Company’s management is responsible for preparing the Company’s financial statements and the external auditors are responsible for auditing those financial statements. The Audit Committee is responsible for overseeing the conduct of those activities by the Company’s management and external auditors, and overseeing the activities of the internal auditors.

The specific responsibilities of the Audit Committee shall include those listed below. The enumerated responsibilities are not meant to restrict the Audit Committee from examining any matters related to its purpose.

1.	Financial Reporting Process and Financial Statements

The Audit Committee shall:

(a)	in consultation with the external auditors and the internal auditors, review the integrity of the Company’s financial reporting process, both internal and external, and any major issues as to the adequacy of the internal controls and any special audit steps adopted in light of material control deficiencies;

(b)	review all material transactions and material contracts entered into between (i) the Company or any subsidiary of the Company, and (ii) any subsidiary, director, officer, insider or related party of the Company, other than transactions in the ordinary course of business;

(c)	review and discuss with management and the external auditors: (i) the preparation of Company’s annual audited consolidated financial statements and its interim unaudited consolidated financial statements; (ii) whether the financial statements present fairly (in accordance with Canadian and United States generally accepted accounting principles) in all material respects the financial condition, results of operations and cash flows of the Company as of and for the periods presented; (iii) any matters required to be discussed with the external auditors according to Canadian and United States generally accepted auditing standards; (iv) an annual report by the external auditors describing: (A) all critical accounting policies and practices used by the Company; (B) all material alternative accounting treatments of financial information within generally accepted accounting principles that have been discussed with management of the Company, including the ramifications of the use such alternative treatments and disclosures and the treatment preferred by the external auditors; and (C) other material written communications between the external auditors and management;

(d)	following completion of the annual audit, review with each of: (i) management; (ii) the external auditors; and (iii) the internal auditors, any significant issues, concerns or difficulties encountered during the course of the audit;

(e)	resolve disagreements between management and the external auditors regarding financial reporting;

(f)	review the interim quarterly and annual financial statements and annual and interim press releases prior to the release of earnings information; and

(g)	review and be satisfied that adequate procedures are in place for the review of the public disclosure of financial information by the Company extracted or derived from the Company’s financial statements, other than the disclosure referred to in (f), and periodically assess the adequacy of those procedures.

2.	External auditors

The Audit Committee shall:

(a)	require the external auditors to report directly to the Audit Committee;

(b)	be directly responsible for the selection, nomination, compensation, retention, termination and oversight of the work of the Company’s external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, and in such regard recommend to the Board the external auditors to be nominated for approval by the shareholders;

(c)	approve all audit engagements and must pre-approve the provision by the external auditors of all non-audit services, including fees and terms for all audit engagements and non-audit engagements, and in such regard the Audit Committee may establish the types of non-audit services the external auditors shall be prohibited from providing and shall establish the types of audit, audit related and non-audit services for which the Audit Committee will retain the external auditors. The Audit Committee may delegate to one or more of its members the authority to pre-approve non-audit services, provided that any such delegated pre-approval shall be exercised in accordance with the types of particular non-audit services authorized by the Audit Committee to be provided by the external auditor and the exercise of such delegated pre-approvals shall be presented to the full Audit Committee at its next scheduled meeting following such pre-approval;

(d)	review and approve the Company’s policies for the hiring of partners and employees and former partners and employees of the external auditors;

(e)	consider, assess and report to the Board with regard to the independence and performance of the external auditors; and

(f)	request and review the audit plan of the external auditors as well as a report by the external auditors to be submitted at least annually regarding: (i) the external auditing firm’s internal quality-control procedures; (ii) any material issues raised by the external auditor’s own most recent internal quality-control review or peer review of the auditing firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues.

3.	Accounting Systems and Internal Controls

The Audit Committee shall:

(a)	oversee management’s design and implementation of and reporting on internal controls. The Audit Committee shall also receive and review reports from management, the internal auditors and the external auditors on an annual basis with regard to the reliability and effective operation of the Company’s accounting system and internal controls; and

(b)	review annually the activities, organization and qualifications of the internal auditors and discuss with the external auditors the responsibilities, budget and staffing of the internal audit function.

4.	Legal and Regulatory Requirements

The Audit Committee shall:

(a)	receive and review timely analysis by management of significant issues relating to public disclosure and reporting;

(b)	review, prior to finalization, periodic public disclosure documents containing financial information, including the Management’s Discussion and Analysis and Annual Information Form, if required;

(c)	prepare the report of the Audit Committee required to be included in the Company’s periodic filings;

(d)	review with the Company’s counsel legal compliance matters, significant litigation and other legal matters that could have a significant impact on the Company’s financial statements; and

(e)	assist the Board in the oversight of compliance with legal and regulatory requirements and review with legal counsel the adequacy and effectiveness of the Company’s procedures to ensure compliance with legal and regulatory responsibilities.

5.	Additional Responsibilities

The Audit Committee shall:

(a)	discuss policies with the external auditor, internal auditor and management with respect to risk assessment and risk management;

(b)	establish procedures and policies for the following

(i)	the receipt, retention, treatment and resolution of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

(ii)	the confidential, anonymous submission by directors or employees of the Company of concerns regarding questionable accounting or auditing matters or any potential violations of legal or regulatory provisions;

(c)	prepare and review with the Board an annual performance evaluation of the Audit Committee;

(d)	report regularly to the Board, including with regard to matters such as the quality or integrity of the Company’s financial statements, compliance with legal or regulatory requirements, the performance of the internal audit function, and the performance and independence of the external auditors; and

(e)	review and reassess the adequacy of the Audit Committee’s Charter on an annual basis.

6.	Limitation on the Oversight Role of the Audit Committee

Nothing in this Charter is intended, or may be construed, to impose on any member of the Audit Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which all members of the Board are subject.

Each member of the Audit Committee shall be entitled, to the fullest extent permitted by law, to rely on the integrity of those persons and organizations within and outside the Company from whom he or she receives financial and other information, and the accuracy of the information provided to the Company by such persons or organizations.

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and in accordance with generally accepted accounting principles in Canada and the United States and applicable rules and regulations. These are the responsibility of management and the external auditors.